Follow-Up Materials



06013882

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME SGL Carbon AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 01 2006
THOMSON FINANCIAL

FILE NO. 82- 4023 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐			

OICF/BY: dlw

DAT : 6/1/06

ANNUAL REPORT 2005



SGL CARBON GROUP

SGL CARBON GROUP HIGHLIGHTS 2005

JAN Sale of Surface Protection business to Adcuram +++ SGL Carbon and Mitsubishi Rayon agree strategic cooperation in carbon fiber business area +++ MAR 2004 annual financial statements: EBIT +51% and net debt reduced by €127 million +++ APR Rating upgrade by Moody's +++ MAY SGL Carbon sells its key IT activities to Thales +++ Q1 figures for 2005: Sales revenue +13% and EBIT +25% +++ JUN SGL Carbon and Audi: Cooperation agreement for carbon-ceramic brake disks +++ AUG First six months of 2005: Sales revenue +14% and EBIT +29% +++ Pebble Bed Modular Reactor Ltd. chooses SGL Carbon as graphite supplier +++ SEP SGL Carbon repays convertible bond and reduces US borrowings to USD 80 million +++ NOV Q1-Q3 figures 2005: EBIT +43% and earnings per share increased from €-0.02 to €0.42 +++

€ million	2005	2004 (restated)	+/- %
Total assets	1,183.3	1,315.7	- 10.1
Shareholders' equity	322.1	267.3	+ 20.5
Equity ratio (in %)[1]	27.2	20.3	
Net debt[2]	264.7	321.6	- 17.7
Gearing (in %)[3]	82.2	120.3	
Capital expenditures (CAPEX) in property, plant and equipment	39.4	37.7	+ 4.5
Depreciation on property, plant and equipment	60.7	63.0	- 3.7
Number of employees (at year-end)	5,263	5,265	

[1] Ratio of equity to total assets
[2] Financial liabilities plus refinancing costs less cash and cash equivalents, less restricted cash for convertible bond and debt payment
[3] Ratio of net debt to equity

▲ KEY FIGURES SGL CARBON

SGL CARBON GROUP 2005

- SPECIALITIES
25 %_€263 million
- Electronic Applications
- Industrial Applications
- High Temperature Applications
- Automotive and Mechanical Applications
- Electrical Applications
- Process Technology for Corrosive Media



- SGL TECHNOLOGIES
15 %_€159 million
- Carbon Fibers
- Braking and Clutch Components
- Composites for Industrial Applications
- Aerospace Composites
- Expanded Natural Graphite

CARBON & GRAPHITE
60 %_€644 million
- Graphite Electrodes
- Cathodes
- Furnace Linings
- Carbon Electrodes

SGL CARBON GROUP WORLDWIDE 2005



NORTH AMERICA
27 %_€289 million
REST OF WORLD
24 %_€256 million
EUROPE
49 %_€524 million

€ million	2005	2004 (restated)	+/- %
Sales revenue	1,068.8	944.0	+ 13.2
EBITDA	177.9	126.6	+ 40.5
EBIT	112.8	59.0	+ 91.2
Profit/loss before tax	47.2	-2.9	
Net profit/loss for the period	28.1	-86.3	
Earnings per share (€)	0.50	-1.66	
Return on sales (in %) [1]	10.6	6.3	
ROCE (in %) [2]	13.8	7.5	

[1] Ratio of EBIT to sales revenue
[2] Ratio of EBIT to capital employed

SGL CARBON - MADE WORLDWIDE

As a manufacturer of products made from carbon, graphite and composite materials, we operate in around 100 countries around the world. With 33 SGL production facilities in Europe, North America and the Far East supported by an extensive distribution network, we are extremely close to our customers. We team up with them to work out tailored solutions, employing our expertise and comprehensive experience – ranging from major industrial applications (in the steel industry, for example) to high-technology areas like aerospace. Accompany us and discover the variety of the SGL world in the following pages.



SGL CARBON – MADE IN CHINA


€ 50 mil.
is the sales revenue that the SGL Group aims to generate in China in the long term. Heating elements, which are also used in silicon single crystal production, will make a major contribution to this figure.



"The Chinese economy is growing rapidly. That's why it's important for us to have a local presence so that we can build the business and align our production capacities accordingly."
Meinhard Wisskirchen, Production Manager, SGL Carbon Far East Ltd., Shanghai, China

Symbol of progress and the booming Chinese economy – the industrial metropolis of Shanghai

Photos: Jerome Lacrosniere, *Imagine China, Shanghai*

SGL CARBON – MADE IN FRANCE


20%
more sales revenue was achieved by SGL Carbon Technic SAS in 2005 with its pump business.



"This increase is also due to our expertise in developing products like the large propeller pumps for the chemical industry, where our product line is used in a large range of applications, keeping the most critical processes under control."

Laurent Fiard, Regional Pump Sales Manager, SGL Carbon Technic SAS, Grenoble, France

Cosmopolitan and a hub of innovation – Grenoble, France's second most important research center

Photos: Uli Deck, Deutsche Presse Agentur, Karlsruhe

SGL CARBON – MADE IN GERMANY



65 %

lighter – that's the carbon-ceramic brake disks that SGL manufactures in Meitingen for Audi, Porsche and other car makers.



"Qualities like light weight, mechanical strength, temperature resistance and high durability are just some of the highlights of our material. Thanks to all these features, carbon-ceramic brake disks are the ideal component in brake systems for many high performance cars."
Heiko Hippler, Production Manager, SGL BRAKES GmbH, Meitingen, Germany

Shaped by the business dynasties of Fugger and Welser - Augsburg, the city of three rivers, located in the immediate vicinity of Meitingen

Photos: Stefan Puchner, Deutsche Presse Agentur, Augsburg

SGL CARBON – MADE IN UK


250 km/hr
– commercial air-
craft landing speed.
The carbon fiber
we produce in
Scotland ensure
that commercial
aircraft brakes
perform under the
greatest loads.



"Every aircraft passenger and every Formula 1 driver needs to be able to 100 % rely on the brake and chassis materials. That's what our carbon fibers do."
Lance Hill, Sales Director, SGL TECHNIC Ltd., Inverness, UK

The former base of Macbeth's kingdom – Inverness, the capital of the Scottish Highlands

Photos: John Paul, European Pressphoto Agency, London

SGL CARBON – MADE IN POLAND



31 mil.t of primary aluminum was produced worldwide in 2005. Electrolysis for high-purity aluminum requires extremely precise, heat-resistant and abrasion-proof cathode blocks, which SGL is increasingly producing in Poland.

"The utmost demands are placed on our cathode blocks, which is why we have high quality standards, adherence to which we monitor constantly."

Mariola Mikoda, Manager Quality Assurance, Quality Management, SGL CARBON Polska S.A., Racibórz, Poland

Multicultural, with almost a thousand years of history – the former port of Racibórz on the river Oder

Photos: Peter Sondermann, Wuppertal

SGL CARBON – MADE IN USA


50%
and more carbon-fiber composite content is expected in tomorrow's next generation aircraft. SGL's subsidiary Hitco is one of the leading manufacturers of such components for the aerospace industry – serving major customers in the US and Europe.

"The strength and light weight of carbon composites provides significant advantages in aircraft design and fuel cost savings to the end-user. Hitco has world-class manufacturing capability in carbon composites and continues to find new customers and markets beyond its aircraft base."
Anthony Lawson, Vice President Manufacturing Operations (left, with Sandro Gomez and Paterno Romulo), HITCO CARBON COMPOSITES, Inc., Gardena, California, USA

On the doorstep of L.A., Hollywood and Silicon Valley – Gardena in the Golden State of California

Photos: Vaughn Youtz, Zuma Press Inc., Hollywood



For SGL Carbon, continuing globalization is both a challenge and an opportunity. This is because worldwide trade encourages growth, secures jobs and accelerates technical development. The markets in Asia and Eastern Europe in particular offer even greater potential for expansion, which is why we are driving our customer orientation further and strengthening our presence in these regions. At the same time, we are specifically gearing our traditional locations in Europe and the USA to meet future requirements. SGL Carbon is thus fully equipped for the future.

ANNUAL REPORT 2005

Contents

SGL Carbon – made worldwide 1-8

Chairman's Letter 10

SGL Carbon in the Capital Markets 13

Corporate Governance Report 17

Group Management Report 20

- Economic environment and development of customer industries 20
- Organization and Group structure 22
- Business development in the Group 23
- Development of the Business Areas 28
- Balance sheet structure 35
- Liquidity and capital resources 37
- Capital expenditure and depreciation 39
- Research and development 39
- Environmental protection and occupational safety 41
- Human resources 43
- Risk report 44
- Events occurring after the end of the fiscal year 48
- Outlook 48

Consolidated Financial Statements and Notes 53

- Consolidated Income Statement 55
- Consolidated Balance Sheet 56
- Consolidated Cash Flow Statement 58
- Consolidated Statement of Changes in Equity 59

Notes to the Consolidated Financial Statements 60

- Notes to the Consolidated Income Statement and the Consolidated Balance Sheet 69
- Notes to the Consolidated Cash Flow Statement 89
- Other Disclosures 90
- Auditor's Report 109
- Significant Consolidated Subsidiaries 111

Report of the Supervisory Board 112

Board of Management and Supervisory Board 114

Dear Shareholders,

After a few difficult years, the 2005 fiscal year was very successful for SGL Carbon. We managed to achieve and, in some cases, even exceed our ambitious goals. For example, in 2005 we reduced our net debt to well under the targeted goal of below € 300 million. The return on sales increased to more than 10 %, meaning that our mid-term goal of 8 - 10 %



Robert J. Koehler

Chairman of the Board of Management

was already reached in 2005. Strategically, we have further advanced the Company following the completion of radical portfolio measures at the end of 2004. The capital markets have rewarded this. The share price increase of 45 % during 2005, however, should not be used to disguise the fact that we are still far away from our comparable heights. We will continue in 2006 on the path we have taken toward continuous improvement of our margins, cost reduction and debt reduction by way of free cash flow to further strengthen your confidence in our Company with sustained profitable growth. Our target for this year is to continue and add to last year's operational successes. We definitely intend to further reduce the debt.

Operating business surpasses own expectations

In the individual analysis, the fiscal year 2005 is to be seen within the following framework: we benefited from the improved overall economic conditions. There has been a significant increase in demand for the products in almost all our business areas. Moreover, as described in detail in last year's annual report, the loss making Surface Protection business was disposed of at the beginning of the year, the effects of which were already accounted for in the annual financial statements for 2004.

Overall, the operating development was largely positive. Thanks to a 13 % sales improvement, SGL Carbon clearly surpassed the one billion euro threshold in the 2005 fiscal year. At the annual press conference in March 2005, we set a growth target of around 5 %. EBIT development was even more positive with an increase of 91 % to €113 million. Even after taxes, the Company was once again in the black with €28 million after several years of losses.

Positive development in all Business Areas

The positive business development was the result of high demand for our core product Graphite Electrodes in the Carbon and Graphite Business Area. With 222,000 tons, capacity utilization was almost 100 %. Further appreciation of prices was achieved in the markets driven also by significant increases in raw material costs. Due to efficient cost management and further production optimization measures, a 19 % return on sales was generated in CG. Favorable conditions in the customer industries for high-performance batteries and solar power meant that the previous year's high sales level could be surpassed in the Specialties Business Area. This Business Area also supplied technological highlights during 2005. For example, SGL Carbon was selected by the South African PBMR as a strategic supplier of high-quality graphite and carbon fiber composites for pebble-bed modular reactors for power generation, thanks to our expertise. This opened up a further interesting source of sales and earnings.

Important strategic steps in Business Area SGL Technology

In addition to operating improvements, particularly in carbon fibers and composites, important strategic progress was made in 2005 in the Business Area SGL Technologies. For instance, an exclusive agreement for carbon-ceramic brake discs was signed with the car manufacturer Audi, representing an essential step towards serial production in the future. The strategic alliance with the Japanese Mitsubishi Rayon Corporation has created the conditions for better supply of raw materials in future, further technological developments and improved capacity utilization of our carbon fibers.

Clear improvement of financial situation

As a result of increased profits and a conscious capital expenditure policy, SGL Carbon generated free cash flow of €57 million in 2005. This was again used for debt reduction. The net debt decreased accordingly from €322 million to €265 million. The equity ratio increased significantly from 20.3 % to 27.2 %. The rating agencies rewarded this positive development. Accordingly, in 2005 our rating by Standard & Poor's and Moody's was much improved in comparison with the previous year. In fall, we also repaid the convertible bond as scheduled, substantially reduced our US liabilities and made early and complete payment of the amounts still outstanding to the Department of Justice in the USA.

Confidence for 2006

We started the 2006 fiscal year with a good deal of optimism. Our main focus continues to be on improving profitability and cash flow as well as reducing our debt. However, due to the significant improvements in 2005, the rate of increase in profitability should slow in 2006 compared to 2005. In 2006 we expect a moderate increase in sales and a disproportionally higher growth in profits. 2006 is again expected to be a year in which important foundations will be laid for the future of the T segment. We intend to focus on the businesses in which we can achieve the highest medium-term growth rates and profitability ratios. All activities will be measured against these criteria.

SGL Carbon has come out of the trough. We have largely completed the extensive restructuring required to get the Company into shape for the accelerating globalization. Selective growth with the focus on generating cash flow and reducing net debt will continue to dominate. Nevertheless, we cannot afford to rest on our achievements. Customer satisfaction and the well-being of our employees, to whom I would like to extend my heartfelt thanks for their commitment on behalf of my colleagues and myself, are every bit as important as the clearly defined goal of ensuring our share is a long-term profitable investment for all shareholders and bondholders. This applies also to 2006!

With best wishes



Robert J. Koehler Chairman of the Board of Management

SGL CARBON IN THE CAPITAL MARKETS

Predominantly favorable stock markets environment

The year 2005 was shaped by different developments in the international financial markets. While the U.S. stock markets mainly continued to trade sideways, despite rising corporate profits, the leading Japanese indices succeeded in growing by around 40% after a relatively weak 2004. According to leading strategists, this development represents the long overdue technical correction of the overvaluation of the American market compared to international markets.

The European stock markets also benefited from a very positive environment. Despite rising oil and raw materials prices, the relevant indices of the leading stock exchanges in London, Paris, Amsterdam and Zurich all recorded double digit increases. The leading European index Euro Stoxx 50 rose by over 20%. The German stock market DAX closed at 5,408 points, a rise of 27% over the previous year. This result was topped by the MDAX (which includes the SGL Carbon share), which grew by 36% to 7,312 points.

SGL Carbon share increases by 45%

Relative performance of the SGL Carbon share 2005


■ SGL Carbon
MDAX
□ DAX
160%
140%
120%
100%
80%
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

Supported by consistently positive quarterly figures, a significant reduction of the net debt and solid order backlog, the SGL Carbon share also benefited from the positive trend in the German financial market. Starting the year with a Xetra closing price of €9.63 (December 30, 2004), the direction of the stock price was initially unclear, reaching the 2005 low of €8.56 on April 26, 2005. This was followed by a recovery phase, which developed into a significant outperformance of the share price during the fourth quarter. During this period, the 2005 high of €14.60 was reached on December 9. At the end of 2005, the SGL Carbon share was quoted at €13.95, an increase of 45%. The share therefore performed significantly better than the major stock market indices. Despite negative exchange rate effects, the quotation of our share on the New York Stock Exchange (NYSE) was similarly positive. It rose from U.S.$ 4.39 (closing price as at December 30, 2004) to U.S.$ 5.51, thus recording an increase of 26%.

Significant improvement in market capitalization and earnings per share

In 2005, the number of our shares increased from 55,835,290 to 56,591,249. At year-end 2005, the market capitalization for SGL Carbon amounted to €789.4 million, compared to €537.7 million in the previous year. According to the Deutsche Börse AG ranking, our share is ranked no. 34 (previous year: 32) on the MDAX in terms of market capitalization.

The average volume in Xetra trading, which at 323,000 shares per day in 2004 was still strongly influenced by our capital increase, returned to a "normal" level of 266,000 per trading day in 2005. In terms of turnover, the statistics of Deutsche Börse AG place SGL Carbon at no. 34 in the MDAX at the end of December 2005 (previous year: 21). On the NYSE, approx. 15,000 SGL Carbon shares per day were traded in the fiscal year, a slight decrease compared to 2004 (approx. 18,400).

Key figures of the SGL Carbon share

	2005	2004
Number of shares (units)	56,591,249	55,835,290
Share price: high (€)	14.60	12.05
Share price: low (€)	8.56	7.20
Share price: year-end (€)	13.95	9.63
Market capitalization at year-end (€ million)	789.4	537.7
Average share sales per day (units)	266,000	323,000
Free float (%)	100	100
Earnings per share (€)	+0.50	-1.66
Free cash flow per share (€)	+1.01	+1.02
Equity per share (€)	5.69	4.79

The earnings per share increased to €0.50, an improvement of €2.16 compared to the same period in the previous year.

Master data of the SGL Carbon share

Trading centers	Germany	Xetra, Frankfurt, Hamburg, Stuttgart, Düsseldorf, Munich, Berlin-Bremen, Hannover	
	USA	New York (NYSE)	
Identification numbers	ISIN 723 530	ISIN DE 000 723 5301	Cusip 784 188 203
Acronyms	Reuters	Xetra	SGCG.DE
		Frankfurt	SGCG.F
		USA	SGG.N
	Bloomberg	Xetra	SGL GY
		Germany	SGL GR
		USA	SGL US

Shareholder structure dominated by institutional investors

The shares of SGL Carbon AG are entirely free float. According to our information, the only large shareholders are Fidelity Management & Research Corporation with 5.26 %, Fidelity International Limited with 5.12 % and BT Pension Scheme Ltd. with 5.11 %. Our most recent survey of shareholders from April 2005 reveals that retail investors account for around 30 % of shares, with the remaining 70 % being held by institutional investors. The overwhelming majority of the institutional shareholders are foreign, mainly from North America and the UK.

Corporate high yield bond receives rating upgrade

The performance of our corporate bond (volume €270 million, yield 8.5 %), which matures in February 2012, was volatile in the fiscal year. The positive start, which saw the price of the security rise to the 2005 high of €113 in mid-February, was followed by a downward phase that lasted until mid-May. During this period, the bond reached its 2005 low of €103.50. The price decrease was significantly driven by the general weakness of the bond market, triggered by the profit warning of General Motors. The resulting downgrades for General Motors bonds had a particularly damaging effect on the market for high-yield bonds, in which SGL Carbon bonds are also traded. However, the bond made a major recovery and traded sideways between 107.10 and €111 until the year-end. Average trading volumes were around 58,000 units per day.

Price development of the SGL Carbon bond 2005 in €



116
112
108
104
100
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

This development only partially reflects our positive business development in fiscal 2005, which was, however, recognized officially, with SGL Carbon receiving upgrades in its ratings from both Moody's and Standard & Poor's. The Moody's rating for our bond increased from Caa1 to B3, while Standard & Poor's raised the rating from CCC+ to B-, increasing the credit rating for SGL Carbon AG from B to B+ at the same time. These upgrades will have a positive effect on the conditions of any future financing projects.

On September 19, 2005, we repaid the outstanding 37 % (= €50 million) of our maturing convertible bond, which had been issued in September 2000. At the beginning of 2004, we redeemed 63 % of the convertible bond on the basis of a voluntary redemption offer.

Targeted IR activities

Our investor relations activities are focused on providing extensive, up-to-date information for investors, analysts and the financial press. Our declared goal is to achieve a fair valuation of the SGL Carbon share via comprehensive, reliable public information through regular quarterly and annual reports, which provide a detailed insight into the current development of our Company.

To ensure that all capital market participants - especially retail investors - are treated equally, our website is a key instrument of our communication activities. In the "Investor & Media Relations" section, all relevant facts (share price data, financial figures, publications, presentations, conference calls, etc.) can be viewed or downloaded. Our mail service is an even more accessible source of information. It now has some 5,500 users, who immediately and automatically receive all publications by e-mail after completing a simple registration form on our website.

In addition, an open and trustworthy dialog with financial market participants is also a key pillar of our corporate policy, which is why we further increased the number of direct contacts with investors and analysts in 2005. For institutional investors, we organized 25 roadshows and sales force briefings at key European and U.S. financial centers - such as London, Paris, Frankfurt, New York, Boston and Zurich. We also presented the business development and strategic goals of our Company as speakers during five investor conferences of major international financial institutions. A total of around 130 individual discussions and conference calls were held with investors and analysts in 2005 by the Board of Management and Investor Relations.

CORPORATE GOVERNANCE REPORT

A long tradition of Corporate Governance at SGL Carbon

As early as 2002, SGL Carbon had developed and lived by its own guidelines for leadership and transparency. These standards have been constantly enhanced and adapted to meet requirements. Our current Corporate Governance Principles are based chiefly on the German Stock Corporation Law and the German Corporate Governance Code in the version of June 2, 2005. The principles also incorporate important provisions contained in the German Act Regarding Integrity of Companies and Modernization of Stock Corporation Law which took effect as of November 1, 2005 (UMAG) as well as the Investor Protection Improvement Act (AnSVG). All members of the Board of Management and the Supervisory Board of SGL Carbon AG have approved and signed the Corporate Governance Principles as updated in December 2005.

As our share is also listed on the New York Stock Exchange (NYSE), SGL Carbon is also subject to certain US guidelines as well as the regulations of the US stock exchange supervisory authority, the U.S. Securities and Exchange Commission (SEC). This particularly includes the Sarbanes Oxley Act (SOX) which came into effect in July 2002 with the aim of improving both the transparency of corporate reporting and shareholder protection.

The aim of our Corporate Governance is a responsible and transparent management committed to value creation and the balancing of interests. Our central aims are efficient and trustworthy cooperation between the Board of Management and the Supervisory Board, respect for the interests of our shareholders and the other stakeholders as well as open and timely communication and reporting.

Close cooperation between the Board of Management and the Supervisory Board

SGL Carbon's Board of Management currently comprises four members, who are directly responsible for managing the Company in compliance with legal provisions. It is bound to the interests of the Company and is committed to increasing the value of SGL Carbon in the long term. Its most important duties include the strategic direction of the Company, management development, corporate communication, in particular with the capital markets and an appropriate risk management and controlling. Moreover, it decides on the distribution of resources and appointments to the most important positions in the Company.

The Board of Management works closely with the Supervisory Board. It informs the Supervisory Board regularly, comprehensively and in a timely fashion of all relevant aspects concerning planning, business development, risks and risk management. The remuneration of members of the Board of Management, which comprises a high variable target or performance-related component, is shown in the notes to this annual report (page 97).

The Supervisory Board's task is to monitor the fundamental business decisions of the Board of Management and to provide counsel on the management of the Company. The committee has 12 members, of which, in accordance with the provisions of the Law on Codetermination, six are elected by the Annual General Meeting and six by the employees. By means of regular exchange with the Board of Management, the Supervisory Board is at all times kept informed of the business situation, corporate planning and implementation of the strategy.

Decisions of fundamental financial importance to the Company - such as the incorporation of new, or the abandonment of existing, businesses or the issue of bonds - must be approved by the Supervisory Board. Further essential responsibilities of the Supervisory Board include the appointment of members of the Board of Management as well as approving the annual financial statements of SGL Carbon AG and the SGL Carbon Group. The remuneration of each Supervisory Board member is also shown in the notes (page 98) to this annual report. In addition to the already established Audit Committee and Personnel Committee, the close cooperation between the Board of Management and the Supervisory Board at SGL Carbon is also reflected in the fact that independent Strategy and Technology Committees have also been set up to deal with the special topics related to these areas.

Focus on transparency

Our Group Accounting for quarterly and annual financial statements is carried out in compliance with the principles of the internationally recognized International Financial Reporting Standards (IFRS) and the comprehensive SEC regulations regarding publication. The auditor is proposed by the Audit Committee of the Supervisory Board, which particularly ensures auditor independence, and appointed by the Annual General Meeting. To ensure timely reporting, we publish our consolidated financial statements at the latest 90 days after the end of the fiscal year and our quarterly financial statements within 45 days after the end of the reporting period.

In addition to ongoing reporting, we provide information in the form of ad hoc reports and press releases on all events which may have an effect on the financial, asset, and profitability situation of our Company. We publish all relevant facts without delay, while adhering to the principle of fair disclosure, providing the information simultaneously to all significant target groups. Our website provides all important information which can be viewed or downloaded. In this way, we create the basis for a high degree of transparency which we feel we owe to our shareholders and bondholders as a result of our Corporate Governance Principles.

Adjustments and extensions in 2005

The new version of the German Corporate Governance Code dated June 2, 2005 did not result in major amendments to the contents of our Corporate Governance Principles. In addition to a few updates and editorial adjustments, they now also include a detailed list of black-out periods for the 2006 fiscal year. During such periods, the members of the Board of Management and the Supervisory Board as well as employees of the SGL Carbon Group should not trade in shares or other securities of our Company. Moreover, in 2005 we also enlarged our guidelines to include a Group-wide Code of Business Conduct and Ethics.

With regard to the implementation of further regulations contained in the Sarbanes Oxley Act (SOX), our standards now also include a guideline for communications relating to financial statements. This "whistleblower guideline" in accordance with Section 301 of the SOX governs the treatment of personal or anonymous information which we receive from our employees with regard to possible errors or inaccuracies in determining financial data.

For the first time in the 2006 fiscal year, the Board of Management must compile a report evaluating the internal control system (ICS) as part of the financial reporting in accordance with the provisions contained in Section 404 of the SOX. The statements in this management report are to be certified by the auditor. In addition, the auditor is to perform his own controls and tests in order to verify the correct functioning of the ICS.

In this context, the key Company processes and controls to be included were identified in 2005 and documented by the responsible managers. Weaknesses in controls which were detected as well as the absence of individual controls are being successively eliminated. Where necessary, organizational procedures are being adapted to meet the strict requirements of Section 404 of the SOX. During the first six months of 2006, all process controls are to be tested again by an expert work group. This will also involve external advisory support. The auditor will then immediately begin his audit of the ICS in the second half of 2006. This means that a significant increase in audit costs - particularly in the first year of such tests - is to be expected.

Declaration of Compliance further updated

The current Declaration of Compliance in accordance with section 161 of the German Stock Corporation Law (Aktiengesetz) was approved and signed by the Board of Management and the Supervisory Board of our Company on December 6, 2005. SGL Carbon thus follows the recommendations of the German Corporate Governance Code in its current version with only a few exceptions. These can be found in the complete Declaration of Compliance, which may be found in the notes to this annual report (page 106) as well as on our website at www.sglcarbon.com

Highlights



- 13 % growth in sales revenue to €1,069 million and 91 % rise in EBIT to €113 million borne by all Business Areas
- Net debt reduced from €322 million to €265 million
- Equity ratio increased from 20 % to 27 %
- Cooperation with Audi for further development of carbon-ceramic brake discs with the aim of serial production
- Early payment of the North American antitrust liabilities and refinancing and reduction of the USD credit line

Economic environment and development of customer industries

Further growth in world economy in 2005

According to the International Monetary Fund (IMF), there was sound growth of 4.3 % in the world economy in 2005. This development occurred in spite of significant increases in raw material costs leading to higher inflation rates. Accordingly, the US Federal Reserve and the European Central Bank pursued a more restrictive monetary policy by raising their key interest rates. Long-term interest rates, however, remained at a historical low.

The clearly favorable trend in the global economy in 2005 was driven predominantly by the unbroken pace of growth in China. According to forecasts from the Chinese State Development Planning Commission, GDP in the People's Republic was set to rise by 9.8 % in 2005. According to the IMF, further positive signals were received from India and Russia, which reported growth rates of 7.1 % and 5.5 %, respectively. According to the Organization for Economic Cooperation and Development (OECD), Japanese GDP is expected to have risen by 2.4 % in 2005. In 2005, the USA reported the strongest growth among Western industrialized countries, at 3.6 %. Supported by a weaker euro and strong exports, Europe's development was robust. According to OECD forecasts, there was 1.4 % growth in the euro zone. The Ifo Institute posted a rise of only 0.9 % in GDP for Germany. This increase was driven mainly by exports. Domestic demand, on the other hand, was again very weak. The first signs of an upward trend in the German economy were not seen until the final quarter according to the Kiel Institute for World Economics.

Economic tailwind for customer industries

The sound development of the global economy has also stimulated SGL Carbon's most important customer industries. The trend within the steel industry is particularly important for the operating development of the Carbon and Graphite (CG) Business Area. This was expanding in 2005. For example, according to Deutsche Bank, crude steel production increased globally by around 5 % to 1,130 million metric tons, mainly due to a significant 8 % increase in Asia to 538 million metric tons. Key reasons are the high backlog with regard to the infrastructure and investment goods as well as the fact that labor costs are much lower. In 2005 for the first time, China, the largest steel producer with a market share greater than 25 %, went from being a net importer of steel products to be a net exporter. With around 195 million tons and 134 million tons, respectively, Europe and North America were only slightly above the previous year's level. The increasing consolidation of the industry was noticeable in both regions. Better-quality steels are becoming even more important. The share of electric steel production which is relevant to SGL Carbon remained relatively stable worldwide at approximately 32 %. In addition to the steel industry, the aluminum industry is also important for the CG Business Area. This industry also benefited during 2005 from the increasing demand from East Asia.

The Specialties and SGL Technologies Business Areas supply a wide range of industries. With a global increase in car and light-duty commercial vehicles of almost 2 % to 66 million, 2005 was a respectable year for the automotive industry. There was particularly strong growth in innovations aimed at reducing weight and fuel consumption as well as increasing traffic safety. Estimates from Deutsche Bank suggest that the chemical industry experienced 5 % growth, with a sales volume of €1,865 billion. Also in this industry, China at +10 % saw the strongest growth of the largest producing nations. Another industry which had a particularly good year in 2005 was the aviation industry. On the basis of aircraft orders, it was a record year for the two largest aircraft manufacturers Airbus and Boeing. Global defense expenditure rose again in 2005, due mainly to the increased need for security, a number of international combined operations and the war in Iraq. This was especially valid for the US defense budget. Another sector important to SGL Carbon which benefited from the global economic growth was the energy sector. Particularly, alternative sources of energy posted above-average growth rates.

Organization and Group structure

The structures and organizational principles of our Company are as follows: The tasks of the Board of Management are those of a management holding. The holding (SGL Carbon AG) is a legally independent entity. The Board of Management provides the overall strategic direction on the basis of a joint decision-making process. The members of the Board of Management perform defined tutorship functions. The operating business is conducted by global Business Units (BUs). Decisions are taken jointly. The members of the BU management report directly to the Board of Management, especially to their respective tutor. The legal entities and sites provide the infrastructure and services required by the BUs. The corporate functions support the Board of Management and provide Groupwide services for all BUs.

Our guiding principles are based on management by objectives with objectives discussions between the Board of Management and the BUs as well as performance-based bonus plans related to Group, BU and personal objectives. Our commitment to SGL Excellence and our corporate vision and objectives provide the basis for the strategies and the day-to-day work of all units. The Company uses English as the common language. These organization principles were established in 1992 and, since then, they have been regularly monitored and further developed in close cooperation between the Board of Management and the operating units.

Sales revenue by Business Area €m

	2004	2005	
T	134	159	+19%
S	246	263	+7%
CG	562	644	+15%
Other	2	3	

Production ever more closely linked with customer industries

The need to follow customer industries when choosing production locations as a result of the ever-increasing speed of globalization is also becoming more and more apparent at SGL Carbon. In this respect, the traditional Europe and North America-based production has recently been extended to include locations in Asia. At the end of 2005, the Company had 33 production facilities: 17 in the EU, 12 in North America and 4 in Asia.

SGL Carbon's operating business is divided into three Business Areas with the following products and applications:

SGL Carbon Group

CARBON AND GRAPHITE	SPECIALTIES	SGL TECHNOLOGIES
Graphite Electrodes	Electronic Applications	Carbon Fibers
Cathodes	Industrial Applications	Braking and Clutch Components
Furnace Linings	High Temperature Applications	Composites for Industrial Applications
Carbon Electrodes	Automotive and Mechanical Applications	Aerospace Composites
	Process Technology	Expanded Natural Graphite

Business development in the Group

In the annual financial statements for the 2005 fiscal year, we have for the first time undertaken a full consolidation of all related subsidiaries in Germany and abroad. In accordance with the IFRS regulations, share-based remuneration programs were recorded as an expense. The previous years' figures have been retrospectively adjusted to provide a comparable presentation.

Sharp increase in sales revenue in all Business Areas

The economic upswing of our main customer industries had a strong positive effect on our sales revenue during the fiscal year. Consolidated sales revenue rose by 13 % (also by 13 % after adjusting for foreign currency changes) from €944.0 million in 2004 to €1,068.8 million in 2005. This was due in part to volume growth of 7 % while price increases had an effect of 6 %.

The Carbon and Graphite (CG) Business Area benefited from the continuing positive development of the steel economy. The rise in sales revenue is attributable to both higher shipments and much improved prices.

In the Specialties (S) Business Area, there was a significant increase in demand for high-temperature applications in the energy and semiconductor sectors while business was slightly down in the automotive sector. There was an above-average rise in project invoicing in the Process Technology business.

The growth businesses in the Technologies (T) Business Area generated significant sales revenue increases with our carbon-ceramic brake discs, carbon fibers and composite materials for the aerospace industry and industrial applications.

Based on the positive development in all three Business Areas, the shares in sales revenues remained virtually unchanged.

Positive development of order book

In view of the general economic upturn, the Company's order book developed positively. Both incoming orders and the order backlog were in parts significantly higher at the end of 2005 than at year-end 2004. This development applied to all three Business Areas. The production capacities for graphite electrodes were already well utilized in February 2006 for the new fiscal year. It is usual in this Business Area to make annual agreements with customers, therefore there is a relatively good visibility on forecasts. Orders in the Specialties Business Area were also up by more than 10 % over the previous year on December 31, 2005. The order structure in this Business Area is divided into two parts. One consists mainly of short-term orders from base businesses while the second also includes medium to

Share of Group sales by Business Area


T 15 %
CG 60 %
S 25 %

Sales revenue by region
Origin


Germany 34 %
North America 25 %
Rest of Europe 41 %

Sales revenue by region
Destination


Germany 13 %
Rest of world 24 %
Rest of Europe 36 %
North America 27 %

long-term major orders. In this respect it is worth mentioning the supply agreement concluded in 2005 with South Africa-based PBMR for specialty graphites to be used in the construction of pebble-bed modular reactors. The order situation in SGL Technologies also improved. The order structure at SGL T is very heterogeneous, encompassing short-term orders, medium-term orders as in the case of carbon-ceramic brakes and long-term orders spanning more than ten years for aerospace component programs in the subsidiary Hitco. Here, however, only the components already called off by the customer are posted in the order backlog.

Sales revenue by customer industry %_€m


Semiconductors 3%_32
Aerospace/defense 5%_50
Aluminum 5%_58
Automotive 5%_58
Other metallurgy 5%_51
Chemicals 8%_80
Energy/industrial applications 16%_178
Steel 53%_562

Gross profit improves further

€m	2005	2004
Sales revenue	1,068.8	944.0
Cost of sales	-746.7	-681.3
Gross profit on sales	**322.1**	**262.7**
Gross return on sales revenue (in %)	30.1	27.8
Selling expenses	-126.8	-119.1
Research and development costs	-18.0	-19.2
General and administrative expenses	-48.1	-43.6
Other operating income and expenses	-16.4	-21.8
EBIT	**112.8**	**59.0**

The gross profit increased by €59.4 million or 22.6% to €322.1 million. The gross return on sales revenue, representing the relationship of the gross profit to sales revenue, rose from 27.8% to 30.1%. Contributing substantially to this were the favorable price and volume developments in all Business Areas. We managed to more than recuperate the significant price rises for energy (electricity, gas) and raw materials by consequently adhering to our cost reduction programs as well as through price adjustments.

Procurement markets dominated by increase in raw material prices

The main raw materials in our CG and S Business Areas are petroleum cokes, pitches and anthracite. We source these materials from a number of suppliers, with the majority of whom we sustain long-term business relationships. Demand and prices are usually determined in annual outline agreements. Although the availability of high-quality raw materials is limited, there were no delivery bottlenecks in 2005. Supply was also guaranteed throughout 2005 in the SGL T areas. Due to our wide range of different technological products, various main raw materials are required. In the case of carbon fibers, for example, these are PAN (polyacrylnitril) precursors. Production of the foils is based mainly on natural graphite. We cover our energy requirements (electricity, gas) with national as well as local power supply companies. Overall, raw material and energy costs rose during the reporting year by an average 10% over the previous year.

Selling expenses further optimized

In spite of increased sales revenues, we succeeded in limiting the rise in selling expenses including freight costs to around €7.7 million; these amounted to €126.8 million in the reporting year (previous year: €119.1 million). At €18.0 million, research and development costs (R&D costs) were slightly lower than in 2004. Part of the development costs were also capitalized in 2005 in accordance with the regulations of IAS 38. Due to the early product life-cycle of our SGL T businesses, significant R&D-like cost components are also still included into the current operating costs of the SGL T Business Area. As a result of the higher addition to bonus provisions and with respect to the costs for the Sarbanes Oxley Project, general administrative costs totaled €48.1 million, around €4.5 million more than in 2004. Net other operating income and expenses improved to €-16.4 million in 2005 following €-21.8 million in 2004. This also includes the income related proceeds from the cooperation agreement with Audi. The expenses mainly related to the continuation of our various optimization programs.

Earnings before interest and taxes (EBIT)

EBIT rose by approximately 91% to €112.8 million in comparison with the previous year (2004: €59.0 million). Contributions came from all Business Areas. The return on sales for the Group rose on EBIT basis from 6.3% in 2004 to 10.6% in 2005, above our medium-term target corridor of 8-10% announced at the Annual General Meeting in April 2005. A significant contribution was made by the results of our SGL Excellence Initiative, which led to savings of €21 million on the basis of the SIX SIGMA method as well as other programs continued during the reporting year. The continuation of our cost and production site optimization programs resulted in expenses which were included in the segment results.

EBIT by Business Area €m

	2004	2005	Change
CG	86.4	121.6	+35.2
S	13.9	19.8	+5.9
T	-10.6	0.2	+10.8
Corporate	-30.7	-28.8	+1.9
Group	59.0	112.8	+53.8

Net financing costs

The net financing costs amounted to €-65.6 million during the 2005 fiscal year (previous year: €-61.9 million).

€m	2005	2004
Income/expense from associated companies	**0.8**	**-0.8**
Interest income	5.5	4.9
Interest on borrowings	-38.5	-35.1
Imputed interest on liabilities from antitrust proceedings in North America	-2.8	-3.9
Interest expenses from European antitrust proceedings	-2.9	-3.2
Interest component of additions to pension provisions	-13.5	-13.3
Net interest expense	**-52.2**	**-50.6**
Amortization of financing costs	-5.3	-3.8
Foreign currency valuation and foreign currency hedging for North American antitrust liabilities	-0.9	-2.7
Expenses for EU guarantees	-2.6	-3.2
Other financial expenses	-5.4	-0.8
Other financing costs	**-14.2**	**-10.5**
Net financing costs	**-65.6**	**-61.9**

The interest on borrowings increased by €3.4 million to €38.5 million in comparison with the previous year. Reasons for higher interest expenses were the interest expenses for our 8.5% interest-bearing corporate bond issue, which were not included until mid-February in 2004 as well as interest rate derivates, which had been settled in cash. The declining financial debt over the year reduced our interest payments partially.

Since the complete payments for the North American antitrust liabilities have been made prematurely, the net financing costs include imputed interest expense for the last time.

As part of the amortization of financing costs, the refinancing of our USD line in 2005 had a non-cash impact with approximately €1.2 million.

The foreign currency valuation and foreign currency hedging costs for the North American antitrust liabilities also led to expenditures in the net financing costs for the last time due to complete repayment of these liabilities.

The rise in Other financial expenses from €0.8 million in 2004 to €5.4 million in 2005 mainly results from the mark-to-market valuations of our interest and currency derivatives with reference to the reporting date.

Reconciliation from EBIT to consolidated earnings

€m	2005	2004
EBIT	**112.8**	**59.0**
Net financing costs	-65.6	-61.9
Profit/loss before tax	**47.2**	**-2.9**
Income taxes	-19.1	-1.6
Net profit/loss from continuing operations	**28.1**	**-4.5**
Net loss from discontinued operations	0	-81.8
Net profit/loss	**28.1**	**-86.3**
Earnings per share in €	**0.50**	**-1.66**

Profit/loss before tax from continuing operations improved to €47.2 million (previous year: €-2.9 million). After deduction of income taxes amounting to €19.1 million (income tax rate: 40%), the net profit/loss from continuing operations was €28.1 million (previous year: €-4.5 million). In 2005, earnings were no longer affected by the activities of the Surface Protection business, which was sold as of January 6, 2005 (previous year: €-81.8 million). Consequently, earnings per share were €0.50 following a loss of €-1.66 in the previous year.

Net profit used for debt redemption

As parent company of the SGL Carbon Group, SGL Carbon AG generated a net profit of €186.8 million in 2005, resulting mainly from transfers of equity interests within the Group, and from the dividend payments of SGL subsidiaries. After covering the loss carried forward of €164.8 million, we have used half of the remaining net profit to increase reserves by €11.0 million and brought forward the other half into 2006. Free funds were deployed to accelerate debt redemption and financing of Group companies.


CG

CARBON AND GRAPHITE (CG):

Further significant increases in sales revenue and earnings

€m	2005	2004	Change (%)
Sales revenue	644	562	15
EBITDA	160	120	33
EBIT	122	86	42
Return on sales (in %)	19	15	
Capital expenditures	27	27	0
Depreciation/amortization	38	33	15
Research and development	7	8	-12
Number of employees (year-end)	2,450	2,550	-4

The Carbon and Graphite (CG) Business Area mainly produces graphite electrodes for steel production in electric arc furnaces. Cathodes used in aluminum production as well as carbon electrodes for other metallurgical applications are also manufactured. Furnace linings for pig iron production complete the portfolio. CG operates 12 production facilities (EU 8, NA 4), in order to offer optimum service to globally operating customers. In 2005, almost all production facilities manufactured close to capacity limit, which has had a positive effect on unit costs.

Worldwide Steel Dynamics 1972 - 2005


■ Blast Oxygen Furnace (BOF)
Electric Arc Furnace (EAF)
800
600
400
200
1972
1976
1980
1984
1988
1992
1996
2000
2005

Total market volume 1972:
630 million tons, thereof EAF: 16 %

Total market volume 2005:
1,130 million tons, thereof EAF: 32 %

At €644 million, the sales revenue of CG in 2005 was 15 % higher (15 % after adjusting for foreign currency changes) than in the previous year. During 2005, volume and price effects impacted with 7 % and 8 %, respectively on the reported sales revenues. Shipments of the core product graphite electrodes increased to a record level of 222,000 metric tons (previous year: 209,000 metric tons). Year on year, the increase can be attributed mainly to the economic upswing in Europe as well as to market and customer-specific developments. In the other regions the good sales level of the previous year was maintained. Significant price rises could be achieved in both the euro and the USD zones. Based on local currency, average prices for graphite electrodes increased by 13 % in the USD zone and 5 % in the euro zone in 2005. The sustained sound trend in the steel economy continued to have a positive impact on our order backlog at year-end. Sales of cathodes at around 27,000 tons were slightly lower than in the previous year.
By contrast, there was a slight increase in the proportion of graphitized cathodes,



an indication of recovery in the aluminum industry. This was also apparent in a clear upturn in demand for our products, which began in the second half of 2005. The significant price increases set for 2006 reflect both the rise in raw materials and energy costs and the improved market situation.

As in the previous year, business with furnace linings for the crude steel industry was sold out. We were able to record another slight increase in sales revenues.

The market for carbon electrodes for the production of silicon and phosphorous, which accounts for only around 4 % of CG sales revenue, was characterized by widespread stagnation of global demand. Moreover, this market is shaped by excess capacities among suppliers and strong cost competition from low-wage countries, which negatively impacts the price development.

Sales revenue by Business Line


Carbon Products* 19 %
Graphite Electrodes 81 %

* Cathodes, furnace linings, carbon electrodes

Above-average earnings increase at CG

EBIT at CG improved more than proportionately by 42 % from €86 million in 2004 to €122 million in 2005. The return on sales rose from 15 % to 19 %. Major contributing factors to this positive development were price and volume effects as well as cost reductions from our SGL Excellence efficiency enhancing programs. Unit costs for graphite electrodes decreased by a further 7 % in comparison with 2004 after adjustment for the 10 % increase in raw materials and energy costs. The relocation of carbon electrode production from Ascoli, Italy to Nowy Sacz, Poland, which began in 2005, will be completed by the middle of 2006. At the end of 2005, an agreement on redundancy payments was reached with 112 employees in Ascoli. The appropriate fixed asset write downs are fully reflected in the 2005 earnings. Moreover, additional flexible early retirement agreements were concluded at the Griesheim site in Germany. This ensures our competitiveness and allows us to compensate for business-cycle-related demand weaknesses.

Sales revenue by customer industry


Steel 85 %
Aluminum 11 %
Other metallurgical applications 4 %

S

SPECIALTIES

Upswing in demand in most customer industries

Above-average growth in Process Technology and High Temperature Applications

€m	2005	2004	Change (%)
Sales revenue	263	246	7
EBITDA	32	29	10
EBIT	20	14	43
Return on sales (in %)	8	6	
Capital expenditures	6	4	50
Depreciation/amortization	12	15	-20
Research and development	6	5	20
Number of employees (year-end)	1,387	1,363	2

The Specialties (S) Business Area manufactures specially tailored products for a wide range of industries. The largest parts of sales revenue are achieved with customers from the chemicals, energy, semiconductor, automotive and metallurgy industries. Business focuses on products with the largest value added portion - for example, technical carbon products for high-technology applications and semiconductor materials. S also produces mechanical carbons for sealing rings as well as bearing and pump components for automotive and engineering industries. Process Technology activities, integrated in 2005, focus primarily on the production of graphite heat exchangers, columns as well as systems and pumps for the chemical industry.

Sales revenue in the Specialties (S) Business Area was up by around 7% (after adjusting for foreign currency changes: 7%) from €246 million to €263 million. Due to increased demand, sales revenue grew in all activities during 2005. While there was a significant rise in demand for high temperature applications and in the energy sector, the automotive business slowed down slightly. The semiconductor business also developed favorably. Project invoicing in the Process Technology business increased above average.



Asia and North America, in particular, provided positive growth impetus. There was a marked increase in business volume in Europe thanks to the strong export activity. Outside Europe, we were able to gain market shares in rising demand areas. In Europe, the market share was defended despite the difficult market environment.

The Business Area currently operates 16 production and processing facilities worldwide (7 EU, 5 NA, 4 Asia). There was good utilization of capacities during the reporting year. In 2005, additional companies were created in India and China - as part of our expansion into Asia. From 2006 onwards, this will allow us to provide a better service for our customers in these countries, using local machining and assembly centers.

EBIT increased by 43 % from €14 million in 2004 to €20 million in 2005. In addition to volume and price effects, site-specific product streamlining and the expansion of production in Poland contributed to the improved margin. The return on sales rose from 6 % in 2004 to almost 8 % in 2005. In comparison with 2004, further savings of €5 million were made, which roughly compensated for the factor cost increases. The ongoing efforts to lower the personnel cost portion of the total production costs also led to expenses during the reporting year which are included in the earnings. The measures concentrated primarily on the facilities in Bonn (Germany) and Chedde (France).

In order to secure the future direction of our Specialties business lines, we again have increased our capital expenditures in property, plant and equipment as well as research and development in 2005.

Sales revenue by Business Line


Other 4 %
High Temperature Applications 6 %
Automotive and Mechanical Applications 11 %
Process Technology 21 %
Electronic Applications 28 %
Industrial Applications 30 %

Sales revenue by customer industry


Other 5 %
Automotive 4 %
Metallurgy 8 %
Semi-conductors 12 %
Energy 17 %
Chemicals 21 %
Industrial Applications 33 %



SGL TECHNOLOGIES

Significant growth and the cooperation agreement with Audi concerning carbon-ceramic brake discs dominate the business development in 2005.

€m	2005	2004	Change (%)
Sales revenue	159	134	19
EBITDA	13	3	333
EBIT	0	-11	
Return on sales (in %)	0	-8	
Capital expenditures	9	9	
Depreciation/amortization	13	13	
Research and development	5	5	
Number of employees (year-end)	949	875	8

The SGL Technologies Business Area focuses on the development of innovative materials and products for new and rapidly growing markets. This process at times entails high startup and certification costs that usually only result in profit contributions in later years. Many of our products are still at the start of their life-cycle and carry the risks associated with typical research and development status. SGL T specializes in the added value chains ranging from carbon fibers all the way to complex components made of composite materials as well as expanded and processed natural graphite. The principal focus is on products for customers in the aerospace, defense, automotive and energy industries. The range of products includes carbon-fiber-reinforced materials and structural components for aircraft and carbon fibers for the wind power industry, carbon-ceramic brake discs as well as expanded graphite as sealing material and for heat storage.

Value Chains of SGL T

PAN PRECURSOR	Carbon Fibers (CF)	CF Prepreg, Fabrics	CF Reinforced Plastics	CF Reinforced Carbon	CF Reinforced Ceramic
NATURAL GRAPHITE	Expanded Graphite	Powder	Foils, Plates	Composites	
	Automotive ~ 30%	Energy/ Industrial ~ 40%	Aerospace/Defense ~30%		
	Various applications Carbon-ceramic brake discs	Carbon fibers New technologies for energy generation and use	Aircraft brakes CFRP aircraft structures		

In 2005, sales revenue increased by 19% (after adjusting for foreign currency changes: 19%) from €134 million in 2004 to €159 million in 2005. The growth was mainly generated by carbon-ceramic brake discs, carbon fibers for niche markets (e.g. medical equipment) and yarns for the automotive industry.



Important strategic cooperations in 2005

A significant milestone in 2005 was the cooperation agreement with Audi for further development of our carbon-ceramic brake disc. The objective of this cooperation is the use of our brake discs in new models produced by the Volkswagen/Audi Group and the further development of product characteristics and technical production processes with the goal of industrial serial production. Audi underlined its commitment with a double-digit million cash contribution. The payment covers past and future developments performed by SGL Carbon and contributed a positive earnings contribution in the low single-digit millions. Due to this, SGL T reported positive earnings for 2005.

In the carbon-fiber business, we agreed a strategic alliance at the beginning of 2005 with Mitsubishi Rayon Co. Ltd., Japan, concerning the supply of raw materials to our plant in Scotland in exchange for fiber production capacities. This cooperation is expected to bear fruit beginning in the second quarter 2006 and strengthen the value chain within SGL T. SGL T will therefore be able to enter new markets with high-quality fibers and improve the supply for captive use of composites.

The SGL T Business Area operates six production facilities worldwide (3 EU, 3 NA). In 2005, capacity utilization was higher than in the previous year. This was also reflected in the increased invoicing with our customers.

EBIT was slightly above break-even (previous year: €-11 million) and contributed significantly to the general improvement in earnings year on year. In addition to the volume growth in almost all Business Lines, price increases were also implemented which were partially higher than the factor cost increases.

Sales revenue by Business Line


Brake Discs and Other 18%
23% Expanded Graphite
59% Fibers and Composites

Sales revenue by customer industry


Other 15%
Automotive 29%
28% Energy/Industrial Applications
28% Aerospace/Defense

Corporate costs

Corporate costs were reduced during the reporting period by around €1.9 million to €28.8 million (previous year: €30.7 million). In addition to the costs of the management holding and the assigned central service areas, the costs for the project arising from the US Sarbanes Oxley Act in 2005 were reported centrally for the financial reporting. All Company processes which affect financial reporting must be systematically analyzed and documented. The objective is to provide evidence of a functioning internal control system to avoid errors in financial reporting. During the review sessions, control processes are modified or changed, where appropriate. If necessary, the business procedures on which they are based have to be completely re-aligned. SGL will be subject to the provisions of this US legal regulation for the first time when reporting on the 2006 fiscal year. In addition to certifying the annual financial statements, the auditor must also certify the functionality of the internal control system as well as the written affirmation of the management. In order to cope with this task, we have established a project team which is supported by external consultants. Around 15,000 man-hours were spent internally on this project in 2005. Corporate costs in the reporting year were also burdened by higher share-based remuneration programs and the accounting of higher provisions for performance-related bonus payments.

Balance sheet structure

€m	Dec. 31, 2005	Dec. 31, 2004
ASSETS		
Long-term assets		
Non-current assets	447.5	449.4
Deferred tax assets	128.8	130.2
	576.3	**579.6**
Short-term assets		
Inventories	280.6	256.4
Trade receivables	195.3	181.4
Other receivables and other assets	33.7	37.6
Restricted cash and cash equivalents [1]	0	128.0
Cash and cash equivalents	93.4	67.5
	603.0	**670.9**
Assets held for sale	4.0	65.2
Total assets	**1,183.3**	**1,315.7**
EQUITY AND LIABILITIES		
Equity		
Shareholders' equity	322.1	267.3
Minority interests	1.3	1.8
Long-term liabilities		
Pension obligations	158.8	156.7
Other provisions	13.2	19.4
Interest bearing loans	336.3	353.3
Long-term liabilities	0.6	37.7
Deferred tax liabilities	34.7	45.3
	543.6	**612.4**
Short-term liabilities		
Other provisions	151.0	131.0
Short-term portion of the interest-bearing loans	5.8	66.3
Trade payables	89.2	90.3
Other liabilities	70.3	81.4
	316.3	**369.0**
Liabilities held for sale	0.0	65.2
Total equity and liabilities	**1,183.3**	**1,315.7**

[1] At year-end 2004, €78 million were allocated to outstanding antitrust payments and €50 million were allocated to the redemption of the convertible bond.

In comparison with December 31, 2004 (€1,315.7 million), total assets at €1,183.3 million were significantly lower compared to December 31, 2005. This relates to the:

- full redemption of the convertible bond from the existing cash escrow account (€50.0 million)
- early payment of the outstanding North American antitrust liabilities and liquidation of the associated currency hedging instruments from the existing cash escrow account (€69.1 million)
- reduction of the USD credit line using liquid funds (€14.6 million)
- sale of the Surface Protection Business Area as per January 6, 2005 and discontinuation of items connected with assets and liabilities held for sale (€65.2 million)

The strengthening of the US dollar, the Canadian dollar and the Polish zloty and further currencies against the euro (+ 15.6 % for USD; + 19.7 % for CAD; + 5.7 % for zloty) led to an increase of total assets of around €53 million on December 31, 2004 versus December 31, 2005.

Below-average increase in working capital

A diverse effect resulted from the increase in working capital, which was a consequence of the improved business development. In 2005, this grew by €39 million (after adjusting for foreign currency changes: €23 million). This results in a nominal increase of 11 % over 2004 year-end, in comparison with a 13 % rise in sales revenue. Individual ratios such as the inventory turnover and the average days outstanding of accounts receivables were further improved.

Working capital

€m	Dec. 31, 2005	Dec. 31, 2004
Inventories	280.6	256.4
Trade receivables	195.3	181.4
Less trade payables	-89.2	-90.3
Working capital	**386.7**	**347.5**

€16 million of the €39.2 million growth in working capital is attributable to exchange rate effects. After adjusting for these effects, the average duration of the working capital was reduced from 134 days as per December 31, 2004 to 126 days as per December 31, 2005.

Equity

Equity ratio increased to 27.2 %

Consolidated statement of changes in equity

	€m	%
January 1, 2005	267.3	20.3
Capital increase	2.5	
Net income for the year	28.2	
Exchange rate differences and other factors	24.1	
December 31, 2005	322.1	27.2

Equity before minority interests rose during the year by €53.8 million to a year-end value of €322.1 million. This corresponds to an equity ratio of 27.2 % as per Dec. 31, 2005 (previous year: 20.3 %). This is due primarily to the positive net income for the year in addition to the decline in the total assets already described. Exchange rate effects and other factors impacted the equity with €24.1 million.

Net debt

Accelerated reduction of net debt to €264.7 million

Net debt

€m	Dec. 31, 2005	Dec. 31, 2004	Change
Financial liabilities	342.1	419.6	
Offset refinancing costs	16.0	20.3	
Cash and cash equivalents restricted for the convertible bond buy-back	0.0	-50.8	
Cash and cash equivalents	-93.4	-67.5	
Net financial liabilities	**264.7**	**321.6**	**-56.9**

The financial liabilities decreased from €419.6 million at 2004 year-end by €77.5 million to €342.1 million at 2005 year-end. The reduction was the result of redemption in full of our convertible bond, the decrease in the USD credit line and the scheduled amortization of our European loans. Cash and cash equivalents increased during the reporting year by €25.9 million to €93.4 million as at December 31, 2005. This resulted in a reduction of net debt of €56.9 million to €264.7 million at year-end.

Liquidity and capital resources

Cash provided by operating activities

At €87.7 million in 2005, cash provided by operating activities (before antitrust payments) was €9.7 million less than in the previous year. This is due primarily to the fact that in 2005 we had two interest payment dates for our corporate bond which resulted in payments of around €23 million (previous year only one payment date and around €11.5 million). Furthermore, our tax payments of €22.6 million due to higher pre-tax income in 2005 were well up on the previous year (€14.2 million). In addition, at €23.1 million in 2005, the increase in our working capital after adjusting for foreign currency changes was more than the previous year's value of €0.4 million as a result of the considerable increase in business activity.

Consolidated cash flow statement (after adjusting for foreign currency changes)

€m	2005	2004
Cash provided by operating activities	87.7	97.4
Cash used in investing activities	-30.6	-40.6
Free cash flow*	57.1	56.8
Cash used in/provided by financing activities	-91.0	169.5
Antitrust payments from the cash escrow account	-70.2	-52.0
Cash and cash equivalents at Dec. 31	93.4	195.5

*Cash used in/provided by operating activities before antitrust payments less cash used in investing activities

Cash used in investing activities

The cash used in investing activities decreased significantly by €10.0 million to €30.6 million compared with the previous year. Capital expenditures in property, plant and equipment remained on the previous year's level while there was a slight decrease in capital expenditures in intangible assets. Income from the sale of property, plant and equipment and intangible assets increased to €16.1 million (2004: €4.5 million). This includes the cash provided by the cooperation agreement with Audi and the sale of non-operational real estate.

Cash used in/provided by financing activities

The redemption of our financial liabilities in 2005 (repayment of the convertible bond, reduction of the USD credit line, scheduled service of European credit lines) led to a total of €91.0 million cash used. The cash provided reported in the previous year contains the net proceeds from the capital increase at the beginning of 2004.

Central control of financing

For cost optimization, SGL Carbon Group's financing is centralized. As a result, the liquidity of the Group's subsidiaries is ensured and managed. In addition to the financial planning, which generally covers four to five years, liquidity planning for daily operating activities is also carried out using, in some cases, very short-term planning intervals. Thanks to the combination of financial and liquidity planning as well as the available discretionary credit lines, it is ensured that the SGL Carbon Group always has sufficient liquidity reserves at its disposal to respond to cash flow fluctuations during the year in a flexible manner.

Ratings improved

The significant reduction of financial liabilities, the strong cash flow generation and the resulting improvement of the balance sheet structure were rewarded in 2005 by both Moody's and Standard & Poor's (S&P) rating agencies. Consequently, the valuations of the Company, loans and the corporate bond were improved. S&P raised its credit rating for SGL Carbon AG from "B" to "B+" with the outlook "Stable". At the same time, S&P raised its rating of the corporate bond issued by SGL Carbon Luxemburg S.A. from "CCC+" to "B-". During the reporting year, Moody's upgraded the rating of the bond from "Caa1" to "B3". These upgrades will positively impact on the Company's future financing.

For its foreign currency management, the SGL Carbon Group concentrates on minimizing the transaction risk out of future cash flows. Currency options and forward contracts are the principal instruments used for hedging. For interest-rate management, the SGL Carbon Group uses interest-rate swaps as hedging instruments in order to optimize financing costs in an opportunistic manner.

Capital expenditure and depreciation

At €44.7 million, capital expenditures in property, plant and equipment and intangible assets were around €20.4 million less than depreciation. A total of 60% of capital expenditures was allocated to CG, 15% to GS, 21% to SGL T and 4% to central projects. Approximately €5.3 million was spent on intangible assets in the reporting year for internally developed software and the capitalization of development costs.

Capital expenditure

€m	Dec. 31, 2004	Addition	Depreciation	Currency/ Other	Dec. 31, 2005
Goodwill	61.6	0.0	0.0	5.2	66.8
Other intangible assets	23.2	5.3	-4.4	-4.3	19.8
Property, plant and equipment	353.1	39.4	-60.7	14.2	346.0
Non-current financial assets	11.5	3.0	0.0	0.4	14.9
Non-current assets	**449.4**	**47.7**	**-65.1**	**15.6**	**447.5**

Research and development

Special role of SGL Technologies

An analysis of research and development expenses must take into account the special role played by the Business Area SGL Technologies. Formed in 2001, SGL Technologies combines the competencies of SGL Carbon for high-tech materials, processes and applications, and develops new markets with innovative materials and technologies. At the beginning of their lifecycle, many of our products still have the risks associated with the typical R&D status. This means that large amounts of the expenses of the SGL T business must be conceptually added to the R&D costs. For reasons of transparency, however, SGL T has been managed as an independent profit center from a very early stage, so R&D-like cost components are included in the current operating costs.

New central R&D department

In 2005, we merged the previously decentralized research and development activities into the newly created central function "Technology & Innovation". The development focus is on the future growth markets of energy, electronics, automotive, environment and safety. Combining our almost 100 employees in the central R&D function leads to synergies in the acceleration of developments, promotes the constant exchange of knowledge and focuses activities. As well as further developing the technology of our existing products as a service for all Business Areas, new market potential is analyzed as part of our Company portfolio and supported from the project stage through to product launch. By stringently applying a newly defined selection process in the forefront of the real project phase, project selection considering key commercial and technical feasibility data is optimized.

Using platform projects, we selectively prepare the products and processes for our future markets, with modern patent strategies delivering the right global orientation. We are therefore securing our future market position - today.

Start-up projects enable us to enter new markets, preferably with future customers already on board in the early development phases.

As a SIX SIGMA orientated company, these methods help us in all our new projects to identify and establish the customer's real expectations, significantly improving the effectiveness of our development activities.

At year-end 2005, around 50 individual projects had been identified in connection with new products along with projects aimed at the further technological development and safeguarding of our market position.

The first projects concluded in 2005 are already yielding high customer benefits, especially in carbon fiber-reinforced composites (CFC) for applications in the semiconductor industry, the development of carbon-ceramic brakes for the automotive industry, the use of our foils for improvement in environmental protection, finest grain graphite applications under electrical discharge machining (EDM) conditions, the construction of bullet-proof vehicles, the use of alternative systems for energy generation in the car and the recycling of scrap using the electric steel route.

With the newly created Technology and Innovation organization, we are securing our market position today and for the future through targeted work on projects to improve customer benefit, using methods from the SGL Excellence Initiative to increase efficiency and effectiveness.

R&D costs €m

	2004	2005
T	5	5
S	5	6
CG	8	7
Other	1	0
Group	19	18

Environmental protection and occupational safety

SGL's environmental protection and occupational safety policy focuses on protecting people and the environment (air, ground and water) and handling natural resources with care. Our goal is to improve environmental protection and occupational safety on an ongoing basis, the overriding priority being to produce products of the highest quality while maintaining a high standard of safety. Protecting the environment has been a matter of course for our Company for many years and, thanks to the constant improvement of the relevant production processes and of risk prevention, it will continue to be so well into the future. To achieve these goals, our EHSA organization (Environmental, Health & Safety, Audit systems) continuously monitors our Company's occupational safety, environmental conditions and risk status.

Occupational safety

Our aim is to reduce the frequency rate by 5 % per year. In the 2005 reporting year, the rate fell globally to 1.6 accidents per 200,000 man-hours (2004: 1.8). Locations with a high number of accidents have to introduce specific safety programs, in order to improve results. The central EHSA organization creates monthly safety statistics across the Group, reports the results to the Business Units and submits proposals for improvements. The internal EHSA management system contributes by ensuring that the level of accident figures reached is maintained or improved, despite the increased production capacity utilization. Under our Group-wide program, we also launched further projects in the 2005 reporting year aimed at improving occupational safety. The key components of these programs are on-site training courses and internal audits, combined with advice on best practices.

Environmental protection

To protect the environment and fulfill future statutory requirements, we will over the next few years invest significantly in environmental protection installations to prevent air pollution. This will enable us to meet more stringent obligations and legal requirements in good time. Our annual expenditure for environmental protection is approx. €30 million.

Our on-site experts plan and monitor every investment and construction phase, guaranteeing a high degree of safety from the start of the project until it is handed over to production. Adherence to statutory limits is ensured by the internal EHSA service center and verified by external experts. The EHSA service center also establishes norm values and supports operations with uniform analytical processes and standards.

Special EHSA risk management

Our systematic EHSA risk management ensures that risks are detected, identified and evaluated at an early stage, so that the appropriate preventive and safety measures can be established. Key pillars of the risk management system are the planning system, the site inspections and audits coordinated with our insurer FM Global as well as a comprehensive risk reporting, which significantly reduces the risk through coordinated measures and capital expenditures. After a relatively short period of time, eight of our locations were awarded "highly protected risk" (HPR) status by FM Global in 2005. Three further locations that also performed the necessary risk reduction measures in 2005 are set to receive HPR status in the spring of 2006. This status is the confirmation that the locations have successfully implemented all possible risk limitation measures. We can therefore assure our customers of the high degree of safety with which our products are supplied. The integrated audit process ensures that potential risks and dangers are taken into account early on in the decision-making process, with the result that control measures can be introduced early enough to eliminate the risk. The Board of Management member responsible for EHSA, Business Area managers and FM Global receive quarterly reports on the current audit situation and the implementation status. A Groupwide reporting system has been established for the occurrence of unanticipated risks, so that the location can respond appropriately and as quickly as possible.

Our Company's central goal is to constantly improve occupational safety, environmental protection, and reduction of risks with as much foresight as possible.

Human resources

The SGL Carbon Group had a total of 5,263 employees at the end of 2005, 2 fewer than at the previous year-end.

The CG headcount decreased compared to the previous year. The increase in the number of S employees in 2005 is solely attributable to Asia. The number of SGL T employees rose further in the reporting year, especially in brake disc production in Germany and at the American company Hitco, as a result of increasing demand for our products.

Employees by Business Area

	2004	2005	
T	875	949	+74
S	1,788	1,816	+28
CG	2,550	2,450	-100
Corporate	52	48	-4

Employee development at SGL

A key component of our SGL Excellence program is the People Excellence Initiative, which we launched in 2002. This includes Leadership Excellence Training (LET). Over 300 members of management, including 118 in 2005, have taken this training and thus obtained a fundamental understanding of their personal leadership strengths and weaknesses. Identifying individual development needs is an important result of this management training program.

Leadership is a key factor to the success of our Company. Therefore our top executives are involved in constantly developing our leadership initiatives. As part of this process, in February 2006 we began to discuss concrete management business cases with our managers in workshops. This new element of our leadership evolution, which we call Leadership@Work, builds on the content of the LET and focuses on the management in day-to-day operations. It consists of a series of workshops that refer to our competence model to address the Company's expectations regarding key leadership skills. The support from senior management is a major element of Leadership@Work, performing a mentor role for the individual participants and workshops. These mentors work with the participants on leadership subjects and behavior, and make an active contribution to all three of the two-day workshops by discussing business situations from their own areas. Together with the participants, the necessary decisions are then taken to solve the respective business cases.

Employees by region

	2004	2005	
Germany	1,953	1,968	+15
Rest of Europe	2,025	1,979	-46
America	1,189	1,177	-12
Asia	98	139	+41

Risk report

Risk policy

The risk policy of the SGL Carbon Group focuses on protecting the values of the Company and achieving constant value increases as well as target financial returns. These principles are also reflected in the risk management directives and guidelines, adherence to which is encouraged and supported by ongoing control measures and cross-Company dialogue. Strategic and operating decisions are only made after a thorough risk analysis has been performed.

Risk Management System (RMS)

Our Risk Management System (RMS) has been built to implement and control the risk policy. It comprises an interlinked series of planning, control and information systems. These systems cover all areas of the Company and are continuously being adapted to changing underlying conditions. Assignment of responsibility for risk management is detailed in the Corporate Guidelines.

The operating units and central functions identify core risks within the framework of the planning process and determine their financial impact and initial probability of occurrence. These core risks are monitored and countermeasures are set up within the framework of the objective discussions with the Board of Management.

On a quarterly basis, the Business Units and central functions evaluate on a rolling basis the likelihood of core risks occurring, identify potential new risks, and monitor the countermeasures taken. The results are summarized by Group Controlling and presented to the Board of Management. This makes it possible to identify risks in an early stage, in particular those which may jeopardize the Company, and undertake countermeasures. In addition, new potential risks or the occurrence of existing risks are communicated immediately to the Board of Management, regardless of usual reporting intervals.

The Board of Management regularly informs the Supervisory Board about the risk situation and risk management. In addition, all the components of the RMS are monitored at regular intervals by the external auditors as part of the audit of the financial statements and the Group Internal Audit Department as a unit which is independent from the process. The information thus obtained is used to improve early identification and control of risk.

As a company listed on the New York Stock Exchange, SGL Carbon is subject to additional rules designed to make the Company's reporting more transparent and improve shareholder protection. The audits of Company processes and controls performed as part of the Sarbanes Oxley Act, which is particularly important in this context, contribute to the continued safeguarding and risk avoidance, which are also subject to an independent audit by the external auditor from fiscal 2006.

Risk transfer

SGL Carbon has developed with its insurers a global coverage concept for the major company risks. These group insurance policies transfer the risk to the relevant insurer. To protect our buildings, equipment and machines, the loss prevention measures are continuously improved with the professional support of our insurers. Capital expenditures in risk minimization are made at all locations.

Market and environmental risks

Our business is largely dependent on the steel industry. Key risks for 2006 are the assumption of an ongoing favorable economic situation of the steel sector and the continued upswing in demand within our major customer industries. A contrary development would have a negative effect on our prices and sales volumes, which we would have to be offset by further optimizing production and costs.

We are counteracting the volatility of the energy markets and the above-plan price increases of our main raw materials by structured procurement systems and by negotiating medium and long-term purchase agreements. To this end, we have developed strategic arrangements with our main suppliers based on our long-standing business relationships.

Currency risks from operating activities are hedged by the use of derivative financial instruments, through which we ensure extensive planning security.

Technology risks

We are subject to the risk of technological change in all our Business Units, especially in our growth segments, which is why we are strengthening our focus on the further development of our products and innovations.

The partnership with the Audi Group to further develop our carbon-ceramic brake discs adheres to a clear milestone plan and is being pursued at Business Unit and Board of Management level as well as by the Technology Committee of the Supervisory Board. Because of the relatively high investment in the technology applications of SGL T, this newly created committee meets twice a year.

Personnel risks

Targeted employee development programs at all levels ensure that SGL Carbon is an attractive employer for well-educated personnel, either experienced or beginners. The remuneration system contains high variable components, which give every employee the option of additional financial rewards. Managers are committed to the Company for the long term through specially targeted incentive and promotional measures.

Financial risks

The successful conclusion of the new refinancing package at the beginning of fiscal year 2004 has considerably reduced our financial risks. With regard to creditors, we must comply with certain conditions, which might have to be renegotiated in the event of non-compliance. The result would be higher credit costs or the withdrawal of credits. To avoid this, we operate a stringent liquidity policy and liquidity and financial planning on a rolling basis, which are based on current, updated earnings and cash flow estimates of the operating units. Our existing credit facilities, comprising the syndicated loan and the corporate bond, cover the Group's financing requirements. We are also exposed to financial risks in the form of changes in interest and exchange rates, which we hedge with derivative financial instruments. Risk minimization is the overriding principle that underlies all our activities involving these derivatives. The trading and control functions are kept separate, and we also perform regular risk assessments in this area.

Antitrust risks

The antitrust proceedings initiated by the authorities in the 1990s are completed. The resulting payment obligations were fully paid off in North America in 2005. In Europe, we appealed against the three fines in the European Court. In June 2005, the European Court of First Instance reduced the €27.75 million fine imposed in 2002 in the special graphite proceedings to €18.45 million. Since the judgment of the European Court of First Instance failed to address either the criticized procedural errors or the internationally recognized prohibition against double jeopardy, we have filed an appeal to the European High Court against the judgment of the European Court of First Instance, as we have done in the graphite electrode proceedings. The EU fines, which are being appealed, are covered by provisions, reflecting the expected payments. We have provided a preliminary payment of €23.6 million covering the fine that had been imposed by the EU Commission in connection with mechanical and electrical contacts at the end of 2003. This payment, among others, had already been taken into consideration within the framework of the refinancing package and the funds were disbursed from the special cash escrow account. The two other EU penalties are covered by bank guarantees. We expect the final judgments of the European High Court to be made at the earliest in the next one to three years. The outcome of these proceedings is uncertain.

Provisions for pensions and medical care

Because of the fund-based financing of the North American pension obligations, SGL is obliged to make additional payments should the stock markets develop unsatisfactorily. This has already been taken into account in the last two years. However, we were able to reduce the expenses for medical care in the USA against the general trend by modifying the commitments.

The ability of the SGL Group to meet its medium and long-term obligations is monitored by a special internal body, the SGL Pension Governance Committee, which analyses the necessary adjustments to the systems and implements them in the different units.

Information security

To ensure that business processes are securely managed, the information technologies deployed are constantly being monitored and adjusted. Information security measures are permanently controlled and improved based on the latest technical standards.

Summary

The overall appraisal of the above risk areas is principally one of market risks arising from the cyclical price and volume developments, in both sales and procurement. In contrast, internal manufacturing processes carry considerably less risk. Financial and antitrust risks are manageable. On the whole, the current risks for the SGL Carbon Group are limited and the Company's continued existence is not in jeopardy. No future risks to the Company as a going concern can be identified.

Events occurring after the end of the fiscal year

SGL Carbon Group has made a successful start into the new fiscal year, with the Group's positive operating development continuing in the first two months of 2006. This affects all Business Areas. The increasingly optimistic statements by economists on the economic conditions are also reflected in the Company's activities.

In the SGL Technologies segment, a joint venture was launched at the end of 2005 for natural graphite-based graphite foils with a Chinese producer of natural graphite and foils. The partnership was approved by the Chinese authorities in January 2006. This initiative will consolidate our leading position in this sector in Asia's growth markets, especially China. SGL T now has production facilities in North America, Europe and Asia.

Outlook

Global economic growth set to continue

Economists forecast that the global economy will continue to expand in 2006 and 2007, the pace of growth comparable to the 2005 level. The International Monetary Fund (IMF) forecasts global growth of 4.3 % in 2006. In the new fiscal year, the economic growth centers remain the countries of Asia, Central and Eastern Europe. In China, for instance, the State Planning and Development Commission anticipates a GDP of 8.5 % to 9.0 %. For Russia, experts at the Organization for Economic Co-operation and Development (OECD) expect growth of 5.7 %. The high price of raw materials is expected to have a dampening effect on growth rates in the USA (+3.5 %) and Japan (+2.0 %). OECD experts are, however, more optimistic about the euro zone (2.1 %), the key factor being the improvements in the German economy. The Ifo Institute forecasts a growth potential of 1.7 % for 2006, based on the continued strength of the export economy and, for the first time in years, positive signs for domestic demand.

The OECD also sees excellent opportunities for further economic growth in 2007, estimating a potential of 2.9 % for all the industrialized member countries. While the USA anticipates growth of 3.3 %, the forecasts for Japan (+2.0 %) and the EU (+2.2 %) are more conservative. Growth for Germany is expected to be 1.7 %. The dynamism of the Chinese economy should remain high at +9.5 %. And thanks to the anticipated increase in output, Russia can also look forward to growth of 5.3 %.

According to the IMF and OECD, their forecasts could be affected mainly by a further sharp increase in raw material prices, a significant deterioration in the trade balance situation, especially in the USA, and strong sudden fluctuations in the most important exchange rates. High increases in long-term interest rates and a reversal of the current positive price performance on the capital and property markets would also lead to adverse international conditions.

Optimism for customer industries

Driven by encouraging expert opinions on the global economy, the key customer industries for SGL Carbon should also enjoy continued growth in 2006 and 2007. The outlook for the steel industry remains favorable. IISI, the international steel association, expects that the global demand for steel will rise by 4 % to 5 % in 2006. Once again, the demand will be driven primarily by China. In the long term too, the experts are optimistic; for instance, Deutsche Bank predicts that global production of crude steel will increase by 5 % per year until 2015. In the automotive industry, the consistently high backlog demand in Asia and the stable demand in the Western industrialized nations should deliver a growth of around 4 % to 68 million vehicles. The outlook for 2006 is also positive for the chemical industry, with the German Chemical Association (Verband der Chemischen Industrie, VCI) anticipating expansion of the industry by 2.5 %. According to Deutsche Bank, global chemical sales should increase to €2,380 billion by 2010 (2005: €1,865 billion). Aircraft manufacturers are expecting 2006 to be a good year, albeit below the record levels of 2005. According to a study by the investment bank CSFB, the carbon fiber market will enjoy double-digit growth in the next few years, driven mainly by the demand from the aviation industry. Due to increasing cost sensitivity in the USA, the high defense spending is expected to decrease in 2006 and 2007. However, the energy sector should benefit from continued rises in global energy consumption due to the economic situation.

Stable development projected for Carbon and Graphite Business Area

The economic tailwind expected by industry experts for the steel sector in 2006 should also have a limited effect on the Carbon and Graphite Business Area. The fact that production for graphite electrodes was already at good capacity levels in February 2006 means that we can be fairly confident in our projections. Our priority in 2006 is to implement price increases, which might be taken in precedence over volume in individual cases. This could result in the total volume of graphite electrodes sold being slightly below the record level of 2005. The sales and price situation of cathodes should develop favorably, owing to the anticipated improvement in the development of the aluminum industry. Volumes and prices of carbon electrodes will stabilize at a low level in 2006. For furnace linings, we expect another excellent year, with a high utilization of our capacities. Where costs are concerned, we expect that CG will continue to be adversely affected on the raw materials and energy side in 2006 and 2007, although this has been reflected in our price adjustments. Thanks to the efficiency-enhancing programs of recent years, we should see further cost savings in 2006. We largely hedged our European plants' expected net USD position from invoiced deliveries and raw material purchases. In view of this situation, we anticipate a stable sales development and continued growth in earnings for CG in the fiscal year 2006.

Specialties continue to prosper

The positive trend in the key customer industries should produce a further increase in demand in the Specialties Business Area. In Asia in particular, where we have considerably increased our presence in recent years, above-average growth rates are possible. Also, the first sales revenues are expected from the major order with the South African nuclear technology firm PBMR. In contrast, business in the euro zone will probably stagnate in 2006. Thanks to the acquisition of some major projects, we anticipate an increase in business activity for Process Technology, while the expansion of our production activities in Shanghai (China) and Pune (India) will also have a positive result. We intend to offset the expected negative cost effects in terms of raw materials and energy by selective price increases. Further cost improvements should also favorably influence earnings, so that on the whole, we anticipate moderately rising sales figures and a more than proportional growth in earnings for the Specialties Business Area.

SGL Technologies ahead of important strategic steps

For the SGL Technologies (SGL T) segment, 2006 will see further important strategic decisions being made. We intend to intensify our focus in areas where we can achieve the highest growth rates and profitability in the medium term. In carbon fibers, the markedly improved capacity utilization as a result of the partnership with Mitsubishi Rayon concluded in 2005 will have a positive effect. Furthermore, industry experts anticipate strong growth in the carbon fiber market, principally due to a surge in demand from the aviation industry. In carbon-ceramic brake discs, our partnership with Audi should deliver further increases in sales revenues, although the associated expenses for the planned serial production are set to continue in 2006. New applications plus significant increases in demand from Asia should support revenues in our expanded graphites and industrial composites. Thanks to full order books, the structural and component business in the aviation and aerospace technology industry is also starting on a sound basis. Subject to strategic and structural changes, we expect a further increase in sales revenues for the SGL T Business Area combined with a positive contribution to operating earnings.

Further improvement in Group earnings expected

In view of the encouraging economic conditions and the confidence in the majority of our customer industries, and assuming that exchange rates remain stable and that no unpredictable events occur, SGL Carbon is by all means optimistic for 2006. Once again, consolidated sales revenue should slightly exceed the 2005 level. EBIT should rise at a disproportionately higher rate compared to the growth in sales revenue, albeit not as high as in 2005. In view of the moderate improvement in the net financing costs and currently not visible significant restructuring expenses, profit before and after taxes should reach a higher rate of increase than EBIT. The same applies to the earnings per share. This development should impact positively on cash flow, which will again be used to reduce net debt. The equity ratio is expected to increase further in 2006. However, this cannot be guaranteed, given the uncertainties regarding the payments of the outstanding antitrust proceedings in Europe.

Procurement and production

In 2006, consistently high raw material and energy prices will again burden the cost structure, increasing once more by double digits over 2005. However, this has already been accounted for in the price negotiations with our customers. In view of the long-term supplier relationships, we do not anticipate bottlenecks on the procurement side in 2006, despite the high demand.

Sufficient liquidity and capital resources

Thanks to the current financial framework and the anticipated positive development in cash flow and net debt, we will have sufficient funds to cover peak financial requirements in the course of the year.

Growth of capital expenditure in 2006

At up to €60 million, capital expenditure in the 2006 fiscal year is expected to exceed the previous year's figure and thus slightly surpass depreciation for the first time in years. This development affects all three Business Areas and is the result of new projects along with the major alignment of our business to Asia, especially China.

Costs for research and development and the environment at previous year's level

Research and development costs in 2006 should reach similar levels to 2005. Expenses that we will require for the current environmental protection measures plus those planned in the new fiscal year will be approximately the same as last year's amount.

No significant changes planned for the headcount or the Group structure

The Group headcount in 2006 is expected to remain at roughly the same level. According to current plans, the Company will employ some 5,250 staff at the end of 2006. While the relocation of production within Europe, initiated in 2005, will reduce the number of employees in this region by the end of the fiscal year, the high demand from the Far East and the expansion of locations there to establish a local presence will increase the total headcount.

There are no changes planned to the Group structure, organization or administration in 2006.

Our annual report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not intended as guarantees; rather, such developments and results are dependent on a number of factors, they contain various risks and uncertainties and are based on assumptions that may prove to be incorrect. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, and ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Consolidated Income Statement	55
Consolidated Balance Sheet	56
Consolidated Cash Flow Statement	58
Consolidated Statement of Changes in Equity	59
Notes to the Consolidated Financial Statements	60
Auditor's Report	109
Significant Consolidated Subsidiaries	111

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED INCOME STATEMENT

€m	Note	2005	2004 (restated)
CONTINUING OPERATIONS			
Sales revenue	27	**1,068.8**	**944.0**
Cost of sales		-746.7	-681.3
Gross profit		**322.1**	**262.7**
Selling expenses	4	-126.8	-119.1
Research costs		-18.0	-19.2
General and administrative expenses	4	-48.1	-43.6
Other operating expenses, net	5	-16.4	-21.8
Profit from operations		**112.8**	**59.0**
Income/loss from associated companies	6	0.8	-0.8
Interest expense, net	6	-52.2	-50.6
Other financing costs	6	-14.2	-10.5
Profit/loss before tax		**47.2**	**-2.9**
Income tax expense	8	-19.1	-1.6
Net profit/loss for the period from continuing operations		**28.1**	**-4.5**
DISCONTINUED OPERATIONS			
Net loss from discontinued operations		0.0	-21.0
Loss from sale		0.0	-60.8
Total discontinued operations	9	0.0	-81.8
Net profit/loss for the period		**28.1**	**-86.3**
thereof:			
Minority interests		-0.1	0.1
Equity holders of the parent company		**28.2**	**-86.4**
Earnings per share (in €)			
Basic earnings per share (EPS) from continuing operations	10	0.50	-1.66
Diluted earnings per share (EPS) from continuing operations	10	0.50	-1.66
Basic earnings per share (EPS) profit/loss for the period	10	0.50	-1.66
Diluted earnings per share (EPS) profit/loss for the period	10	0.50	-1.66

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

€m	Note	Dec. 31, 2005	Dec. 31, 2004 (restated)
ASSETS			
Non-current assets			
Goodwill	11	66.8	61.6
Other intangible assets	11	19.8	23.2
Property, plant and equipment	12	346.0	353.1
Investments in associates	13	7.7	4.4
Other non-current financial assets	13	7.2	7.1
Deferred tax assets	18	128.8	130.2
		576.3	**579.6**
Current assets			
Inventories	14	280.6	256.4
Trade receivables	15	195.3	181.4
Other receivables and other current assets	16	33.7	37.6
Receivables and other current assets		**229.0**	**219.0**
Restricted cash and cash equivalents	17	0.0	128.0
Cash and cash equivalents	17	93.4	67.5
		603.0	**670.9**
Assets held for sale	9	4.0	65.2
Total assets		**1,183.3**	**1,315.7**

€m	Note	Dec. 31, 2005	Dec. 31, 2004 (restated)
EQUITY AND LIABILITIES			
Equity			
Issued capital		144.9	142.9
Share premium		280.6	274.0
Cumulative loss		-131.6	-63.2
Net income/loss		28.2	-86.4
Shareholders' equity	19	**322.1**	**267.3**
Minority interests		**1.3**	**1.8**
Total equity		**323.4**	**269.1**
Non-current liabilities			
Provisions for pensions and other employee benefits	20	158.8	156.7
Other non-current provisions	21	13.2	19.4
Non-current financial liabilities	22	336.3	353.3
Non-current liabilities	22	0.6	37.7
Deferred tax liabilities	18	34.7	45.3
		543.6	**612.4**
Current liabilities			
Other provisions	21	151.0	131.0
Current financial liabilities	22	5.8	66.3
Trade payables	22	89.2	90.3
Tax liabilities	22	16.1	10.3
Other liabilities	22	54.2	71.1
		316.3	**369.0**
Liabilities held for sale	9	0.0	65.2
Total equity and liabilities		**1,183.3**	**1,315.7**

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

€m	2005	2004 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES *):		
Profit/loss before tax	47.2	-2.9
Adjustments to reconcile profit/loss to net cash provided by operating activities:		
Gain/loss on sale of property, plant and equipment	-9.7	-0.6
Depreciation and amortization expense	65.1	67.6
Amortization of refinancing costs	5.3	3.8
Income taxes paid	-22.6	-14.2
Changes in provisions, net	13.0	16.3
Changes in working capital		
Inventories	-10.1	-4.0
Trade receivables	-8.2	0.9
Trade payables	-4.8	3.5
Other operating assets/liabilities	12.5	27.0
Cash provided by operating activities before payments for antitrust proceedings	87.7	97.4
Payments relating to antitrust proceedings	-70.2	-52.0
(thereof from cash escrow account)	(-69.2)	(-49.6)
Cash provided by/used in operating activities	**17.5**	**45.4**
CASH FLOWS FROM INVESTING ACTIVITIES *):		
Capital expenditures in property, plant and equipment and intangible assets	-44.7	-46.3
Proceeds from sale of property, plant and equipment and intangible assets	16.1	4.5
Payments for non-current financial assets	-2.3	-0.8
Proceeds from sale of non-current financial assets	0.3	2.0
Cash provided by/used in investing activities	**-30.6**	**-40.6**
CASH FLOWS FROM FINANCING ACTIVITIES *):		
Redemption of financial liabilities from the cash escrow account **)	-58.9	-89.3
Net change in financial liabilities **)	-33.8	38.6
Payments in connection with refinancing	-0.8	-23.9
Net proceeds from capital increase	2.5	244.1
Cash used in/provided by financing activities	**-91.0**	**169.5**
Cash disposals/additions from initial consolidations/Business Areas to be discontinued	0.0	-24.6
Effect of foreign exchange rate changes	2.0	-0.3
Net increase in cash and cash equivalents	-102.1	149.4
Cash and cash equivalents at beginning of year	195.5	46.1
(thereof cash escrow account)	(128.0)	(0.0)
Cash and cash equivalents at end of year	**93.4**	**195.5**
(thereof cash escrow account)	(0.0)	(128.0)

*) continuing operations, **) see note 23

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

€m	Issued capital	Share premium	Cumulative loss	thereof: from currency translation	thereof: other comprehensive income	Net income/ loss	Total	Minority interests	Total equity
	Equity attributable to the shareholders of the parent company								
Balance at Jan. 1, 2004 (as reported)	**56.8**	**111.5**	**-1.4**	**-41.9**	**2.7**	**-50.3**	**116.6**	**0.3**	**116.9**
Change in basis of consolidation			-6.5			-3.9	-10.4	1.6	-8.8
Adjustment IFRS 2		0.5				-2.3	-1.8		-1.8
Balance at Jan. 1, 2004 (restated)	**56.8**	**112.0**	**-7.9**	**-41.9**	**2.7**	**-56.5**	**104.4**	**1.9**	**106.3**
Appropriation of net loss for 2003/ net loss for 2004			-56.5			-29.9	-86.4	0.1	-86.3
IFRS 2 allocation		3.0					3.0		3.0
Other recognized gains/losses from cash flow hedges			-1.1		-1.1		-1.1	-0.1	-1.2
Capital increases	86.1	159.0					245.1		245.1
Exchange rate differences			2.3	2.3			2.3	-0.1	2.2
Balance at Dec. 31, 2004 (restated)	**142.9**	**274.0**	**-63.2**	**-39.6**	**1.6**	**-86.4**	**267.3**	**1.8**	**269.1**
Balance at Jan. 1, 2005	142.9	274.0	-63.2	-39.6	1.6	-86.4	267.3	1.8	269.1
Appropriation of net loss for 2004/ net profit of 2005			-86.4			114.6	28.2	-0.1	28.1
Other recognized gains/losses from cash flow hedges			-2.5		-2.5		-2.5	-0.4	-2.9
IFRS 2 allocation		6.1					6.1		6.1
Capital increases	2.0	0.5					2.5		2.5
Exchange rate differences			20.5	20.5			20.5		20.5
Balance at Dec. 31, 2005	**144.9**	**280.6**	**-131.6**	**-19.1**	**-0.9**	**28.2**	**322.1**	**1.3**	**323.4**

The accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of accounting policies

Description of business

SGL CARBON Aktiengesellschaft (hereafter "SGL Carbon" or "Company"), located at Rheingaustr. 182, Wiesbaden (Germany), together with its subsidiaries (the "SGL Carbon Group" or "group") is a global manufacturer of carbon and graphite products. See Note 27 for additional information on business activities.

Basis of presentation

The consolidated financial statements of SGL Carbon have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as applied in the European Union (EU) and the provisions to be applied as extended under Article 315a of the German Commercial Code (HGB). All required standards to be for fiscal year 2005 have been complied with. The Group has yet to implement the changes of IAS 39 and IFRIC 4, which have already been published and are effective January 1, 2006. The Company does not expect that the application of the revised standards will have a significant effect on the Group's financial position or financial performance.

As in the previous year, the 2005 consolidated financial statements were prepared in euros (€) and are shown in millions of euros (€m) rounded to the nearest €0.1 million unless otherwise indicated.

Consolidation methods

The financial statements of the companies included in consolidation were prepared in accordance with uniform accounting policies. For one subsidiary with a different balance sheet date, interim financial statements were used.

Business combinations are accounted for by applying the purchase method. On acquisition date, assets acquired and liabilities assumed are measured at their fair values at the date of acquisition. Any excess of the cost of the purchased business over the acquired interest in the net fair value of the identifiable net assets acquired is recognized as goodwill. Until December 31, 2003, goodwill has been amortized on a straight-line basis over its estimated useful life in accordance with IAS 22. As of January 1, 2004, the company adopted IFRS 3. Therefore, goodwill is no longer amortized but reviewed for impairment annually or more frequently if events or changes on circumstances indicate that the carrying value may be impaired.

Investments or joint ventures representing an interest between 20% and 50% over which SGL has a significant influence are accounted for using the equity method.

Intercompany receivables and liabilities, intercompany gains and losses, as well as intercompany sales, expenses and income are eliminated. In accordance with IAS 12, deferred taxes are recognized with regard to timing differences arising from consolidation.

Foreign currency translation

Foreign currency receivables and liabilities are converted using middle rates at the balance sheet date.

The annual financial statements of companies domiciled outside the European Monetary Union are converted into euros in accordance with IAS 21. For all members of the SGL Carbon Group, this is carried out on the basis of the local currency, as they are classified as foreign entities. Balance sheet items in annual financial statements that are not prepared in euros are converted at the period-end exchange rate at balance sheet date; income statement items are converted at average rates for the year.

Translation differences are recorded as a separate component of equity. If a foreign group company is sold, the cumulative amount recognised in equity for this company is expensed in the income statement.

The exchange rates of currencies that are material to the consolidated financial statements changed as follows:

Currencies	ISO-Code	Middle rates at the balance sheet date		Average rates	
1 € =		Dec. 31, 2005	Dec. 31, 2004	2005	2004
US dollar	USD	1.1797	1.3640	1.2450	1.2434
British Pound Sterling	GBP	0.6853	0.7071	0.6839	0.6787
Canadian dollar	CAD	1.3725	1.6430	1.5099	1.6170
Polish zloty	PLN	3.8598	4.0790	4.0320	4.5424

Financial instruments

The SGL Carbon Group uses common derivative financial instruments, such as interest rate swaps, interest rate options, currency forward contracts and options as well as similar instruments only for hedging purposes and for the purpose of reducing currency, interest rate, and fair value risks arising from operating activities and the resulting financing requirements.

Financial derivatives are measured at acquisition cost at the time a transaction is executed. They are subsequently remeasured at their fair values at the balance sheet date in accordance with IAS 39. Hedged balance sheet items are also measured individually at their fair values at the balance sheet date. Presentation in the income statement is based on the underlying business transaction. Cash flow hedges were entered into in order to cover future U.S. dollar transactions for the purpose of hedging future cash flow risks from balance sheet items, unrecognized firm commitments, and highly probable anticipated forecasted transactions. Gains or losses on the effective portions of the hedges are recorded directly in equity after deducting deferred taxes, and shown separately under other comprehensive income without impact on the income statement. A reclassification into income is made at the same time the hedged underlying transaction is affecting net income. The ineffective part of the change in fair value of the derivatives is booked directly into income. The change in fair value of derivatives that were concluded for hedging purposes but for which no hedge accounting is used is recognized in the income statement. In accordance with IAS 39, these derivatives are classified as being held for trading. For more information on financial instruments, refer to Note 26.

Intangible assets

Purchased intangible assets are capitalized at their acquisition cost, when the asset is available for use. Intangible assets with a finite useful life are amortized over their economic useful life and tested for impairment, if an indication exists that the intangible asset may be impaired. The amortization periods and methods for intangible assets with a finite useful life are reviewed at least annually. The current amortization period for intangible assets with finite useful lives is up to seven years. Expenses for the amortization of intangible assets are allocated in the income statement according to the function to which they belong. Intangible assets with indefinite useful lives are not amortized on a systematic basis but are tested for impairment at least annually.

With the exception of capitalized development expenses, an internally generated intangible asset is not capitalized, but recognized as an expense in the period it is incurred.

Research costs are booked as expenses in the period in which they incur. Intangible assets from development are capitalized only if the technical feasibility of completing the intangible asset, the intention to complete the intangible asset and the ability to use or sell it is proven. Furthermore, the generation of future economic benefits of the intangible asset, the availability of resources to complete the intangible asset and the ability to reliably measure attributable expenditures must be demonstrated.

Property, plant and equipment

Tangible assets utilized in business for more than one year are measured at their acquisition or manufacturing cost less scheduled straight-line depreciation. Manufacturing costs also include an appropriate share of materials and production overheads. Borrowing costs are not included in manufacturing costs. Repair costs are expensed directly when incurred. Costs of measures prolong the useful life or increase the opportunities for future utilization of the assets are generally capitalized. If an asset is sold or scrapped, it is removed from non-current assets, any resulting gain or loss is booked directly to the income statement. Economic useful lives are defined as follows: buildings 10 to 41 years; technical equipment and machinery 4 to 25 years; other equipment, operating and office equipment 3 to 15 years. The residual values of assets, useful lives and depreciation methods are reviewed at the end of each fiscal year and adjusted accordingly. If significant, the acquisition or manufacturing costs are divided into single components.

Contracts under which the lessee bears all significant benefits and risks from utilization of the leased asset are classified as finance leases and are carried at their fair values or, if lower, at the net present value of the minimum lease payments. Other leases are treated as operating leases, as a result of which the lease payments are expensed when incurred.

Non-current financial assets

Non-current financial assets are carried at cost of acquisition, net of any write-downs. Investments in associated companies are measured using the equity method. Interest-free and low-interest-bearing non-current receivables are discounted at a standard market rate. Non-current securities available for sale are measured at fair value, with changes recognized in equity without impacting the income statement.

Inventories

Inventories include spare parts, raw materials, and supplies as well as goods purchased for resale and advance payments made. Inventories are carried at cost using the weighted-average cost method and written down to the lower net realizable value where required. Net realizable value is the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale. Individual valuation allowances are also charged in connection with inventory risks. In addition to directly attributable costs, conversion costs also include appropriate shares of materials and production overheads, as well as depreciation and write-downs. Directly attributable costs include labor costs, including pensions, amortization and directly attributable material costs. Borrowing costs are not capitalized.

Receivables and other assets

Receivables and other current assets - trade and other receivables - are carried at their principal amount, net of any bonuses and rebates, and are net of any bad debt allowances. Bills of exchange and other long-term receivables are discounted.

Impairment of assets

The carrying amounts of assets are reviewed where there are indications that the carrying amount of an asset exceeds its recoverable amount defined as value in use or net selling price. The recoverable amount is the higher of net realizable value and value in use (= net present value of future cashflows). If carrying amount is higher than the recoverable amount, an impairment is recognised.

The impairment test for goodwill was performed based on discounted estimated future cash flows. According to IAS 36, value in use is determined from the five-year planning of the cash generating unit. These cash generating units correspond to the segments, as the latter are the lowest level within the Group at which goodwill is monitored for internal management purposes. Such planning is based on internal assumptions that are compared with external information, and contains projections of operating profits and of cash flows for each planning year and Business Area. In doing so, the development of sales revenue and profits are budgeted in terms of product or product group based on the expected market, economic, and competitive developments for the subsequent five years and aggregated to Business Areas. Following the fifth planning year, an annual increase of the free cash flow of 1% is assumed for the established Business Areas (CG and S) and of 2.2% for T. The growth rates for CG and S reflect the long-term average growth trend of these businesses. For T, where many products are at the start of the product life cycle, higher average growth is anticipated in the future. Future cash flows were discounted at an interest rate of 12.2%.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, checks, balances with the German central bank, and unrestricted bank balances whose original term is three months or less. Restricted cash and cash equivalents received by SGL within the existing financing arrangements and which may only be used for certain purposes (e.g., escrows for the payment of antitrust fines or the repayment of the convertible bond) are listed separately on the consolidated balance sheet under the item "Restricted cash and cash equivalents".

Discontinued operations

Due to the sale as of January 6, 2005, to a financial investor regarding the companies of the Acotec Group, which are attributable to the Surface Protection and Plastics Process Technology businesses, these companies are shown separately as "discontinued operations" in the consolidated financial statements at the balance sheet date on December 31, 2004. This presentation in the consolidated financial statements is in accordance with IFRS 5 ("Non-Current Assets Held for Sale and Discontinued Operations"). Under IFRS 5, a business is deemed to be discontinued at the moment when it has fulfilled the criteria for classification as held for sale or the company has sold it. The classification as held for sale implies that the carrying amount of a business is realized mainly by a sale and not by continued use. The net loss for the year of this segment and the loss from the sale are shown separately in the income statement as discontinued operations.

Provisions for pensions and other employee benefits

Provisions for pensions and other employee benefits from defined benefit plans are valued using the projected unit credit method and reflect future salary and pension increases in accordance with IAS 19. The interest component of the addition to pension provisions is shown separately under net financing costs. Payments under defined contribution plans are recognized as expenses at the time of payment.

Other provisions

Other provisions are recognized in accordance with IAS 37 for obligations to third parties that will probably be required to be settled, and where the amount of the obligation can be reliably estimated. Long-term provisions are discounted. Restructuring provisions are recognized where a formal restructuring plan has been adopted and publicly announced in sufficient detail. The accounting for our stock option plans and recognition of provisions for obligations from stock option plans are described in note 30.

The SGL Carbon Group recognizes provisions for environmental protection obligations if it is probable that such an obligation exists and if the amount of the obligation can be reasonably estimated. Potential insurance compensation payments are not deducted in recognizing such liabilities, but carried as a separate asset up to the amount of the recognized provision, provided the reimbursement is probable.

Liabilities

Liabilities are carried at the higher of notional or repayment amount at year-end. Financial liabilities are stated at amortized cost. Non-interest-bearing or low-interest-bearing liabilities whose original term to maturity exceeds one year are discounted as of the balance sheet date. Differences between the historic cost and the repayment amount (premiums and discounts as well as transaction fees) are recognized over the debt term using the effective interest rate method.

Income and expenses

Income and expenses of the fiscal year are recognized when they are realized and incurred. Sales revenue is recognized at the time of transfer of risk, following delivery of a product or rendering of the services, net of any discounts and rebates granted. The Company provides our customers with a discount for early payment of amounts outstanding. We also provide volume discounts to our customers based on their total purchases during a specified term. Such discounts are recorded as a reduction of revenue based on the number of customers that it is estimated will ultimately earn these discounts. Operating expenses are recognized when a product or service is utilized or at the time when they are incurred. Interest income and expenses are recognized on an accrual basis. Dividend income is recognized at the time of distribution.

Advertising and sales promotion expenses as well as other customer-related expenses are expensed when incurred. Provisions are recognized for the estimated cost of product warranties after the date of sale of the product concerned.

Deferred taxes

Income taxes are recorded based on the balance sheet liability method. Deferred tax assets and liabilities are presented separately on the balance sheet to reflect the future tax effect of timing differences between the carrying amounts of assets and liabilities in the financial statements and in the tax return. Deferred tax assets and liabilities are calculated on the basis of the tax rates expected to be enacted when the timing differences reverse. The effects of changes in tax rates are recognized at the time new tax laws are enacted. Tax loss carry-forwards are only capitalized if a future utilization is probable.

Key discretionary decisions, estimates and assumptions

Preparation of financial statements requires management in certain cases to make discretionary decisions, estimates and assumptions regarding the amounts of receivables, liabilities and provisions, the disclosure of contingent liabilities and reported amounts of income and expenses. Actual amounts may differ. The most important assumptions and estimates affected in connection with the impairment test of goodwill are explained under "Impairment of assets". Assumptions and estimates in connection with antitrust fines are explained in Note 24.

2. Acquisitions & disinvestments and scope of consolidation

SGL CARBON Luxembourg S.A., Luxembourg, was founded in January 2004; this company issued the senior subordinated notes in the refinancing of the SGL Group. In connection with the sale of the Surface Protection and Plastics Process Technology businesses, SGL CARBON Technic LLC (U.S.A.) was established in the U.S. for the purpose of acquiring graphite process technology operations in that country.

In Poland, at fiscal year-end 2004, SGL ANGRAPH Sp.z o.o was merged with SGL CARBON POLSKA S.A; in Italy, SGL CARBON Specialties S.p.A. was merged with SGL CARBON S.p.A.; and in the U.S., SGL Information-Services LLC was merged with SGL CARBON LLC. Radion Finanziaria S.p.A., Milan, Italy, and SGL CARBON Finance Ltd., Dublin, Ireland, were dissolved in 2004.

The Surface Technology and Plastics Process Technology operations, which were divested in January 2005, are carried in the consolidated financial statements as assets held for sale (respectively, liabilities held for sale and discontinued operations - see above explanations).

SGL Information Services GmbH, Augsburg changed its fiscal year to March 31 and is being liquidated. In November and December 2005, two holding companies were created in Spain and Germany. The Spanish holding SGL CARBON Holding S.L., La Coruña (Spain) acquired the legal entities of SGL in Spain, Italy and South America. We also intensified our activities in India in 2005 with the creation of the subsidiary SGL CARBON INDIA Pvt. Ltd., in Pune.

Scope of the consolidation

The consolidated financial statements include all subsidiaries. Subsidiaries are defined as entities that are controlled by SGL Carbon AG. Control is presumed to exist when SGL Carbon AG owns, either directly or indirectly, more than half of the voting power of an entity, unless it can be clearly demonstrated that such ownership does not constitute control.

With regard to the scope of the consolidation, we also refer to Note 3.

As of December 31, 2005, in addition to SGL Carbon AG and excluding the discontinued operations, a total of six German (2004: five) and 41 (2004: 39) foreign subsidiaries were included in consolidation, as in the previous year. Discontinued operations in 2004 comprise of two German and ten foreign companies. Compared to 2004, two foreign subsidiaries and one German subsidiary were consolidated for the first time. The three subsidiaries consolidated for the first time are newly established companies. Three joint ventures were carried at equity.

3. Retrospective restatements

Structure of the consolidated balance sheet

The revised IAS 1 "Presentation of financial statements" defines a presentation of current and non-current assets and liabilities as separate groups in the balance sheet. The standard must be used for reporting periods of a fiscal year beginning on January 1, 2005 or later. The company's consolidated balance sheet was structured accordingly and the previous years' figures restated.

Scope of consolidation

Until December 31, 2004, 18 subsidiaries and two joint ventures were excluded from consolidation and accounted for at cost, since these were deemed to be not material as whole. In the consolidated financial statements as of December 31, 2005, these subsidiaries have been included in consolidation and the joint ventures have been accounted for using the equity method. In this context, the opening balances of assets, liabilities and equity as of January 1, 2004, as well as the consolidated balance sheet as of December 31, 2004 and the consolidated income statement and cash flow statement for the year then ended, have been restated retrospectively.

The retrospective restatement had the following effects on the consolidated balance sheet as of December 31, 2004, as well as on the consolidated income statement and earnings per share for the year then ended:

Change	€m
Property, plant and equipment and intangible assets	7.6
Other non-current assets	-18.4
Inventories	8.4
Trade receivables	-2.5
Other current assets	4.4
Assets held for sale	1.4
Total assets	0.9

Change	€m
Equity including minority interests	-8.6
Pension provisions	1.0
Other provisions	0.8
Current financial liabilities	3.2
Trade payables	-0.1
Other liabilities	3.2
Liabilities in connection with assets held for sale	1,4
Total equity and liabilities	0.9

€m	Restatement 2004
Sales revenues	17.8
Cost of sales	-14.1
Gross profit	3.7
R&D, selling, administrative and other operating expenses	-4.7
Operating profit	-1.0
Net financing cost	-1.4
Loss before taxes	-2.4
Income tax expense	-0.4
Loss from continuing operations	-2.8
Profit from discontinued operations	3.7
Net profit for the year	0.9
Thereof relating to minority interests	0.1
Earnings per share in € (basic)	0.02
Earnings per share in € (diluted)	0.02

The retrospective restatement to equity including the minority interests at January 1, 2004 amounted to €-8.8 million. The first time consolidation of these companies has increased net income for fiscal 2005 by €0.6 million.

Share-based payment

IFRS 2 "Share-based payment" is effective for annual periods beginning on or after January 1, 2005. The IFRS is to be applied retrospectively on all share-based payments granted since November 7, 2002, that still existed when the standard became effective and requires comparable information to be restated. This also includes a restatement to the opening balances of the retained earnings in the earliest period presented.

The restatement as at December 31, 2004 and December 31, 2005 had the following effect:

€m	Dec. 31, 2004	Dec. 31, 2005
Share premium	3.5	9.6
Retained earnings	-2.2	-7.7
Net profit/loss for the period	-5.5	-9.0
Short-term provisions	4.2	7.1

The retrospective restatement as at January 1, 2004 had the following effect:

€m	Change
Share premium	0.5
Retained earnings	-2.3
Short-term provisions	1.8

Through the application of IFRS 2 in 2004, earnings per share (diluted and undiluted) were reduced by €0.11.

NOTES TO THE CONSOLIDATED INCOME STATEMENT AND THE CONSOLIDATED BALANCE SHEET

All comparable figures for 2004 in the consolidated income statement and in the consolidated balance sheet were restated for the changes outlined in Note 3 and for discontinued operations. Note 27 presents a breakdown of sales revenue by Business Area.

4. Selling, general and administrative expenses

Selling expenses increased by €7.7 million over the prior year, primarily due to the increased sales operations. General and administrative expenses increased by €4.5 million over the prior year primarily as a result of higher expenses related to the variable management incentive plans and the expenses incurred for the implementation of the requirements of the Sarbanes-Oxley Act.

5. Other operating income and expenses

Other operating income totaled €15.8 million and consisted mainly of income from the disposal of non-current assets totaling €10.0 million (2004: €0.9 million), income from the release of provisions of €1.7 million (2004: €2.1 million) and income from changes in bad debt allowances totaling €1.3 million (2004: €1.0 million).

Other operating expenses totaled €32.2 million and consisted mainly of restructuring expenses of €20.8 million (2004: €19.7 million), net currency losses of €2.0 million (2004: €1.2 million), additions to provisions amounting to €2.9 million (2004: €1.3 million) and losses on the disposal of non-current assets of €0.3 million (2004: €0.3 million).

From this fiscal year, restructuring expenses for and expenses in connection with antitrust proceedings are included in other operating expenses. This also affects the previous year's presentation. Expenses related to the continuing restructuring programs (initiated in prior years) and other measures to improve efficiency and optimize costs resulted in a total expense of €20.8 million during 2005. Included in this amount was the gradual relocation of our carbon electrode production from Italy to Poland, the related personnel measures (112 employees) and the write down of the remaining fixed asset book value at the Ascoli, Italy facility. By the end of 2005, the announcement of this measure along with the written agreements were completed. An additional focus of these measures during 2005 was the conclusion of further partial retirement agreements and direct gradulty payments in Germany.

Restructuring expenses in 2004 amounted to €19.7 million, consisting mainly of personnel redundancies and the write-down of residual book values in Poland, Italy and Germany. In addition, a small plant in the UK was closed and non-cash write-downs were made in the USA.

6. Net financing costs

€m	2005	2004
Income/loss from associated companies	**0.8**	**-0.8**
Interest on other securities, other interest and similar income	5.5	4.9
Interest on borrowings and other interest expense	-38.5	-35.1
Interest expense relating to European Commission	-2.9	-3.2
Imputed interest on liabilities from North American antitrust proceedings	-2.8	-3.9
Interest component of additions to pension provisions	-13.5	-13.3
Interest expense, net	**-52.2**	**-50.6**
Amortization of financing costs	-5.3	-3.8
Deferred costs of convertible bond	0.0	-0.4
Foreign currency translation and foreign currency hedging costs for North American antitrust liabilities	-0.9	-2.7
Expenses for guarantees to the European Commission	-2.6	-3.2
Other financial expenses	-5.4	-0.4
Other net financing costs	**-14.2**	**-10.5**
	-65.6	**-61.9**

Net financing costs include non-cash expenses of €19.4 million (2004: €23.3 million).

At year-end 2005 and 2004 the interest potentially payable in connection with the European antitrust fines was accrued. Other financing costs are attributable to foreign exchange gains and losses on financial transactions and particularly the mark-to-market valuation of our derivative instruments for interest rate and currency hedging. The costs incurred for the refinancing of the syndicated loan and the subordinated notes in 2004 were accrued and will be amortized over the expected term of the loans. The refinancing of the USD tranche led to a one-time non-cash expense of €1.2 million in 2005, related to the refinancing costs accrued in the previous year.

7. Other information

Cost of materials

€m	2005	2004
Cost of raw materials and consumables used and of goods purchased and held for sale	242.0	192.8
Cost of purchased services	89.6	79.1
	331.6	**271.9**

The cost of materials is included in the cost of sales line item of the income statement.

Staff costs

€m	2005	2004
Wages and salaries (incl. bonus)	236.0	209.9
Social security contributions, retirement and other benefits costs (thereof for pensions: 2005 €19.7 million; 2004 €20.2 million)	73.5	79.6
	309.5	**289.5**

Depreciation

Depreciation on property, plant and equipment and intangible assets in the 2005 and 2004 fiscal years total €65.1 million and €67.6 million respectively.

Staff costs and depreciation are included in all functional costs, such as the cost of sales, selling expenses, research costs and administration costs.

Other operational expenses

During 2005, expenses related to shipping and handling totaled €25.4 and for advertising totaled €2.1 million, respectively. Audit fees for the 2005 were €1.6 million, other audit related fees and tax consulting services amounted to €0.2 million and €0.1 million respectively.

Other non-income taxes, which are part of the functional cost areas, amounted to €7.1 million in 2005 and €7.6 million in 2005.

Number of employees

The number of employees within the Group was 5,263 (2004: 5,265) at the balance sheet date. The breakdown by functions for the average over the year was as follows:

	2005	2004
Production and auxiliary plants	3,849	3,910
Sales and marketing	420	432
Research	169	164
Administration, other functions	819	893
	5,257	**5,399**

The net reduction of employees resulted from additional restructuring measures implemented during the fiscal year, particularly in the CG and S Business Areas, as well as from a slight increase in the number of employees in the T Business Area.

8. Income taxes

The tax expense/benefit is composed as follows:

€m	2005	2004
Current income tax expense		
Germany	0.7	-0.2
Rest of world	-27.0	-16.9
Deferred taxes		
Germany	0.1	-0.7
Rest of world	7.1	16.2
	-19.1	**-1.6**

The tax expense increased to €19.1 million in the reporting year (previous year: €1.6 million) and thus corresponds to a tax rate of around 40%. There were no major changes to the tax expense as a result of changes to national tax laws.

Income tax refund in Germany is due to tax refunds affecting previous years. The foreign income tax expense, which increased by €10.1 million, is the result of the higher profits made by the foreign subsidiaries.

For the German tax group there was a tax loss, mainly due to the waiving of debt repayments of a foreign subsidiary, the write-down of tax-deductable goodwill and the income from foreign investments, which is only added to 5% of income.

German corporations are subject to a uniform 25% corporate income tax on both distributed and retained earnings. Furthermore, a solidarity surcharge of 5.5% is added to the corporation tax rate, resulting in an overall corporation income tax rate of 26.4% for 2005 and 2004. German corporations are also subject to the trade tax. The amount of the trade tax depends on the municipality in which a company maintains its operations. The trade tax generally amounts to between approximately 15% and 20% of taxable earnings, depending on the municipality's tax assessment rate. Trade tax is deductible as an operating expense in the calculation of the company's income that is subject to corporation tax. With an average trade tax burden of 12%, the overall German income tax rate amounts to 38.4%. Due to changes in German legislation, generally only 60% of tax loss carry-forwards may be offset from current annual income. Losses up to an amount of €1 million can be completely deducted from corporation income tax as well as from trade tax. The changed law is applicable beginning with tax assessment year 2004.

The 2005 tax payments amounted to €22.6 million (last year: €14.2 million).

Reconciliation

€m	2005	2004 (restated)
Profit/loss before tax	47.2	-2.9
Expected tax expenses/income at 38.4%	-18.1	1.1
Change in expected tax expenses/income due to:		
Non-deductible expenses and tax-exempt income	-6.4	-6.4
Taxation differences at foreign companies	6.3	0.6
Tax expenses/income in previous years	0.8	0.0
Deferred taxes from discontinued operations	0.0	16.2
Change of deferred taxes on loss carry-forwards	-2.5	-11.8
Other	0.8	-1.3
Effective tax expense	**-19.1**	**-1.6**

The non-deductible expenses and tax-exempt income primarily affect the addition of 5% to the foreign dividend income received in Germany. Since the taxation of income varies from country to country, differences in taxation are shown separately in the reconciliation above.

9. Discontinued operations

As part of its portfolio restructuring, at the beginning of fiscal year 2005 the SGL Group completed the sale of its Surface Protection and Plastics Process Technology businesses. In accordance with IFRS 5, these are to be classified as assets held for sale and discontinued operations in the consolidated financial statements. As a consequence, the current loss from these operations as well as the loss from the sale are to be shown in a separate line in the consolidated income statement. Since the sale was not yet concluded at the end of fiscal year 2004, assets and liabilities are shown separately in the consolidated balance sheet for the reporting period under "assets held for sale" and "liabilities held for sale".

SGL did not receive any cash from the sale of these operations on January 6, 2005. As of December 31, 2004, in addition to the current after-tax earnings of discontinued operations totaling €-21.0 million, a write-down of assets amounting to €54.7 million was required, comprising a pre-tax write-down of €38.4 million and a write-down of deferred taxes of €16.3 million. In addition, expenses in connection with the sale amounted to €6.1 million.

The following table shows the assets and liabilities of the discontinued operations as of December 31, 2004:

Assets	€m
Intangible assets	15.5
Property, plant and equipment	31.3
Non-current financial assets	0.0
Inventories	14.7
Trade receivables	27.6
Other assets	10.4
Deferred tax assets	20.3
Loss from disposal	-54.6
Assets held for sale	65.2

Liabilities	€m
Equity	0.0
Pension provisions	29.8
Other provisions	10.9
Trade payables	12.5
Other liabilities	8.0
Deferred tax liabilities	4.0
Liabilities held for sale	65.2

The income statement for the discontinued operations is as follows:

€m	2004
Sales revenue	122.7
Cost of sales	-97.7
Gross profit	25.0
Research, selling and administrative expenses	-42.6
Loss from operations	-17.6
Net financing costs	-4.6
Loss before tax	-22.2
Income taxes	1.2
Net loss for the period	-21.0

The undiluted and diluted earnings per share of discontinued operations in fiscal 2004 amounted to €-1.57.

At December 31, 2005, two non-operating pieces of land in the U.S. and Germany, which are intented to be sold in 2006, were included in the assets held for sale. No write-downs were taken in the current fiscal year and the carrying amount totaled €4.0 million. The land is assigned to the segment Other (€2.8 million) and the T segment (€1.2 million).

10. Earnings per share (EPS)

The diluted earnings per share are calculated by dividing the net profit for the year attributable to SGL Carbon shareholders (2005: €28.2 million; 2004: €-86.4 million) by the weighted-average number of shares outstanding for the fiscal year (2005: 56,390,621/2004: 52,152,691). The weighted-average number of shares outstanding is calculated based on the number of shares outstanding as of January 1 as well as the shares issued in 2005 due to capital increases (see Note 19).

Stock options and the convertible bond were outstanding for a potential dilution impact in both fiscal years (see Note 30). After adjustment for interest costs of the convertible bond, the Group's after-tax earnings increase by €1.4 million to €29.6 million. The weighted-average number of shares changes by 560,750 shares regarding the convertible bond (weighted 373,321 shares). Accordingly, there is no dilution effect on earnings per share from the convertible bond.

Following an exercise of shares under the Stock Option Plan, 106,500 shares are to be included for dilution from the Stock Option Plan (weighted 86,075 shares). There is no change to consolidated earnings. In total, 56,476,696 shares are to be used to determine the diluted earnings per share for 2005. Because of the low number of diluted shares, earnings per share (diluted) in 2005 are unchanged to the undiluted earnings per share.

For the approved capital increase for the issue of new shares to employees in January 2006, see Note 19.

11. Intangible assets

€m	Industrial rights, software und similar rights	Goodwill	Total
Historical cost:			
Balance at Jan. 1, 2005	**41.0**	**61.6**	**102.6**
Change in basis of consolidation	0.0	0.0	0.0
Currency translation	0.9	5.2	6.1
Additions	5.3	0.0	5.3
Disposals	-4.7	0.0	-4.7
Balance at Dec. 31, 2005	**42.5**	**66.8**	**109.3**
Cumulative amortization:			
Balance at Jan. 1, 2005	**17.8**	**0.0**	**17.8**
Change in basis of consolidation	0.0	0.0	0.0
Currency translation	0.9	0.0	0.9
Additions	4.4	0.0	4.4
Disposals	-0.4	0.0	-0.4
Balance at Dec. 31, 2005	**22.7**	**0.0**	**22.7**
Carrying amount at Dec. 31, 2005	**19.8**	**66.8**	**86.6**
Historical cost:			
Balance at Jan. 1, 2004	**44.4**	**79.0**	**123.4**
Change in basis of consolidation	-8.6	-15.4	-24.0
Currency translation	-0.3	-2.0	-2.3
Additions	8.8	0.0	8.8
Disposals	-3.3	0.0	-3.3
Balance at Dec. 31, 2004	**41.0**	**61.6**	**102.6**
Cumulative amortization:			
Balance at Jan. 1, 2004	**23.5**	**0.0**	**23.5**
Change in basis of consolidation	-6.7	0.0	-6.7
Currency translation	-0.3	0.0	-0.3
Additions	4.6	0.0	4.6
Disposals	-3.3	0.0	-3.3
Balance at Dec. 31, 2004	**17.8**	**0.0**	**17.8**
Carrying amount at Dec. 31, 2004	**23.2**	**61.6**	**84.8**

The change in the basis of the consolidation in 2004 is attributable exclusively to the reclassification of discontinued operations to assets held for sale. Industrial rights, software and similar rights comprise mainly of purchased and internally developed IT software. Additions during the past fiscal year were largely attributable to the integration of further companies into the group-wide unified SAP system (SGL ONE). The aim of the SGL ONE project was to replace a large number of legacy systems with a fully integrated global SAP system. The capitalization of development costs of €1.4 million for the carbon ceramic brake disks in the first half of 2005 were disposed as part of the agreement with AUDI in the second half of 2005 together with the amounts capitalized from 2004. Beginning in fiscal year 2004, in accordance with IFRS 3, goodwill is no longer amortized on a systematic basis but subject to an impairment test. Write-downs due to the impairment test were not required. Goodwill amounting to €11.3 million is attributable to the CG Business Area, €21.7 to the S Business Area and €33.8 million to the T Business Area.

12. Property, plant and equipment

€m	Land, land rights and buildings	Technical equipment and machinery	Other equipment, operating and office equipment	Advance payments and assets under construction	Total
Historical cost:					
Balance at Jan. 1, 2005	**312.9**	**964.2**	**99.1**	**19.0**	**1,395.2**
Change in basis of consolidation	0.0	0.0	0.0	0.0	0.0
Currency translation	11.6	38.7	1.2	1.2	52.7
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	6.2	30.7	3.2	-0.7*)	39.4
Disposals	-9.0	-20.9	-4.9	0.0	-34.8
Balance at Dec. 31, 2005	**321.7**	**1,012.7**	**98.6**	**19.5**	**1,452.5**
Cumulative amortization:					
Balance at Jan. 1, 2005	**188.1**	**765.0**	**88.8**	**0.2**	**1,042.1**
Change in basis of consolidation	0.0	0.0	0.0	0.0	0.0
Currency translation	5.5	27.2	1.0	0.0	33.7
Reclassifications	0.8	-0.8	0.0	0.0	0.0
Additions	8.9	47.5	4.3	0.0	60.7
Disposals	-4.3	-20.9	-4.8	0.0	-30.0
Balance at Dec. 31, 2005	**199.0**	**818.0**	**89.3**	**0.2**	**1,106.5**
Carrying amount at Dec. 31, 2005	**122.7**	**194.7**	**9.3**	**19.3**	**346.0**
Historical cost:					
Balance at Jan. 1, 2004	**369.7**	**973.7**	**136.7**	**17.5**	**1,497.6**
Change in basis of consolidation	-53.2	-27.0	-30.5	-0.1	-110.8
Currency translation	-1.0	-5.8	-0.4	-0.3	-7.5
Reclassifications	.0.0	0.0	-0.2	0,2	0.0
Additions	3.7	32.3	0.0	1.7	37.7
Disposals	-6.3	-9.0	-6.5	0.0	-21.8
Balance at Dec. 31, 2004	**312.9**	**964.2**	**99.1**	**19.0**	**1,395.2**
Cumulative amortization:					
Balance at Jan. 1, 2004	**210.9**	**748.3**	**120.8**	**0.2**	**1,080.2**
Change in basis of consolidation	-29.5	-20.6	-27.0	0.0	-77.1
Currency translation	-0.5	-5.1	-0.5	0.0	-6.1
Reclassifications	0.1	2.4	-2.5	0.0	0.0
Additions	10.3	48.4	4.3	0.0	63.0
Disposals	-3.2	-8.4	-6.3	0.0	-17.9
Balance at Dec. 31, 2004	**188.1**	**765.0**	**88.8**	**0.2**	**1,042.1**
Carrying amount at Dec. 31, 2004	**124.8**	**199.2**	**10.3**	**18.8**	**353.1**

* Balance of additions totaling €27.0 million and transfers to operational equipment of €27.7 million

The change in the basis of the consolidation in 2004 is attributable exclusively to the reclassification of discontinued operations to assets held for sale. During the fiscal year, capital expenditures in property, plant and equipment increased from the previous year from €37.7 million by €1.7 million to €39.4 million. Significant additions related to capital expenditures for replacement of property, plant and equipment in our plants in Germany, the U.S., Poland and Spain. Capitalized leasing expense, which is attributable to land and buildings as well as technical equipment and machinery, totaled €1.1 million at December 31, 2005 (previous year: €1.0 million). For two pieces of land in the U.S., that were later sold, we recorded write-downs on the carrying amounts in 2004 of €4.9 million in total.

13. Non-current financial assets

€m	Investments in associated companies	Non-current financial investments	Other non-current financial assets	Total
Historical cost:				
Balance at Jan. 1, 2005	**4.4**	**2.4**	**5.1**	**11.9**
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.6	0.0	-0.1	0.5
Reclassifications	0.0	0.0	0.0	0.0
Additions	3.0	0.0	0.0	3.0
Disposals	-0.3	0.0	-0.1	-0.4
Balance at Dec. 31, 2005	**7.7**	**2.4**	**4.9**	**15.0**
Cumulative amortization:				
Balance at Jan. 1, 2005	**0.0**	**0.0**	**0.4**	**0.4**
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.0	0.0	-0.1	-0.1
Additions	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	-0.2	-0.2
Balance at Dec. 31, 2005	**0.0**	**0.0**	**0.1**	**0.1**
Carrying amount at Dec. 31, 2005	**7.7**	**2.4**	**4.8**	**14.9**
Historical cost:				
Balance at Jan. 1, 2004	**5.7**	**2.3**	**5.8**	**13.8**
Change in basis of consolidation	0.0	0.0	-0.5	-0.5
Currency translation	-0.3	0.0	0.0	-0.3
Reclassifications	0.0	0.0	0.0	0.0
Additions	0.2	0.1	0.5	0.8
Disposals	-1.2	0.0	-0.7	-1.9
Balance at Dec. 31, 2004	**4.4**	**2.4**	**5.1**	**11.9**
Cumulative amortization:				
Balance at Jan. 1, 2004	**0.0**	**0.0**	**0.4**	**0.4**
Change in basis of consolidation	0.0	0.0	-0.1	-0.1
Currency translation	0.0	0.0	0.1	0.1
Additions	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	0.0	0.0
Balance at Dec. 31, 2004	**0.0**	**0.0**	**0.4**	**0.4**
Carrying amount at Dec. 31, 2004	**4.4**	**2.4**	**4.7**	**11.5**

The increase in the investments in associated companies is attributable to the capital increases at a foreign subsidiary in China. The presentation of non-current financial investments include securities that are classified as available-for-sale. Other non-current financial assets comprise primarily the capitalized value of reinsurance policies, which do not qualify as plan assets. This concerns reinsurance policies from supplementary benefits for employees from compensation amounting to €4.1 million.

14. Inventories

€m	Dec. 31, 2005	Dec. 31, 2004
Raw materials and supplies	85.2	64.4
Work in progress	138.5	134.9
Finished goods and goods purchased and held for sale	56.9	57.1
	280.6	**256.4**

Total inventories carried at net realizable value amount to €3.8 million. Write-downs on the net realizable value in 2005 totaled €1.1 million. In addition, there were write-downs for stock risks of €6.4 million and other write-downs amounting to €3.5 million. Write-ups or reversal of write-downs were only recognized to a minor extent.

15. Trade receivables

€m	Dec. 31, 2005	Dec. 31, 2004
Customers	192.3	178.2
thereof with more than one year of maturity (2005: €0.1 million; 2004: €0.3 million)		
Associated companies	3.0	3.2
	195.3	**181.4**

Trade receivables are shown after deduction of write-downs for doubtful receivables amounting to €3.7 million as of December 31, 2005 and €5.6 million as of December 31, 2004. No general reserve was recorded. No trade receivables were outstanding from affiliated companies.

16. Receivables and other current assets

€m	Dec. 31, 2005	Dec. 31, 2004
Other receivables from associated companies	0.7	3.7
Other current assets	33.0	33.9
thereof with more than one year of maturity (2005: €0.0 million; 2004: €0.0 million)		
	33.7	**37.6**

Other current assets are primarily attributable to tax refunds of €9.9 million (2004: €9.8 million), positive fair values of financial derivatives totaling €4.3 million (2004: €9.9 million), prepaid expenses for rent or insurance premiums of €4.1 million (2004: €3.5 million), reimbursement claims under insurance policies, short-term loans receivable, purchase price receivables for sold non-current assets and miscellaneous receivables.

17. Cash and cash equivalents

€m	Dec. 31, 2005	Dec. 31, 2004
Restricted cash and cash equivalents for antitrust payments	0.0	77.2
Restricted cash and cash equivalents for repayment of convertible bond	0.0	50.1
Restricted cash and cash equivalents for debt service	0.0	0.7
Cash and bank balances	93.4	67.5
	93.4	**195.5**

The increase in bank balances over the previous year results primarily from the increase in cash and cash equivalents of SGL Carbon AG from the positive free cash flow in the Group. Beside cash and cash equivalents, in the new financing SGL also received liquid funds that were restricted for specific purposes.

Part of the proceeds of the refinancing totaling €125.3 million were deposited in an escrow account in February 2004; these funds were designated exclusively for the payment of obligations from the North American antitrust penalties and from civil law settlements as well as the fine imposed in 2003 by the European antitrust commission. In 2004, the European fine (€23.9 million) was deposited on an interest-bearing escrow account of the antitrust authorities until the closure of the legal proceedings. A total of €24.2 million was paid to the North American antitrust authorities in 2004. Beside the planned payments in March and June 2005, the outstanding liability, including currency hedging costs, was paid in full in August 2005. The residual credit balance on the antitrust escrow account of €8.7 million was used for debt repayment. The restricted cash for debt service in 2004 represents the remaining amount of the proceeds from the Hillsboro sale in the U.S., which were used in 2005 for early debt repayment. The restricted cash was presented separately in the consolidated balance sheet in 2004.

In 2004, the Company made a public tender offer to all bondholders to purchase back the convertible bonds. For this purpose, SGL obtained liquid funds from the refinancing that were deposited to a restricted cash escrow account amounting to €143 million. SGL used €85.7 million from the restricted cash escrow account during the second quarter of 2004 for the partial buy-back of the convertible bond. Beside an interest income of €0.1 million in 2004, a total of €1.7 million were used for interest payments on outstanding bonds and an additional €5.6 million utilized for an early loan repayment. In September 2005 SGL repaid the outstanding liabilities of the convertible bonds of €50.0 million including interest components of €1.2 million, on schedule using the the escrow account's cash balance.

18. Deferred tax assets

Deferred tax assets from tax loss carry-forwards are uniformly recognized in the IFRS consolidated financial statements on the basis of a rolling projection of the estimated earnings to be taxed at the level of individual subsidiaries or on the level of tax groups. Uncertainties about certain planning assumptions and other underlying conditions are taken into account. Based on the restructuring measures taken, the disposal of the loss-generating Surface Protection business, the significant reduction of the net debt and the improved economic market environment for our business segments, we assume that the capitalized deferred tax assets on loss carry-forwards can be utilized in the future.

Tax loss carry-forwards of approximately USD 168 million in the U.S. (previous year: USD 188 million) and of around €235 million in Germany (previous year: €209 million) are available. According to current German legislation, tax loss carry-forwards can be utilized for an unlimited period. Tax loss carry-forwards in the U.S. expire between 2020 and 2023.

Out of the loss carry-forwards in the U.S. and Germany, we have capitalized deferred tax assets, according to the estimation of their expected future utilization. Deferred tax assets were also recognized for timing differences in profits and losses resulting from consolidation as well as for timing differences in consolidated subsidiaries resulting from provision for contingent losses that are not tax-deductible and for other valuation differences under IFRS. If the deduction of expenses for tax purposes is in doubt, a valuation allowance is charged against the calculated deferred tax assets in the same amount.

Deferred tax assets and liabilities as of December 31, 2005, are derived from tax loss carry-forwards or differences between the tax balance sheet and the IFRS financial statements as follows:

€m	Deferred tax assets	Deferred tax liabilities
Non-current assets	16.5	14.4
Inventories	1.3	4.9
Receivables/other assets	0.1	9.5
Pension provisions	8.2	0.0
Other provisions	10.2	5.8
Liabilities	4.1	0.1
Other comprehensive income	0.8	0.0
From tax loss carryforwards	87.6	0.0
	128.8	**34.7**

Deferred tax liabilities result from different depreciation and amortization methods in the tax balance sheet and the IFRS financial statements, from capitalized finance leases, and from valuation differences in inventories between the tax balance sheet and IFRS financial statements. Deferred taxes mainly have a maturity of more than one year. Deferred taxes from cash flow hedges included in equity without effecting the income statement amounted to €0.8 million in fiscal year 2005 (previous year: €-0.9 million).

19. Equity

The classification of items of equity is presented in the Consolidated Statement of Changes in Equity on page 59.

The Company's share capital amounted to €144,873,597.44 as of December 31, 2005, and is composed of 56,591,249 no-par value ordinary bearer shares, each with a notional value of €2.56. The shares are made out to bearer. The share is traded on various markets in Germany (including Frankfurt) and in the U.S. in New York (NYSE).

An increase in the share capital of the Company requires a resolution by the Annual General Meeting adopted by a simple majority. Moreover, the Annual General Meeting may authorize the Board of Management to increase the share capital of the Company with the consent of the Supervisory Board within a period of five years by issuing shares in a certain aggregate amount (authorized capital). Finally, shareholders may approve the creation of conditional capital, but only to issue conversion or subscription rights to holders of convertible bonds, to prepare a merger with another company or to issue stock options to employees and members of the management of the Company or of an affiliated company by way of a consent and authorization resolution. Each of these shareholders' resolutions pertaining to the creation of authorized or conditional capital require a majority of three quarters of the share capital represented at the Annual General Meeting when the resolution is passed. The nominal amount of the authorized capital created by the shareholders may not exceed one half of the share capital existing at the time of registration of the authorized capital in the commercial register. The total nominal amount of the conditional capital created by the shareholders, the issuance of which was authorized by the shareholders, may not exceed one half of the share capital existing at the time of the adoption of the resolution relating to the conditional capital increase. The total nominal amount of the conditional capital for the issuance of stock options to employees and members of the management of the Company or of an affiliated company may not exceed 10 % of the share capital existing at the time of the adoption of the resolution relating to the conditional capital increase.

Annual General Meeting

Following the capital increase of January/February 2004, which took place within the framework of SGL's refinancing, the Company's overall capital structure was adjusted to reflect its new authorized capital at the Annual General Meeting on April 30, 2004. The existing Authorized Capital I and Ia as well as the Conditional Capital in accordance with article 3 (10) of the Articles of Association were cancelled and replaced by the new Authorized Capital I and by new Conditional Capital for use issuing convertible bonds and bonds with warrants. Additional conditional capital was also created for use under the SAR Plan. With the exception of the buy-back of own shares, the Annual General Meeting on April 27, 2005 made no decision regarding capitalization measures.

Authorized capital

Following the partial utilization of the authority to increase the share capital to issue new shares to employees of the company or Group companies, the Board of Management is authorized, with the consent of the Supervisory Board, to increase the Company's share capital by a total of up to €69,862,876.16 (authorized capital I) by issuing up to 27,290,006 new shares against cash and/or non-cash contributions on one or several occasions until April 29, 2009. The shareholders are to be granted pre-emptive rights. The Board of Management is authorized, with the consent of the Supervisory Board, to exclude fractional amounts from the shareholders' pre-emptive rights. Furthermore, the Board of Management can exclude pre-emptive rights with the consent of the Supervisory Board

(I) to the extent necessary to enable the holders of warrants or convertible bonds that have been issued by SGL CARBON Aktiengesellschaft or by a wholly-owned direct or indirect subsidiary to be granted subscription rights for new shares as if they had exercised the warrants or conversion rights or fulfilled their conversion obligations;

(II) to issue new shares to holders of convertible bonds which were granted by SGL CARBON Aktiengesellschaft or its wholly-owned direct or indirect subsidiaries in Germany and abroad against non-cash contributions in accordance with the authorization by the Annual General Meeting on April 30, 2004, if the holders have exercised their conversion right or fulfilled their conversion obligation;

(III) if the new shares are issued to employees of SGL CARBON Aktiengesellschaft or companies affiliated with SGL CARBON Aktiengesellschaft within the meaning of sections 15 ff. of the AktG. However, for this purpose the share capital can only be increased by a total of no more than €2,325,928.96 by issuing a total of up to 908,566 new no-par value shares on one or several occasions;

(IV) if the new shares are issued to employees of SGL Carbon Aktiengesellschaft or companies affiliated with SGL Carbon Aktiengesellschaft within the meaning of sections 15 seq. of the AktG participating in the share plan (Matching Shares Plan) of SGL Carbon Aktiengesellschaft. However, for this purpose the share capital can only be increased by a total of no more than €803,776.00 by issuing a total of up to 313,975 new no-par value shares on one or several occasions;

(V) if the new shares are issued as part of a capital increase against non-cash contributions for the acquisition of companies, parts of companies or equity interests in companies; and

(VI) for a total of no more than €14,293,834.24 if the new shares are issued as part of a capital increase against cash contributions at an issuing price that does not fall significantly below the market price.

Conditional capital

Based on a resolution of the Annual General Meeting on April 30, 2004, the share capital of the Company was conditionally increased by a further amount of up to €4,096,000.00 against non-cash contributions. The sole purpose of the conditional capital increase is to issue up to 1,600,000 no-par value bearer shares carrying dividend rights from the beginning of the fiscal year in which they are issued to cover options for shares of SGL CARBON Aktiengesellschaft granted as stock appreciation rights (SARs) in the period through December 31, 2009 to members of the Board of Management and senior managers of SGL CARBON Aktiengesellschaft and members of the management and senior managers of affiliated companies ('Konzern-unternehmen') within the meaning of sections 15 seq. of the German Stock Corporation Act (= AKtG) on the basis of the authorization granted by the Annual General Meeting on April 30, 2004. The contributions to the shares to be subscribed take the form of the contribution of the remuneration entitlements granted to beneficiaries under the SARs issued pursuant to the authorization granted by SGL CARBON Aktiengesell-schaft's Annual General Meeting on April 30, 2004. The conditional capital increase will be implemented only to the extent that the SARs were issued pursuant to the authorization resolved by the Annual General Meeting on April 30, 2004, the beneficiaries exercised their options and contributed their remuneration entitlements to the Company, and the Company does not satisfy the beneficiaries' options by issuing treas-ury shares or by a cash payment. The new shares are issued at a price of not less than €2.56 per share.

Based on a resolution of the Annual General Meeting on April 27, 2000, the share capital of the Company was conditionally increased by a further amount up to €3,840,000.00 composed of 1,500,000 bearer shares with a notional value of €2.56 per share. The conditional capital increase will only be implemented to the extent that holders of warrants relating to bonds with warrants or holders of conversion rights from convertible bonds, which are issued by the Company or a wholly-owned direct or indirect subsidiary of the Company on the basis of the authorizing resolution of the Annual General Meeting on April 27, 2000, exercise their option or conversion rights, or to the extent that holders of convertible bonds with a conversion obligation fulfill their conversion obligation, where those convertible bonds are issued by the Company or a wholly-owned direct or indirect subsidiary of the Company on the basis of the authorizing resolution of the Annual General Meeting on April 27, 2000. The new shares carry dividend rights as of the beginning of the fiscal year in which they are created through the exercise of conversion rights or options or through the fulfillment of conversion obligations.

Based on a resolution of the Annual General Meeting on April 27, 2000, the share capital of the Company was conditionally increased by an additional nominal amount of up to €4,096,000.00. The conditional capital increase will be implemented only by issuing up to 1,600,000 new shares carrying dividend rights from the beginning of the fiscal year in which they were issued and will only be implemented insofar as the holders of options issued within the scope of the Stock Option Plan of the Company based on the authorization of April 27, 2000, exercise their rights to purchase shares.

Based on a resolution of the Annual General Meeting on April 30, 2004, the share capital was conditionally increased by up to €38,400,000.00 through the issue of up to 15,000,000 new no-par value shares. The conditional capital increase will be used to grant rights to the holders of bonds with warrants and/or convertible bonds issued by SGL CARBON Aktiengesellschaft or its wholly-owned direct or indirect subsidiary through April 29, 2009, pursuant to the resolution of the Annual General Meeting on April 30, 2004. New shares will be issued at the conversion price or warrant exercise price to be established in each case. The conditional capital increase will be implemented only to the extent that holders of bonds with warrants exercise their warrants or that holders of convertible bonds exercise their conversion rights, or holders who are subject to a conversion obligation fulfill their conversion obligation, and to the extent that the Company does not issue treasury shares instead of new shares or does not satisfy the subscription rights through a cash payment. The new shares carry dividend rights from the beginning of the fiscal year in which they are issued as a result of the exercise of conversion rights or warrants or through the fulfillment of conversion obligations. The Board of Management is authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of a conditional capital increase.

Authorization to acquire the Company's own shares

By resolution of the Annual General Meeting on April 27, 2005, the Board of Management was authorized to acquire no-par value bearer shares of the Company until October 26, 2006, totaling up to 10% of the share capital as of April 27, 2005. The purchase price of one no-par value share (excluding transaction costs) may not be more than 10% above or below the average closing price of the Company's share in the XETRA securities trading system (or a comparable successor system) on the last five trading days prior to the acquisition or undertaking to acquire the shares. If the shares are acquired via a public offering, the purchase price per share (excluding transaction costs) may not, as a matter of principle, be more than 15% above or below the average closing price of the Company's shares in the XETRA securities trading system (or a comparable successor system) on the fifth to the ninth trading day prior to the publication of the offering. The volume of the public offering can be limited. Where the shares tendered to the Company as the result of a public offering exceed the stipulated volume, the number of shares accepted must be proportional to the number of shares offered. Preferred acceptance of lesser numbers of shares (up to 100 shares per shareholder) can be stipulated. Public offerings must comply with the regulations of the Wertpapiererwerbs- und Übernahmegesetz (German Securities Acquisition and Takeover Act), insofar as and to the extent that these are applicable.

In addition, the Board of Management was authorized to sell any treasury shares by means other than the stock market or an offering to all shareholders if the shares are sold at a cash price that is not significantly less than the market price of shares of the Company carrying the same rights at the time of the sale; this authorization is limited to a total of no more than 10% of the Company's share capital. Also to be included are instances of the alleviated exclusion of subscription rights in accordance with section 186 (3) sentence 4 of the AktG based on other authorizations existing at the time of this authorization. Furthermore, the Company was authorized to make available, on the expiry of the two-year lock-up period, any treasury shares to members of the Board of Management while disapplying pre-emptive rights as part of the Matching Shares Plan resolved by the Annual General Meeting on April 27, 2000, under agenda item 8. In this case, the shares must be offered and transferred by the Supervisory Board. However, no more than 20,000 shares may be transferred for this purpose. The Board of Management was authorized to offer the own shares for sale while disapplying pre-emptive rights to employees of the Company or a Group company. Moreover, the Board of Management was authorized to retire the own shares without an additional resolution by the Annual General Meeting. Each of these authorizations can be exercised either in full or in part. The Company may acquire its own shares for one or several of the reasons listed.

The Supervisory Board can determine that measures taken by the Board of Management in reliance on this resolution by the Annual General Meeting may only be taken with its consent. The Board of Management may use the authorization to allocate acquired shares in the context of the Matching Shares Plan only if and to the extent that the Supervisory Board has made such a resolution and has given its consent. In 2005, the company acquired a total of 12,648 of its own shares for members of the Board of Management with a view to servicing the Matching Shares Plan.

Convertible bond

The 133,650 convertible bonds issued at €1,000 each on September 18, 2000 (at a rate of 100% of the nominal amount) were fully retired in 2005, after the owners of the bonds had already been repaid T€83,687 in 2004 based on the buy-back offer in 2004 made in the same year. Interest was paid on the amount of their nominal amount at 3.5% p. a.

Capital increase for the issue of new shares to employees

On March 16, 2005, the capital increase approved on January 27, 2005, by the Board of Management and with the consent of the Supervisory Board on February 10, 2005 of 591,434 shares was implemented. These shares were purchased at €2.56 and used to fulfill bonus claims of the Company's employees. Furthermore, in March 2005 a total of 36,025 new shares were also issued to employees of SGL Carbon AG and its affiliates as contribution in kind within the framework of the Matching Shares Plan 2003. Employees participating in the Matching Shares Plan 2003 contributed bonus claims totaling €358,809 to the Company as a contribution in kind. Of this amount, €92,224 refer to the share capital, with the remaining €266,585 referring to the share premium. In the 2005 fiscal year, 128,500 options were exercised under the Stock Option Plans. The total number of shares increased in 2005 by 755,959 from 55,835,290 to 56,591,249 at December 31, 2005.

On January 30, 2006, the Board of Management approved a €1,408,000.00 increase in the share capital through the issue of 550,000 new shares by making partial use of authorized capital (Authorized Capital I). The new shares are designated for employees of the company and.carry dividend rights for fiscal year 2005.

20. Provisions for pensions and other employee benefits

€m	Dec. 31, 2005	Dec. 31, 2004
Pension provisions for corporate commitments	134.2	133.5
Pension provisions for severance benefits	13.8	13.2
Other	10.8	10.0
	158.8	**156.7**

The employees of the SGL Carbon Group are covered by various pension plans which provide for the retirement benefit to the employee and their spouse. Some of the arrangements are tied to the employees' level of remuneration, whereas others are oriented on fixed contributions linked to the employees' ranking in terms of both salary classification and position within the corporation. Some arrangements also provide for future increases based on an inflation index.

The various pension arrangements for the employees of SGL Carbon Group were standardized as of April 1, 2000. Retirement benefits for employees that arose prior to April 1, 2000, are not affected, and the financial obligations arising under these pension plans remain within the SGL Carbon Group, where they are covered by provisions. The basis of the amended pension plan is the legally independent pension fund for employees of the Hoechst Group, which is funded by employee and employer contributions (Pensionskasse der Mitarbeiter der Hoechst Gruppe). The contributions of the SGL Carbon Group to this pension fund are based on a particular ratio to the contributions paid into the fund by employees. Payments by companies to such defined contribution plans are treated as current expenses in the respective period.

In the case of defined contribution pension plans, the Company pays contributions to pension insurance funds on the basis of statutory or contractual provisions. The Company has no further obligations other than to pay the contributions. Current contribution payments are recognized as operating expenses in the period concerned.

The provisions for defined benefit plans are calculated using the projected unit credit method. Measurement is based on the legal, economic and tax circumstances in the country concerned. Most of the obligations from current pensions benefits and entitlements under pension plans in the European companies are covered by the provisions carried on the balance sheet. The North American subsidiaries have country-specific pension plans which are largely covered by pension funds.

In the U.S., pensions rights are traditionally processed via a pension fund, in which the plan asset are invested solely for the purpose of providing benefits to the Plans' participants and their beneficiaries, and defraying reasonable expenses of administering the Plans. The Plans' objective is to provide a secure Trust from which retirement benefits can be paid to participants and beneficiaries, as provided in the Plans, with a view to maximizing returns on assets and minimizing the cost to the Company consistent with prudent investment management. To meet these requirements, the Company's contributions to the Trust will be invested with the objective of achieving a minimum annualized return to meet a defined annual target yield. The objectives shall be accomplished utilizing a strategy of investment in domestic and international equities along with domestic fixed income, in a mix that is conducive to participation in rising markets while allowing for protection in falling markets. The guidelines for the overall asset allocation will be 50-75% equities and 24-49% bonds.

At certain subsidiaries in the SGL Carbon Group, the provisions also cover amounts for post-employment medical care as well as severance payments. The future benefit obligations are calculated using actuarial methods based on estimates of the relevant parameters.

Recognition of actuarial gains and losses uses the 10% corridor rule. Personnel turnover is determined on a company-by-company basis. The actuarial measurements are based on country-specific mortality tables. Pension provisions amounting to around €12 million have a term of less than one year.

The following parameters are applied in Germany and the U.S., the countries with the most significant pension obligations:

Calculation basis and parameters for pension provisions

	German plans		U.S. plans	
	2005	2004	2005	2004
Discount rate	4.4%	5.5%	5.75%	6.25%
Salary increase	2.25%	2.25%	3.0%	3.0%
Expected long-term rate of return on plan assets	-	-	8.5%	8.5%

Changes in the present value of defined benefit obligations and in plan assets for pension provisions for direct commitments are presented below:

Changes in present value of obligations

€m	2005	2004
Present value at Jan. 1	**216.8**	**234.9**
Current service cost	5.1	5.2
Interest cost	12.8	11.8
Actuarial gains/losses	29.6	2.0
Benefits paid	-11.5	-11.1
Other changes	0.0	-25.9
Exchange differences	16.1	-0.1
Present value of obligations at Dec. 31	**268.9**	**216.8**
Changes in plan assets		
Plan assets at Jan. 1	**47.4**	**40.9**
Return on plan assets	4.9	3.4
Contributions paid	5.7	8.2
Benefits paid	-4.0	-3.4
Exchange differences	9.9	-1.7
Plan assets at Dec. 31	**63.9**	**47.4**
Funding status	205.0	169.4
Unrecognized actuarial loss	-70.8	-35.9
Pension provision at Dec. 31	**134.2**	**133.5**

The increase in unrecognized actuarial losses from €-35.9 million in 2004 to €-70.8 million in 2005 is the result of the reduction in the discount interest rate, particularly in Germany. At the end of 2005, the unrecognized actuarial losses in Germany amounted to €42.7 million (2004: €10.6 million) and €24.5 million (2004: €23.1 million) in the U.S. The losses above the 10% corridor are amortized over the average remaining service period up to the beginning of retirement, in our case approx. 14 years in Germany. In 2005, this amortization amounted to €2.4 million (2004: €2.5 million) and is part of the overall pension expenses.

To cover the pension obligations to members of the Board of Management the Company entered into reinsurance policies with two large insurance companies. As of December 31, 2005, the asset value included in the pension provisions amounted to €5.7 million. Claims under these reinsurance policies were pledged to the respective Board of Management members. The other changes in 2004 mainly relate to discontinued operations.

Pension expenses are broken down as follows:

€m	2005	2004
Current service cost	5.1	5.2
Interest cost	12.8	11.8
Expected return on plan assets	-4.9	-3.4
Amortization of actuarial gains/losses	2.4	2.5
Pension expenses from defined benefit plans	**15.4**	**16.1**
Pension expenses from defined contribution plans	4.3	4.1
Pension expenses	**19.7**	**20.2**

The anticipated future pension payments by the SGL Group to former employees or their beneficiaries at December 31, 2005 are as follows:

Pension payments to employees

Year	€m
Payable in 2006	12.0
Payable in 2007	12.7
Payable in 2008	13.6
Payable in 2009	14.4
Payable in 2010	15.5

21. Other provisions

€m	Taxes	Staff costs	Restructuring and antitrusts risks	Miscel-laneous	Total
Balance at Jan. 1, 2005	**2.4**	**51.7**	**65.9**	**30.4**	**150.4**
Changes in basis of consolidation	0.0	0.0	0.0	0.0	0.0
Utilized	-2.4	-33.1	-4.9	-10.7	-51.1
Releases	0.0	-3.9	0.0	-7.9	-11.8
Additions	1.8	43.3	9.2	19.6	73.9
Other changes/exchange differences	0.1	1.9	0.2	0.6	2.8
Balance at Dec. 31, 2005	**1.9**	**59.9**	**70.4**	**32.0**	**164.2**
(thereof with a term of less than one year)	(1.0)	(53.2)	(70.4)	(26.4)	(151.0)
(thereof with a term of more than one year)	(0.9)	(6.7)	-	(5.6)	(13.2)

The provisions for taxes include amounts for tax risks attributable to fiscal years that have not yet been finally assessed by the tax authorities. Provisions for staff costs include primarily provisions for annual bonuses, jubilee benefits, partial retirement, and outstanding vacation days.

The provisions for restructuring and antitrust risks have increased by €4.5 million to €70.4 million by the end of the reporting period. The additions are the result solely of restructuring projects. Provisions for antitrust risks are shown as current.

At year-end 2004 and 2005, we accrued the estimated interest to be paid in connection with the European antitrust fines and included these amounts under other provisions.

Miscellaneous other provisions comprise various risks, including provisions for bonuses, discounts, and anticipated losses amounting to €5.0 million (2004: €4.2 million), provisions for interest relating to European antitrust proceedings of €11.5 million (2004: €8.6 million), provisions for warranties totaling €3.7 million (2004: €5.8 million), provisions for environmental protection costs of €0.2 million (2004: €1.0 million).

22. Liabilities

€m	Dec. 31, 2005	Dec. 31, 2004
Interest-bearing loans/financial liabilities		
Bank loans and overdrafts	88.1	119.9
Bond/convertible bond	270.0	320.0
Accrued refinancing costs	-16.0	-20.3
	342.1	**419.6**
Trade payables	**89.6**	**91.3**
thereof due within one year €89.2 million (2004: €90.3 million)		
Other liabilities		
Tax liabilities	16.1	10.3
thereof due within one year €16.1 million (2004: €10.3 million)		
Miscellaneous other liabilities	54.4	107.8
thereof due within one year €54.2 million (2004: €71.1 million)		
Total other liabilities	**70.5**	**118.1**
	502.2	**629.0**

133,650 bonds with warrants of €1,000 each were issued as part of a convertible bond on September 18, 2000, at 100% of the principal amount. They beared interest at 3.5% p. a. on their principal amount. The bonds were fully repaid as planned in September 2005.

Transaction costs totaling €24.2 million were included in the new refinancing package of fiscal year 2004, which are expensed using the effective interest rate method over the respective term of the loans. From the refinancing of the USD tranche in 2005, €1.2 million were written off. At the end of fiscal year 2005, financial liabilities include accrued refinancing costs amounting to €16.0 million.

The weighted-average interest rate on financial liabilities was 7.5% for fiscal year 2005 (previous year: 6.3%).

Bank liabilities amounting to €88.1 million as of December 31, 2005, were subject to interest rates of up to 7.4%. Thereof €13.8 million carried fixed interest rates of up to 7.4% and €74.3 million carried variable interest rates of up to 6.3%. Besides the senior subordinated notes issued in 2004 amounting to €270 million with a fixed interest rate of 8.5% there are no further financial instruments outstanding.

The syndicated loan from the 2004 refinancing is subject to compliance with standard bank covenants - for example, the level of net worth, the fixed charge coverage, the ratio of net financial liabilities to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), and the ratio of EBITDA to interest expense. Non-compliance with the covenants or with other provisions of the loan agreement could result in additional costs and, if repeated, a demand by lenders for accelerated repayment. Various assets, in particular property, plant and equipment as well as inventories and receivables, were pledged as collateral for the loan (see Note No. 25).

Based on the credit lines in place as of December 31, 2005 and the amounts used as of balance sheet date, the SGL Carbon Group had available credit lines totaling €65.8 million.

Other remaining liabilities in 2004 included the discounted liabilities in connection with North American antitrust proceedings of €43.4 million, which were paid in full in 2005. The other remaining liabilities also include wages and salaries totaling €7.9 million (2004: €6.5 million) and negative fair values of market derivatives at €12.2 million (2004: €26.2 million). Social security liabilities totaled €5.9 million (2004: €4.8 million).

The maturity structure of the total financial liabilities due in each of the next five years and the remainder thereafter is presented below:

€m	2006	2007	2008	2009	2010	With more than five years to maturity
Financial liabilities	9.2	10.5	67.9	0.1	0.1	270.3
Refinancing costs	-3.4	-3.4	-3.3	-1.9	-1.9	-2.1

The refinancing costs included in financial liabilities are amortized over the remaining terms and result in the negative amounts presented. There are no other liabilities with a remaining term of over two years. The fair value of the bond at year-end was €292.3 million. The fair values of the other long-term liabilities approximate the carrying amounts.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

23. Information on the cash flow statement

The cash flow statement present changes in the cash and cash equivalents of the SGL Carbon Group due to inflows and outflows of cash during a reporting period. Cash inflows and outflows are broken down separately by operating, investing, and financing activities. The effects of first-time consolidation as well as deconsolidation measures and non-cash exchange rate effects were eliminated. The presentation is supplemented by a reconciliation to cash and cash equivalents as shown on the face of the balance sheet. Amounts in the cash flow statement attributable to foreign subsidiaries are converted at average exchange rates for the year, whereas liquid funds are converted at the exchange rate at balance sheet date.

Cash provided by operating activities includes interest received of €5.3 million, interest paid of €40.6 million and a dividend received from an associated company of €0.3 million. Net taxes paid after refunds amounted to €22.6 million. Pension payments totaled €11.5 million. Payments in connection with antitrust proceedings amounted to €70.2 million and of which €69.1 million was provided from the restricted cash escrow account.

Net cash used includes payments of €2.3 million for acquisitions of investments. Payments received from the sale of property, plant and equipment and intangible assets totaled €16.0 million. Payments for capital expenditures in property, plant and equipment and intangible assets amounted to €44.7 million.

Net cash used also includes payments of €91.0 million in 2005 for financing activities. Payments received from increase in financial liabilities of €67.8 million are attributable to the refinancing of the US$ credit line. In return, the original US$ credit line of €82.4 million was fully repaid. The pay-back of the convertible bond in September 2005 resulted in payments of €50.0 million, which were provided from the restricted cash escrow account. The remaining funds of €8.9 million from the special escrow account were used for debt repayment. Other repayments of financial liabilities amounted to €19.2 million in 2005. The payments received from the capital increase for employee shares were €2.5 million.

Discontinued operations in 2004 are shown in the cash flow statement in the net amount of €-24.6 million. For the discontinued operations in 2004, cash used in operating activities amount to €23.9 million, cash used in investing activities to €0.4 million, and cash used in financing activities to €0.3 million.

The balance of cash and cash equivalents decreased compared to 2004 by €102.1 million to €93.4 million in 2005. This related to payments from the restricted cash escrow account for antitrust proceedings and repayment of the convertible bond totaling €119.1 million.

OTHER DISCLOSURES

24. Contingent liabilities and other financial commitments

No bills of exchange were outstanding either as of December 31, 2005, or in the previous year. Outstanding guarantee obligations totaled €34.5 million as of December 31, 2005, and €55.1 million as of December 31, 2004. Furthermore, other financial liabilities arising from orders in connection with approved capital expenditures in property, plant and equipment amounted to €2.2 million as of December 31, 2005, and €5.2 million as of December 31, 2004. Some of these capital expenditure projects extend beyond one year.

SGL has set up credit lines for guarantees in connection with the financing of project-related business in the Surface Technology and Plastics Process Technology businesses. Due to the sale of these operations as of January 6, 2005, SGL will continue to carry the credit lines existing at that date in the amount of approximately €15.6 million until each individual guarantee will expire. Up to December 31, 2005, the provided guarantee line was reduced to an amount of €9.5 million. The average utilization of such guarantees in the past has been less than 1%. After careful assessment of possible future utilization, we established an appropriate provision at year-end, as we had done in the previous year.

Using procurement agreements with key suppliers, SGL secures the necessary raw materials for production, especially for needle coke. These agreements normally last for one year and contain minimum quantities to be purchased by SGL. The prices for the deliveries are settled on a base price, which is adjusted by variable components (e.g. defined parameters of the needle coke producer's raw material price).

A number of agreements to provide collateral were signed with lenders in conjunction with the refinancing project at the beginning of 2004. These agreements entailed the pledging of equity interests of most Group companies. The rights of use of intangible assets have been assigned for all German members of the Group, for two U.S. subsidiaries, and for SGL CARBON SpA in Italy. Real estate liens were taken out against SGL CARBON AG and two U.S. companies in the amount of €320 million and USD 168.4 million. Inventories and movable plant and equipment of €252.5 million were assigned as collateral. Trade receivables and receivables due from subsidiaries in the total amount of €147.5 million were assigned as collateral. In addition, intercompany receivables of €1,096.7 million and bank balances totaling €88.1 million were pledged as collateral by individual companies.

As of December 31, 2005, and December 31, 2004, there were also rental and lease obligations for land and buildings, IT equipment, motor vehicles and other items of property, plant and equipment amounting to €9.2 million and €8.6 million, respectively. As of December 31, 2005, the future minimum annual lease payments were as follows:

	2006	2007	2008	2009	2010	2011 and thereafter
Operating leases	1.8	1.5	1.1	1.0	0.9	1.8
Finance leases	0.3	0.3	0.3	0.2	0.1	0.0
– discount included	-0.1					
= Present value of finance leases	**1.1**					

No payments were received from subleases during the past two fiscal years. For a contract regarding a right to construct buildings on land owned by a third party in Germany, payment obligations of €32.2 million are outstanding for the next 61 years. The finance leases relate solely to leases for property, plant and equipment concluded under normal leasing contracts, without special purchase options.

Various litigation, legal proceedings, and lawsuits are pending or could be set up in the future, including those arising from alleged defects in products of the SGL Carbon Group under product warranties and due to environmental protection issues.

Litigation is subject to considerable uncertainty; the outcome of individual cases cannot be predicted with certainty. There is a reasonable probability that individual cases could be decided against the SGL Carbon Group in such amounts that would be material to the Company. Management has provided for all probable expected losses.

Pending antitrust proceedings

The antitrust legal proceedings in the U.S. and in Canada have been concluded. In 2005, we paid in full the outstanding liabilities to the antitrust authorities in the U.S. and Canada.

In April 2004, the European Court of First Instance reduced the fine imposed in 2001 in the graphite electrode proceedings from €80.2 million to €69.1 million. Since the judgment of the European Court of First Instance failed to address either the censured gross procedural errors or the internationally recognized prohibition against double jeopardy, we have filed an appeal to the European Court of Second Instance.

In December 2002, the European Commission imposed a €27.75 million fine on SGL CARBON AG for anticompetitive practices in the graphite specialties markets. SGL appealed against the fine in the European Court. The court ruled in 2005 and reduced the fine to €18.45 million. We appealed against the decision at the European Court especially in view of an unacceptable double jeopardy.

In December 2003, the European Commission imposed a €23.64 million fine on SGL Carbon AG for anticompetitive practices in the market for electrical and mechanical carbon and graphite products. We have filed an appeal against this decision at the European Court.

Of the EU fines, which are being appealed, the anticipated settlement is covered by provisions. The individual components of the lodged appeal were measured and included with their probable outcome from the European Court of Justice in the recognition of provisions. We have provided a security deposit of €23.9 million covering the fine that had been imposed by the EU Commission in December 2003. This payment, among other things, had already been taken into consideration in the refinancing package and the funds were paid from the special escrow account. The two other EU fines are secured by bank guarantees. We expect the final decisions regarding the EU penalties at the earliest in the next one to three years. The outcome of these proceedings is uncertain.

25. Transactions with related companies and individuals

In the course of its business activities, the SGL Carbon Group provides services to related companies and individuals. In turn, these individuals and companies act as suppliers and service providers for the SGL Carbon Group within the framework of their business activities. All these transactions are settled on an arm's length basis. Receivables from associated companies amount to €3.7 million. Details are presented in the notes to the relevant balance sheet and income statement items. Sales with associated companies in 2005 totaled €7.0 million, and the interest income and expense of associated companies in the same year amounted to €0.1 million.

An outstanding capital contribution to an associated company amounting to USD 3.8 million was fulfilled.

26. Information concerning financial instruments

IAS 32 and IAS 39 define financial instruments as contracts that result in a financial asset at one company and a financial liability or an equity instrument with another. Loans, receivables, and financial liabilities originated by the Company are measured at amortized acquisition cost unless they are linked with a hedging relationship shown on the balance sheet (hedge accounting). These are loans, interest-bearing receivables, trade receivables and payables, other short-term operating receivables and liabilities, as well as short- and long-term financial liabilities, for which a market price is not available. With short-term receivables and short-term financial liabilities, the amortized cost principally corresponds to the nominal value or the repayment amount. Financial assets held available for sale are measured at fair value. These assets are long-term investments as well as cash and cash equivalents. Until they are realized, unrealized gains and losses are shown separately in equity after deduction of deferred taxes. If there is no value available for settlement, the securities are carried at cost. If the fair value is expected to fall below the acquisition cost permanently, the securities are written down with effect on the income statement. The recognition of securities occurs on the settlement date. There are no financial investments to be held up to the final maturity.

Primary financial instruments

Primary financial instruments are shown on the balance sheet. Financial instruments carried as assets are reported at amortized cost, net of any necessary valuation allowances. Financial instruments carried as liabilities are reported at the higher of face value or redemption amount. Important primary financial instruments are:

Balance sheet items	Currency	Nominal value local currency	Nominal value €m	Term	Interest nominal	Interest effective
Financial liabilities						
Senior notes	EUR	270.0	270.0	2012	8.5%	9.2%
Syndicated loan	EUR	4.6	4.6	2008	3.9%	4.4%
"Kreditanstalt für Wiederaufbau"-loan	EUR	13.0	13.0	2007	7.4%	7.4%
Syndicated loan	USD	80.0	67.8	2009	6.3%	6.8%
Other primary financial instruments						
Trade receivables	EUR		195.3	2006/2007		
Trade payables	EUR		89.6	2006/2007		

The credit or default risk - i.e., the risk of non-payment - results from the risk that counterparties may be unable to meet their obligations. Since we do not generally enter into offset agreements with our customers, the amounts reported on the balance sheet represent the maximum risk of non-payment. With fixed-interest financial liabilities, SGL is subject to a fair value risk, while for floating-rate financial instruments, SGL is subject to a cash flow risk.

Foreign currency risks arise whenever receivables or liabilities are denominated in a currency other than a company's local currency. Hedging occurs initially as a result of naturally closed positions, when a foreign currency receivable in the SGL Carbon Group is offset by one or more liabilities in the same currency with equivalent maturities and amounts. Derivatives are used only to hedge exceeding foreign currency risks.

At a foreign subsidiary, in accordance with local statutory provisions, securities were acquired to cover pension obligations; these securities are included within non-current financial assets and are classified as available-for-sale securities. The change in valuation of these securities is shown in other comprehensive income without effect on the income statement; the posted change in valuation amounted to a total of €0.2 million as of December 31, 2005 (previous year: €0.1 million).

Derivative financial instruments

In the course of its business activities, the SGL Carbon Group may be exposed to risks from changes in interest rates and exchange rates. Derivatives are used purely for hedging purposes and reducing such risks. The use of these instruments is governed by internal guidelines. Risk is continuously assessed and monitored. The instruments used in the SGL Carbon Group are primarily interest-rate swaps, interest rate and currency options, as well as forward transactions. The counterparties are contracting parties with outstanding credit rating.

SGL is exposed to foreign currency risks arising from purchase and sales transactions, and internal Group loans, which are not denominated in the Company's functional currency of the euro. Although the aggregate effects of foreign currency risks can be partially offset, SGL hedges against certain material foreign currency risks through currency forward contracts and currency options.

A credit risk may take the form of a decline in the value of SGL's assets if a contracting party is either partially or wholly unable to meet the contractual obligations that were agreed upon at the time the financial instrument was created. The total of assets disclosed constitutes SGL's maximum credit risk. To reduce the credit risk, financial instruments are entered into exclusively with internationally recognized financial institutions. The credit standing of the contracting parties is continuously monitored and subject to uniform limits, the adherence to which is monitored by the Company's Central Finance Department.

SGL manages credit risks arising from customer receivables by requiring in certain circumstances advance payments, payment guarantees, confirmed letter of credits and credit insurance. No major bad debt losses were incurred throughout fiscal 2005.

Nominal amounts

Nominal amounts comprise the aggregate of all underlying purchase and sale amounts arising with outside parties. The amounts shown in the following table therefore do not represent the amounts exchanged by the parties to the transactions and, as a result, are not an indication of the SGL Carbon Group's liabilities under these financial instruments.

The nominal amounts and fair values of the financial instruments as of December 31, 2005 and 2004 were as follows:

	Nominal amounts				Fair values	
	Bought	Sold	Total	Total	Total	Total
€m	Dec.31,05	Dec.31,05	Dec.31,05	Dec.31,04	Dec.31,05	Dec.31,04
Foreign currency contracts						
USD currency forwards	0.0	66.2	66.2	38.5	-1.7	1.5
GBP currency forwards	0.0	60.7	60.7	50.2	0.6	0.1
Other currency forwards	24.0	3.7	27.7	20.6	1.1	0.5
Currency options	115.3	98.3	213.6	245.7	-1.6	-15.9
Interest rate contracts						
Interest rate swaps	0.0	127.8	127.8	238.6	-6.0	-1.9
Interest rate options	0.0	0.0	0.0	70.0	0.0	0.0

Currency forward contracts and options are primarily used to hedge foreign currency risks that arise from fluctuations of receivables and liabilities denominated in foreign currencies, from unrecognized firm liabilities and from highly probable forecasted transactions. In the SGL Carbon Group, the purpose of hedging transactions is to reduce the risks from exchange rate fluctuations that are inherent in the Group's foreign currency receivables and liabilities. The underlying transactions in the individual foreign currencies are almost entirely hedged on the basis of the net position per currency. Maturities are based on the maturities of the underlying transactions and range from several days to a maximum of 18 months.

Through the end of December 2005, hedging positions were build up to secure the U.S. dollar earnings risk for fiscal year 2006. A total of U.S.$102 million was hedged at rates between USD 1.20/€1.00 and USD 1.30/€1.00 for 2006.

Cash flow hedges were undertaken for fiscal year 2006 to cover highly probable forecasted U.S. dollar transactions. The fair value changes on the effective portion of these hedges as of December 31, 2005 are recognized directly in equity, after deducting deferred taxes, and reported separately in other comprehensive income. As of December 31, 2005, the positive fair values of the derivatives recorded under other comprehensive income without effect on the income statement amounted to €0.5 million (2004: €3.1 million); the negative fair values were €-2.5 million (2004: €-0.2 million), with a maturity of 6 to 12 months. To test the effectiveness, changes of the cash flow of the underlying transactions are based on forward rates in the area of forward exchange transactions, while in the field of currency options, the fair value component of the fair value change of options is excluded from the hedging connection. Effectiveness calculations are made at every balance sheet date. Essentially, it is assumed that the hedging relationship is effective if the fair value changes to the hedging transactions virtually offset the changes to the cash flow of the underlying transactions (80-125%).

The fair value of derivatives is the price at which one party is willing to assume another party's rights and/or obligations. Fair values are measured on the basis of the market information available at balance sheet date using standard market valuation methods, as follows:

- Currency hedges are measured on the basis of reference rates and reflect forward premiums and discounts. Currency options are measured using recognized option pricing models;
- Interest rate contracts are measured on the basis of discounted expected future cash flows, with market rates of interest applied for the remaining maturity of the instruments;
- Interest rate options are measured using recognized option pricing models (incl. Black-Scholes).

The fair values of currency hedges are calculated in the SAP system. The valuation methodology was verified by an independent accounting firm, which confirmed its accuracy. For the interest rate contracts, the valuation is carried out by an independent financial services provider. Derivatives have a credit risk comprised of the positive fair values of the derivatives.

The zero cost option concluded to hedge the USD liability resulting from the antitrust fine was fully released and paid in the third quarter, together with the corresponding underlying transaction.

The SGL Carbon Group uses interest rate swaps as a hedging instrument to optimize its financing costs. In fiscal years 2005 and 2004, the SGL Carbon Group used interest rate swaps to convert some of its financial liabilities from a fixed to a floating interest rate basis. In fiscal year 2005, over 80 million interest rate swaps, the interest rates of which were converted existing debt from fixed to floating rates, were announced. The SGL Carbon Group entered into a new 20 million interest rate swap, which converted existing liabilities from a fixed to a floating interest rate basis. In addition, the SGL Carbon Group entered into a 40 million interest rate swap, which hedges the risk of interest rate increases for forecasted transactions. This swap is classified as a cash flow hedge and changes fair value are recognized directly in equity. Effectiveness calculations are made on every balance sheet date. Essentially, it is assumed that the hedging relationship is effective if changes in the fair value of the swaps offset the changes of the cash flows of the underlying transactions (80 - 125 %).

Other hedging instruments are recognized in accordance with IAS 39.55. At acquisition, hedges are measured at acquisition cost. Changes in the fair values of derivatives are booked directly to the income statement based on the carrying amount of the underlying transaction.

27. Segment reporting

The SGL Carbon Group operates in the following Business Areas:

CARBON AND GRAPHITE (CG)	graphite electrodes and carbon products (electrodes, cathodes and furnace linings)
SPECIALTIES (S)	products for industrial applications, machine components, products for the semiconductor industry, composites, and process technology.
	and
SGL TECHNOLOGIES (T)	graphite foils, carbon fibers, carbon fiber-based fabrics, composites, structural components and carbon-ceramic brake discs.

External sales revenue was attributable almost exclusively to product sales. Trading revenue or other sales revenue are insignificant. Intersegment sales revenue is generally based on estimated market prices less selling and administrative expenses. Cost-based transfer prices may be used in exceptional cases. Other segment sales revenue comprise transactions that are largely rendered to the other Business Areas and include SGL CARBON AG. Important non-cash expenses concerned in particular the depreciation of assets in Italy in the CG Business Area amounting to €10.4 million and write-down of the carrying amount in the T Business Area amounting to €1.2 million. Consolidation adjustments relate to the elimination of sales and services between the Business Areas. Certain information on the business activities of the SGL Carbon Group is presented below (based on the primary reporting format in accordance with IAS 14.50 ff).

€m	CG	S	T	Other	Consolidation adjustments	SGL Carbon Group
2005						
Sales revenue	643.7	263.4	159.0	2.7	0.0	1,068.8
Internal sales revenue	13.3	3.8	7.2	39.2	-63.5	0.0
Total sales revenue	**657.0**	**267.2**	**166.2**	**41.9**	**-63.5**	**1,068.8**
Profit/loss from operations	121.6	19.8	0.2	-28.8	0.0	112.8
Capital expenditures	26.7	6.5	9.4	2.1	0.0	44.7
Depreciation and amortization expense	38.6	12.6	12.4	1.5	0.0	65.1
Capital employed	417.8	182.1	198.0	21.0	0.0	818.9
Segment assets	513.8	227.0	220.3	0.0	0.0	961.1
Segment liabilities	304.9	134.3	43.9	0.0	0.0	483.1
Income from associated companies	0.6	0.0	0.2	0.0	0.0	0.8
2004 (restated)						
Sales revenue	562.5	246.3	133.5	1.7	0.0	944.0
Internal sales revenue	9.7	6.9	2.5	32.1	-51.2	0.0
Total sales revenue	**572.2**	**253.2**	**136.0**	**33.8**	**-51.2**	**944.0**
Profit/loss from operations	86.4	13.9	-10.6	-30.7	0.0	59.0
Capital expenditures	26.5	4.2	8.7	6.9	0.0	46.3
Depreciation and amortization expense	33.5	15.2	13.3	5.6	0.0	67.6
Capital employed	404.6	179.1	181.3	19.5	0.0	784.5
Segment assets	520.1	204.9	201.1	0.0	0.0	926.1
Segment liabilities	332.5	130.1	41.5	0.0	0.0	504.1
Income from associated companies	-1.0	0.0	0.2	0.0	0.0	-0.8

€m	Germany	Europe excl. Germany	North America	Other	SGL Carbon Group
2005					
Sales revenue (by destination)	142.7	380.4	283.8	261.9	1,068.8
Sales revenue (by company headquarters)	358.1	440.7	264.6	5.4	1,068.8
Segment assets	330.6	328.6	275.8	26.1	961.1
Capital expenditures	15.5	17.6	11.3	0.3	44.7
2004 (restated)					
Sales revenue (by destination)	140.0	320.2	250.0	233.8	944.0
Sales revenue (by company headquarters)	313.9	390.1	229.1	10.9	944.0
Segment assets	296.3	365.2	237.3	27.3	926.1
Capital expenditures	16.9	18.5	10.7	0.2	46.3

28. List of shareholdings

The list of shareholdings has been filed with the commercial register of the Wiesbaden local court (HRB 9448). It is also available for inspection at the Annual General Meeting of SGL CARBON Aktiengesellschaft to be held on April 28, 2006.

29. Remuneration of the Board of Management and the Supervisory Board of SGL Carbon AG

Remuneration for the members of the Board of Management includes both a fixed and a variable component. The remuneration of the Board of Management and the number of shares held are as follows:

	Base salary €t	Bonus €t	SGL shares held no.	Stock options (2000 – 2004) no.	thereof exercised no.	SARs (2005) no.
R. J. Koehler	424	424	79,389	120,000	20,000	50,000
T. H. Breyer	294	294	31,296	72,000	0	30,000
S. Daugaard	294	200	1,152	6,000	0	30,000
Dr. H. Kottmann	294	294	27,861	57,000	0	30,000
Total	**1,306**	**1,212**	**139,698**	**255,000**		**140,000**

For fiscal year 2005, the expensed remuneration of the Board of Management amount to a total of €3,172 thousand including payments in kind and bonuses, which are to be paid in 2006.

In addition, the members of the Board of Management also receive a variable compensation component in the form of management incentive plans (see also Note 30). The Board of Management's stock options include option rights from the Stock Option Plan, granted from 2000 to 2004 and not yet expired. In addition, stock appreciation rights (SARs) were granted in 2005. Beginning in fiscal year 2005, stock options granted since fiscal year 2003 must be expensed in accordance with IFRS 2. The corresponding valuation of the stock options is based on a binominal model or a Monte Carlo simulation using SGL Carbon-specific measurement parameters. The members of the Board of Management were granted a total of 68,000 options in an aggregate value of €418 thousand in 2004 (€6.15 per option) and in 2005 a total of 140,000 SARs in an aggregate value of €616 thousand (€4.40 per SAR). The actual values of these stock options and SARs upon exercise will likely differ from the estimated values at issuance and may be either higher or lower.

The settlement of the Matching Shares Plan of 2003 resulted in the granting of 12,648 SGL matching shares and in a payment to the members of the Board of Management of €60 thousand in 2005. Total expense for the active members of the Board of Management under the Matching Shares Plan was €212 thousand in 2005, and for the LTCI Plans, lasting over several years the expense was €1,256 thousand. The active members of the Board of Management hold shares in SGL CARBON AG as private assets and at December 31, 2005 these amounted to a total of 119,110 shares and 61,764 ADRs, equivalent to a total of 139,698 shares.

The total remuneration of former members of the Board of Management and executive management and their surviving dependents amounts to €0.4 million. Provisions of €3.4 million have been recognized to cover pension obligations to former members of executive management and their surviving dependents.

The total remuneration of the Supervisory Board totaled €339 thousand. The following amounts were paid in 2005:

€t	Base remuneration	Additional remuneration	Total
Max Dietrich Kley, Chairman	40.0	12.6	52.6
Heinz Schroth, Deputy Chairman (until April 27, 2005)	9.6	4.2	13.8
Josef Scherer, Deputy Chairman (since April 28, 2005)	26.8	10.6	37.4
Prof. Dr. rer. nat. Utz-Hellmuth Felcht	20.0	6.6	26.6
Peter Fischer	20.0	0.6	20.6
Dr.-Ing. Claus Hendricks	20.0	6.6	26.6
Jürgen Kerner	20.0	2.5	22.5
Dr.-Ing. Hubert Lienhard	20.0	6.6	26.6
Jacques Loppion	20.0	2.6	22.6
Edelbert Schilling	20.0	2.6	22.6
Andrew H. Simon	20.0	6.6	26.6
Heinz Will (since April 28, 2005)	13.6	0.3	13.9
Hans-Werner Zorn	20.0	6.6	26.6
Total	**270.0**	**69.0**	**339.0**

Additional remuneration results from attendance compensation as well as compensation for committee activity.

30. Management and employee stock option programs

SGL currently has five different management and employee incentive plans. The Long-Term Incentive Plan, which was approved in 1996, originally comprised the Stock Appreciation Rights Plan ("SAR Plan 1996") and the Long-Term Cash Incentive Plan ("LTCI Plan"). Whereas the exercise period of the SAR Plan runs through 2006, the term to maturity of the LTCI Plan was limited to three years and has already expired on December 31, 1998. The current Long Term Cash Incentive Plan is valid for the period from 2005 through 2007 (the LTCI Plan 2005-2007) and replaced the expired LTCI Plan 2002-2004 at the end of 2004. Furthermore, on April 27, 2000, the Company's Annual General Meeting approved the introduction of a Share Plan or Matching Shares Plan ("Share Plan") as well as a Stock Option Plan ("Stock Option Plan"). The Share Plan was launched in March 2001. The Stock Option Plan, which was implemented in July 2000, superseded the SAR Plan 1996, whose eligibility period ended in 2001, and has a maturity of five years. As a successor plan for the Stock Option Plan that expired at the end of 2004, the Annual General Meeting of April 30, 2004, approved the introduction of a Stock Appreciation Rights Plan ("SAR Plan 2005") for Board of Management and the top three management levels. The plan provides for the issue of SARs beginning on January 1, 2005 over a period of five years, whose increase in value provides their holders with the right to subscribe to shares of SGL.

Stock Appreciation Rights Plan 1996 (SAR Plan)

Under the SAR Plan, the members of the Board of Management and certain members of senior management of the SGL Group have been granted stock appreciation rights ("SARs"). Each SAR represents (i) with respect to members of the Board of Management, the right to receive an amount equal to the difference, on the one hand, between the average SGL's middle share price officially quoted on the Frankfurt Stock Exchange on March 16 of the year in which the option is exercised, and on the other hand, the respective exercise price, which, prior to adjustment for dilution, ranges from €33.03 to €102.26; and (ii) with regard to employees of the SGL Group, the right to purchase one share at the respective exercise price.

One SAR is associated with one share. A total of 840,500 shares are linked to the SAR Plan, representing approximately 3.79% of all shares outstanding at the time. Until December 21, 2004, SARs representing a total of 746,800 shares had been granted to members of the Board of Management and to 60 members of senior management. Of these SARs, 637,350 had been exercised as of December 31, 2005.

Under the SAR Plan, an option representing a specific number of SARs (a "SAR Option"), as determined by the Board of Management, or, if the beneficiary was a member of the Board of Management, by the Supervisory Board, was granted to each beneficiary at the beginning of the SAR acquisition period (January 1, 1996-January 1, 2000). The SARs allotted via this SAR Option during the eligibility period (January 1, 1997-January 1, 2001) are vested on January 1 for the preceding fiscal year in five equal annual tranches of 20% each. Each vested SAR may be exercised during the period March 1 to March 15 each year, on March 15, 2006, at the latest or upon termination of service (as described below). Board of Management members exercising SAR Options must utilize a portion of the net proceeds corresponding to 15% of the gross proceeds to purchase shares of the Company in the stock market. For this purpose, the Company instructs a financial institution to acquire the shares for the account and in the name of the member of the Board of Management. SGL or the relevant subsidiary provides the financial means to effect the purchase directly to the bank and deduct the amounts from the funds due to the beneficiary from exercising the SAR. The bank retains these shares in safekeeping on behalf of the member of the Board of Management for the successive twelve months. The remaining net proceeds are paid out to the member of the Board of Management.

All the shares earned by an employee of the SGL Group upon exercise of the SARs must immediately be resold. An exception is made for the number of shares that can be purchased with 15% of the gross proceeds from the sale of all the shares. Such retained shares may not be sold and are blocked for a period of twelve months. As the exercise price of these SARs from 1996 is considerably higher than the current share price, the fair value of these options is zero euros.

Long-Term Cash Incentive Plan (LTCI)

LTCI Plan 2002 - 2004

Under the LTCI Plan 2002-2004, over a three-year period SGL granted the members of the Board of Management and 36 members of senior management a cash bonus payment that is linked to certain performance targets. The current planning period runs from 2002 through 2004. Bonuses totaling a maximum of €7.8 million may be paid out. The performance target that the SGL Group must reach in order for participating members of senior management and Board of Management members to qualify for the maximum bonus under the LTCI Plan was set at a ratio of net debt to EBITDA of 2.3 to 1.

The minimum requirement for a bonus payment is a ratio of 3.6 to 1. Beneficiaries of the LTCI Plan 2002-2004 must use a portion of the net proceeds of the LTCI premiums corresponding to 15% of the gross proceeds to buy shares of SGL on the stock market. For this purpose, the Company instructs a financial institution to acquire the shares for the account and in the name of the respective beneficiary and transfers the funds out of withheld bonus payments directly to the bank for the purchase of the shares. These shares are subsequently held by the financial institution in safekeeping on behalf of the beneficiary for the successive twelve months. The remaining proceeds were payable on April 30, 2005.

The Supervisory Board meeting of December 5, 2003, specified that when calculating the performance target, any implemented capital increase is to be neutralized. The meeting of the Board of Management of December 22, 2003, approved the same measure for senior management. The performance target had been achieved to 45.7% at the end of the three-year planned term. Therefore, a total of €3.4 million was paid in LTCI bonuses to members of the Board of Management and members of senior management. In accordance with the conditions of the plan, the active participants in the plan have reinvested 15% of the gross proceeds in a total of 42,700 SGL shares, which are blocked until March 31, 2006.

LTCI Plan 2005 - 2007

Under the LTCI Plan 2005-2007, over a three-year period SGL can grant the members of the Board of Management and 40 members of senior management a cash bonus payment that is linked to certain performance targets. The current planning period runs from 2005 through 2007. Bonuses totaling a maximum of €7.4 million may be paid out. The performance target that the SGL Group must reach in order for participating members of senior management and Board of Management members to qualify for the maximum bonus under the LCTI Plan was set at a ratio of net debt to EBITDA of 3.4 to 1 as per December 31, 2005, 2.7 to 1 as per December 31, 2006 and 2.3 to 1 as per December 31, 2007. The Plan also stipulates that 20% of the maximum bonus can be paid if the performance target is reached by December 31, 2005, 30% if the performance target is reached by December 31, 2006 and 50% if the performance target is reached by December 31, 2007.

Beneficiaries of the LTCI Plan 2005-2007 must use a portion of the net proceeds of the LTCI premiums corresponding to 15% of the gross proceeds to buy shares of SGL on the stock market. For this purpose, the Company instructs a financial institution to acquire the shares for the account and in the name of the respective beneficiary and transfers the funds out of withheld bonus payments directly to the bank for the purchase of the shares. These shares are subsequently held by the financial institution in safekeeping on behalf of the beneficiary for the successive 12 months. The remaining proceeds are payable on April 30, 2008.

As per December 31, 2005, the performance target of 3.4 to 1 of net debt to EBITDA was achieved. The participants in the Plan have thus already acquired a claim to 20% of the maximum bonus. A total of €2.6 million has been reserved for these bonus accrual that have already been earned as well as further possible bonus payments to members of the Board of Management and members of senior management.

Matching Shares Plan

In March 2001, SGL launched the Matching Shares Plan for the members of the Board of Management as well as the first three management levels below the Board of Management. Under the plan, participants may invest up to 50% of their annual bonuses in shares of the Company. If they hold these shares for at least two years, they receive the same number of shares (matching shares) against payment of a special bonus in a corresponding amount.

The Company's Share Plan was adopted by SGL's shareholders at the Annual General Meeting of April 27, 2000, and went into effect on March 31, 2001. Originally, a maximum of 250,000 new shares was reserved out of authorized capital for implementation of the Matching Shares Plan. At the end of March 2005, 36,025 new shares were granted from authorized capital out of the capital increase to those members of senior management and executive staff participating in the Share Plan during 2003; a total of 12,648 outstanding shares, acquired on the stock market, were granted to members of the Board of Management. The value of the matching shares amounted to €9.96 per share on the reporting date of March 29, 2005, which was regarded as compensation on which the individual plan participants paid taxes. The net amount corresponding to the number of matching shares was transferred to the individual securities accounts of the participants. Participants could subsequently freely dispose of these net matching shares as well as shares invested from 2003, whose two-year lock-up period expired on March 31, 2005.

Following the refinancing package of the SGL Carbon Group, which was implemented in 2004, and corresponding adjustment of authorized capital by the ordinary Annual General Meeting on April 30, 2004, a total of 350,000 new shares were available to service future share plans. In 2005, a total of 36,025 shares were used to process the Matching Shares Plan 2003.

During the fiscal year, members of the Board of Management and 74 members of senior management took part in the Matching Shares Plan 2005 - 2007, acquiring a total of 113,343 SGL shares from their taxed income at a price of €10.10 per share on the stock market.

Stock Option Plan

SGL's shareholders approved the Stock Option Plan at the Annual General Meeting of April 27, 2000. A maximum of 1,600,000 shares may be reserved from contingent capital to service the Stock Option Plan. The options may be issued until the end of 2004. The Stock Option Plan went into effect in July 2000.

The Supervisory Board administers the plan for the members of the Company's Board of Management. Under the Stock Option Plan, the Supervisory Board is authorized to grant options on shares to members of the Board of Management. The Board of Management administers the Stock Option Plan for approximately 150 members of senior management as well as the executive staff of the Company and its subsidiaries. The Stock Option Plan thereby authorizes the Board of Management to determine on its own the members of senior management of the Company as well as members of the management and senior management of its subsidiaries that should be granted options. In both cases, upon exercise of the options the Supervisory Board or the Board of Management make available and transfer new shares out of contingent capital, which is created for that purpose.

The stock options are distributed as follows:

- Members of the Board of Management: up to 30%;
- Members of the Company's executive staff: up to 20%;
- Members of management of subsidiaries: up to 20%; and
- Other members of the executive staff of subsidiaries: up to 30%.

If any one of the groups mentioned above is granted less than the maximum number of options, the remaining options may be distributed to the beneficiaries of the next or previous group - even over and above the maximum number of options granted to that group - in order to ensure that the total volume of options is used. The Board of Management - or if members of the Board of Management are affected, the Supervisory Board - determine how any remaining options are to be granted. Nevertheless, no more than 30% of the available options may be granted to Board of Management members.

The options have a term to maturity of ten years from their date of grant; they expire without compensation if they are not exercised during this period. The options may only be exercised after expiration of a two-year waiting period. This period begins the day after an option is granted, thereby resulting in an exercise period of eight years. During the exercise period, options may only be exercised on trading days during predetermined days when trading windows are open. Following publication of the Company's operating results, two trading windows of ten days each are made available for each options tranche, during which time options may be exercised. The times these trading windows are open is determined by the Supervisory Board if the members of the Board of Management are granted options, and by the Board of Management if options are granted to the remaining participants. Options may be exercised only if the SGL Group has met its performance targets at the time the options are exercised. The performance target is the increase in the total shareholder return of the SGL share. The Stock Option Plan defines this as the sum of the share price plus retained dividends plus the value of the options. For options to be eligible for exercising, total shareholder return must be at least 15% higher than the exercise price.

Calculation of the exercise price to be paid by beneficiaries under the Stock Option Plan is based on the average closing price of the shares in the XETRA securities trading system of the Frankfurt Stock Exchange for the last 20 trading days before the relevant options are granted, excluding transaction costs.

The options are subject to certain terms and conditions of sale. Thus, for an additional twelve months, beneficiaries must retain Company's shares in a minimum value of 15% of the gross proceeds (amounting to the difference between the subscription price and the exercise price of all options exercised by the participants) generated by the sale of the subscribed shares.

The conditions of the Stock Option Plan provide protection against dilution. Accordingly, the exercise price of the options is reduced if prior to maturity of the options the share capital of SGL Carbon AG, through the issue of new shares with the granting of a subscription right to the shareholders, is increased by an amount that is calculated based on the average price on the Frankfurt Stock Exchange on all trading days of the subscription right to which shareholders are entitled. The average price of the subscription rights to new shares during the subscription period for the capital increase approved by the extraordinary General Meeting on January 15, 2004, was €4.74.

The number of options granted and their respective exercise price before dilution-related adjustments are therefore as follows:

- as of July 3, 2000, 234,500 options were granted to members of the Board of Management and 151 members of senior management at a subscription price of €72.45, after adjustment for dilution the exercise price is now €67.71;
- as of January 16, 2001, 257,000 options were granted to members of the Board of Management and 155 members of senior management at a subscription price of €57.82, now €53.08;
- as of January 16, 2002, 261,000 options were granted to members of the Board of Management and 170 members of senior management at a subscription price of €25.00, now €20.26;
- as of August 12, 2002, 247,000 options were granted to members of the Board of Management and 154 members of senior management at a subscription price of €17.65, now €12.91;
- as of January 16, 2003, 258,500 options were granted to members of the Board of Management and 168 members of senior management at a subscription price of €8.35, now €3.61, and
- as of January 16, 2004, 254,000 options were granted to members of the Board of Management and 161 members of senior management at a subscription price of €13.43, now €8.69.

Overall, a total of 1,512,000 options were granted within the framework of the stock option plan, of which 289,500 options expired without compensation as a result of the termination of the employment relationship of plan participants due to employee turnover. Options that had been granted in 2003 were exercised for the first time in 2005. As a result, the participants exercised a total of 128,500 options from 2003 during the exercise window defined in accordance with the plan conditions at a subscription price of €3.61. This means that a total of 1,094,000 options are still available for exercise.

Stock Appreciation Rights Plan 2005 (SAR Plan 2005)

The SGL shareholders approved the SAR Plan 2005 at the ordinary Annual General Meeting of April 30, 2004. This plan provides for the granting of stock appreciation rights (SARs), whose appreciation of value entitles those entitled to participate to subscribe to the Company's shares. A maximum of up to 1,600,000 new shares from contingent capital against contribution in kind has been provided to service the SAR Plan 2005. The SARs may be issued through the end of 2009. The SAR Plan 2005 went into effect on January 1, 2005.

The Supervisory Board administers the plan for the members of the Company's Board of Management. In accordance with the SAR Plan, the Supervisory Board is authorized to grant SARs to the members of the Board of Management. The Board of Management administers the SAR Plan for approximately 150 members of senior management, the executive staff of the Company and of members of its consolidated subsidiaries and is authorized to grant these SARs.

Of the total of 1,600,000 subscription rights that can be granted to those entitled to be issued SARs, a maximum of 30% may be to members of the Board of Management of SGL CARBON Aktiengesellschaft, with a maximum of 20% to those participating in the SAR Plan who are members of the senior management of affiliated companies. Other members of senior management of SGL CARBON Aktiengesellschaft and of affiliated companies participating in the SAR Plan have access to the remaining 50% of the subscription rights. To the extent that the subscription rights of the members of the Board of Management of the Company or of the senior management of the affiliated company who participate in the SAR Plan do not fully use up the above-mentioned shares, these subscription rights may be granted to the other members of senior management of the Group. Those entitled to participate who belong to more than one of the above-mentioned groups may only receive subscription rights as a member of one of the groups and from the share of the subscription rights that is provided for that particular group.

Those entitled to SARs may participate in a rise in the price of SGL shares during the period between the granting of the SARs and their exercise. A SAR entitles the participant to require from the company the grant of a variable remuneration amounting to the difference ("appreciation of value") between the price of the SGL shares at the time the SAR is granted ("strike price") and at the time the SAR is exercised ("exercise price") plus dividends paid during this period by the Company and the value of subscription rights, and to subscribe to the number of SGL shares at the exercise price whose market price corresponds to the appreciation of value. One SAR grants those entitled to participate the right to subscribe to a fraction of a new SGL share that results from dividing the appreciation of value by the exercise price - however, to a maximum of one SGL share.

The strike price is calculated based on the average closing prices of SGL shares for the last 20 stock market trading days in the XETRA trading system (or in a successor system) before the day on which the SAR is granted. The exercise price is calculated in the same manner as the strike price, however with reference to the last 20 stock market trading days before the day the SAR is exercised rather than to the last 20 stock market trading days before the day the SAR is granted.

The SAR has a maturity of up to ten years, beginning at the grant date. The SAR expires without compensation if it is not exercised during its term.

The granting of the SAR to those entitled to participate may only occur within defined annual periods - the so-called "reference windows". A reference window may be a period of up to ten stock market trading days following, respectively, the fiscal year-end or the disclosure of the SGL CARBON Aktiengesellschaft for its first, second or third quarter results.

A SAR that has been granted may be exercised at the earliest after expiration of a waiting period of two years after the SAR is granted ("waiting period") and only during defined periods ("exercise window"). Exercise windows are open for a period of up to ten stock market trading days, beginning on the day following the Company's disclosure of its financial results for the first, second and the third quarters.

Furthermore, a SAR may only be exercised if after the expiry of the waiting period at the beginning of the exercise window the targets set out in the SAR conditions have been met. For 75% of the SARs granted to each of those entitled to participate, the target is the increase in total shareholder return ("TSR") of a SGL share ("absolute performance target"). Only a relative target is applicable for the remaining 25% of the SARs. This portion of the SAR may only be exercised if the development of the SGL share corresponds at least to the development of the MDAX.

The TSR is defined as the absolute rise of the SGL share price between the time the SAR is granted and the time it is exercised plus the dividends paid by the Company during this period and the value of the subscription rights. The target is met if the TSR has reached at least 15% of the striking price.

The relative performance target is defined as the relative rise of the SGL share price between the period when the SAR is granted and is exercised plus dividends paid by the Company during this period and the value of subscription rights compared with the development of the benchmark index during the same period. The benchmark index is the MDax of the German Stock Exchange (Deutsche Börse), or a substitute index representing mid-cap values. For the target to be met, the development of the relative rise of the SGL share price must be at least equivalent to the benchmark index.

If one of the two performance targets in an exercise window is not met, only those SARs may be exercised whose target is met; the SARs whose target is not met during the exercise window, may be exercised during a later exercise window of the exercise period if the target is then met.

Finally, in exercising their SARs-related shares, those entitled to participate must hold at least the number of shares of SGL CARBON Aktiengesellschaft for an additional twelve months, corresponding in value to 15% of gross proceeds.

In 2005, a total of 605,500 SARs were granted to members of the Board of Management and to members of senior management at a striking price of €9.74. The issue date was January 14, 2005.

The stock option programs developed as follows:

Number of shares/options	SAR 1996	SAR 2005	Share plan	Stock options plan
Balance at Jan. 1, 2005	**143,850**	**0**	**58,811**	**1,326,000**
Additions	0	605,500	113,343	0
Expired/returned	-34,400	0	-2,356	-103,500
Exercised	0	0	-56,455	-128,500
Balance at Dec. 31, 2005	**109,450**	**605,500**	**113,343**	**1,094,000**
Average exercise price in €	45.79	9.74	-	26.97
Expiration dates	March 15, 2006	Dec. 31, 2015	March 15, 2007	2010 - 2014
Fair value at Dec. 31, 2005 (€m)	**0.0**	**2.5**	**1.6**	**2.3**

The SAR Plan as well as the Stock Option Plan from 2000 through 2002 are "out of the money". The fair value is thus zero, since the exercise price exceeds the actual market price. The Stock Option Plans from 2003 and 2004 with an exercise price of €3.61 and €8.69 respectively are "in the money" at year end 2005, and with a share price of €13.95 have an intrinsic value, respectively, of €10.34 and €5.26 as of December 31, 2005. This corresponds to a total value of €2.3 million. In 2005, a total of 128,500 options were exercised from the 2003 Stock Option Plan. This took place in three trading windows in 2005, in which the average share price was €9.42, €11.37 and €13.95. Of these instruments, only 106,500 stock options were exerciseable at year-end 2005 from the 2003 tranche at a price of €3.61.

The weighted average remaining maturity of SAR 2005 is 10 years, of the Matching Share Plan 1.2 years and of the Stock Option Plan 6.25 years. The weighted average exercise price for the Stock Option Plan at December 31, 2004 was €25.14.

The shares issued under the Share Plan were expensed in the consolidated financial statements. As equity instruments, all newly granted instruments since November 7, 2002, comprising the Stock Option Plans 2003 and 2004 and the SAR 2005, are to be accounted for under IFRS 2. During fiscal 2005, the SAR 2005 and the Stock Option Plan resulted in total expense of €2.0 million. These instruments were valued by an independent financial services provider on the day the plans were granted based on a binominal model (Stock Option Plan) and a Monte Carlo simulation (SAR 2005). SGL-specific measurement parameters and a special exercise behaviour of such employee options are assumed. Various parameters are included in the valuation and impact the value of the options, such as anticipated future dividends, which were calculated at €0.07 for 2006 and increasing thereafter up to €0.15 in 2014. The assumed interest rates amount to 4.13% for the Stock Option Plan and 3.56% for SAR 2005. To determine the volatilities, the period from June 1, 1995 to December 1, 2004 was used. In view of the antitrust proceedings initiated and the fines announced in the period from 1998 to 2002, the volatilities were adjusted by the price fluctuations occurring in the period. For the Stock Option Plan, a volatility of 41.69% was calculated, while for SAR 2005 the volatility was 41.74%.

31. Exemption in accordance with Article 264 Paragraph 3 of the German Commercial Code

The following companies, which are included in the consolidated financial statements of SGL Carbon AG, made use of the provision in Article 264 Paragraph 3 of the German Commercial Code:

- SGL CARBON GmbH, Meitingen, Germany
- SGL CARBON Beteiligung GmbH, Wiesbaden, Germany
- SGL CARBON Holding GmbH, Wiesbaden, Germany
- SGL TECHNOLOGIES GmbH, Meitingen, Germany
- SGL BRAKES GmbH, Meitingen, Germany
- SGL INFORMATION-SERVICES i. L. GmbH, Augsburg, Germany.

32. Declaration of Compliance with the German Corporate Governance Code (Article 285 No. 16 of the German Commercial Code)

The Board of Management and the Supervisory Board declare that the Company is in compliance with the recommendations of the "Government Commission on the German Corporate Governance Code" („Regierungskommission Deutscher Corporate Governance Kodex") (publication as of July 20, 2005) as published by the Federal Ministry of Justice in the section of official notices of the electronic Federal Gazette. The Board of Management and the Supervisory Board further declare that the Company had been in compliance with the recommendations of the Government Commission on the German Corporate Governance Code since the delivery of the last statement. The following exceptions thereto apply:

- Code section 2.3.4.:
  Viewing the annual meeting of shareholders via the Internet is currently unsupportable for cost reasons.
- Code section 3.8. (2):
  The liability insurance taken out by the Company for the Board of Management and Supervisory Board (D&O Insurance) does not contain any deductible. We are generally of the view that the agreement of a deductible does not serve to enhance responsible action on the part of the Board of Management and the Supervisory Board. Moreover, a deductible is not customary in foreign countries, nor is it customary for many German companies.
- Code section 5.4.3. 1st sentence:
  In our view, the election by list (Listenwahl) to the Supervisory Board generally better serves the overall responsibilities of the Supervisory Board. The annual meeting of shareholders can resolve the election of individual candidates (Einzelwahl) at any time and immediately carry out this form of election upon a majority vote.
- Code section 5.4.3 3rd sentence:
  According to the applicable law, the members of the Supervisory Board, and not the shareholders, elect the chairman of the Supervisory Board among themselves in a free vote. We are of the opinion that the members of the Supervisory Board must remain free in making their decision and may therefore not be exposed to the possibly improper influence of third parties. This consideration could be undermined by a public announcement of the candidates.
- Code section 5.4.7. (2):
  The articles of incorporation of SGL CARBON AG provide for fixed remuneration for Supervisory Board members and additional remuneration for their work in committees. We are of the view that this rule is appropriate to our company and that it should thus be maintained for the foreseeable future.

The Corporate Governance Principles of SGL CARBON AG furthermore satisfy with virtually no exception the non-obligatory suggestions of the Corporate Governance Code.

33. Events occurring after the balance sheet date

On February 9, 2006, we announced the creation of SSG Ningbo Co., Ltd., a joint venture with Sinyuan Industrial Material Co. Ltd., in Ningbo (China) with regard to expanded graphite.

Wiesbaden, February 28, 2006

SGL CARBON AG

The Board of Management

AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by SGL CARBON AG, Wiesbaden, Germany, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2005. The declaration of conformity in accordance with the "German Corporate Governance Code" was not subject of our audit. The preparation of the consolidated financial statements and the group management report in accordance with IFRS, as adopted by the EU, and the requirements of German commercial law pursuant to § [Article] 315 a Abs. [paragraph] 1 HGB ["Handelsgesetzbuch": "German Commercial Code"] are the responsibility of Group's management. Our responsibility is to express an opinion on the consolidated financial statements and group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW), as well as in accordance with the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements, whether due to error or fraud, materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis as part of the audit. The audit includes assessing the annual financial statements of those entities included in the consolidated financial statements, the determination of entities to be included in the consolidation, the accounting principles and consolidation standards used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, on the basis of knowledge we have gained during the audit, the consolidated financial statements comply with IFRS, as adopted by the EU, the requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides an appropriate view of the Group's position and appropriately presents the opportunities and risks of future development.

Eschborn/Frankfurt am Main, February 28, 2006

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Ruppel	Bösser
Wirtschaftsprüfer	Wirtschaftsprüfer

SIGNIFICANT CONSOLIDATED SUBSIDIARIES

IAS figures		Interest	Interest held via	Equity €m	Sales revenue €m	Employees at Dec. 31, 05
1. SGL CARBON AG	Wiesbaden (Germany)					
2. SGL CARBON Beteiligung GmbH	Wiesbaden (Germany)	100.0%	1	217	0	0
3. SGL CARBON GmbH	Meitingen (Germany)	100.0%	1	45	665	1,673
4. SGL TECHNOLOGIES GmbH	Meitingen (Germany)	100.0%	1	15	34	126
5. SGL BRAKES GmbH	Meitingen (Germany)	100.0%	4	15	21	125
6. SGL Carbon Holding GmbH	Wiesbaden (Germany)	100.0%	2	265	0	0
7. SGL Carbon Holding S.L.	La Coruña (Spain)	100.0%	6	68	0	0
8. SGL CARBON S.p.A.	Milan (Italy)	99.7%	7	30	108	345
9. SGL CARBON S.A.	La Coruña (Spain)	99.9%	7	40	116	152
10. Gelter Ringsdorff S.A.	Madrid (Spain)	64.0%	7	2	6	43
11. SGL Carbon Holdings B.V.	Rotterdam (Netherlands)	100.0%	2	82	0	0
12. SGL CARBON Polska S.A.	Racibórz (Poland)	100.0%	11	83	127	762
13. SGL Carbon Luxembourg S.A.	Luxembourg (Luxembourg)	100.0%	1	0	0	2
14. SGL CARBON SAS	Passy/Chedde (France)	100.0%	1	24	44	157
15. SGL CARBON GmbH & Co.	Steeg (Austria)	100.0%	1	13	56	142
16. RK Carbon International Ltd.[1])	Wilmslow (U.K.)	100.0%	4	-18	40	197
17. SGL TECHNIC Ltd.[2])	Muir of Ord (U.K.)	100.0%	16			
18. P.G.Lawton Ltd.[2])	Halifax (U.K.)	100.0%	16			
19. SGL Carbon Technic SAS	Grenoble (France)	100.0%	2	5	15	136
20. SGL CARBON Ltd.	Alcester (U.K.)	100.0%	1	1	9	11
21. SGL CARBON LLC	Charlotte (U.S.)	100.0%	2	154	190	542
22. M.G.P. LLC	Sinking Spring (U.S.)	100.0%	21	18	10	31
23. HITCO CARBON COMPOSITES Inc.	Gardena (U.S.)	100.0%	21	35	45	317
24. SGL TECHNIC Inc.	Valencia (U.S.)	100.0%	21	42	38	144
25. SGL CARBON Technic LLC	Strongsville (U.S.)	100.0%	21	2	8	28
26. SGL Canada Inc.	Lachute (Canada)	100.0%	1	22	63	83
27. SGL Carbon Japan Ltd.	Tokyo (Japan)	100.0%	1	1	34	6

[1]) Subgroup-data

[2]) Data included in subgroup 16

REPORT OF THE SUPERVISORY BOARD

Dear Shareholders

The Supervisory Board of SGL Carbon AG has intensely attended to the development of the Company during the fiscal year. We advised the Board of Management and monitored its management of the Company's business. We were involved in decisions of material importance. The Board of Management informed us regularly, promptly, and extensively.

Focus of attention

At the four meetings we were informed about the Company's economic and financial development, risk management, measures aimed at reducing costs and increasing efficiency as part of the SGL Excellence Initiative as well as important business events. At the meetings in September and December we also discussed in depth the operational plan and, especially, the longer-term corporate strategy following the successful refinancing and the sale of the Surface Protection business.

The Board of Management held separate talks with the representatives of the shareholders and the employees prior to the meetings. Between the meetings, the Board of Management reported on important business events. We also received the respective Company press releases as well as the reactions of the media and financial markets concerning the quarterly financial statements. In addition, the Chairman of the Supervisory Board was in regular contact with the Board of Management and the members of the Supervisory Board.

Corporate Governance

Development of Corporate Governance during the reporting year was mainly influenced by the new version of the German Corporate Governance Code, as reported in the electronic version of the Federal Gazette on July 20, 2005, and the provisions contained in the U.S. Sarbanes Oxley Acts (SOX). After the changes had been discussed in detail in the September meeting, we reviewed, updated, and adopted the Corporate Governance Principles of SGL Carbon AG including the Declaration of Compliance in accordance with Article 161 of the German Stock Corporation Law (AktG) during the meeting in December. The Compliance Declaration is published in the notes to this annual report and on the internet. Our present Corporate Governance Principles now also include the guideline for reporting on balance sheet matters contained in Article 301 of the Sarbanes Oxley Act (whistleblower guideline) as well as binding rules of conduct for the Board of Management, managers, and all Company employees (Code of Business Conduct and Ethics).

Committee meetings

The Audit Committee of the Supervisory Board met twice in 2005, holding one meeting in March and one in December. After additional consultations between the two meetings, the Audit Committee approved by circulation procedure the fee offer of the auditor for fiscal 2005 as well as a maximum amount for other services, which must be endorsed separately based on SEC regulations. In August, the Audit Committee also approved by circulation procedure the guideline for reporting on balance sheet matters in accordance with Article 301 of SOX and ensured its publication on the Company's intranet. In the presence of the auditor, the Chairman of the Board of Management and the Chief Financial Officer, the Audit Committee discussed the 2005 annual financial statements in the March 2006 meeting. The Audit Committee also informed itself concerning the development of the derivative financial instruments during the year and their status at year-end. Other focuses of attention were the Company's risk recording and monitoring system, the status and progress of the internal control system in the context of financial reporting, the expected audit fees for 2006 taking into account the SOX requirements, the subjects and main results of the audits carried out by internal auditing in 2005 as well as the status and the development of SGL Carbon Group's pension obligations.

Key issues discussed at the three meetings of the Personnel Committee concerned the bonus system and basic remuneration, the Company's incentive plans, and the guidelines for travel expenses.

During its meeting in September, the Strategy Committee dealt intensively with the Company's further growth possibilities following the restructuring and disinvestment phase in 2001-2004. For this purpose, the Board of Management produced a strategic orientational framework with decision criteria as a road map for the Company's future development, which will be discussed at least once a year by the Strategy Committee.

The Technology Committee met twice. The first meeting dealt with the core issues of the newly founded central development department "Technology & Innovation". In the second meeting, the R&D priorities in the CG Business Area and the technological development of carbon-ceramic brake discs were reviewed.

The Committee Chairmen reported in detail on the committee meetings and the work of the committees in the plenary sessions.

Annual financial statements for 2005

The Supervisory Board has assured itself both in the Audit Committee and in its plenary session on March 7, 2006 that the accounting, the annual financial statements of SGL Carbon AG and the consolidated financial statements as of December 31, 2005, as well as the management reports of SGL Carbon AG, and SGL Carbon Group were audited by Ernst & Young Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Eschborn, and that they received an unqualified audit opinion. The audit reports on the consolidated and annual financial statements were submitted to us in a timely manner. The Audit Committee examined these documents in detail; the Supervisory Board plenum also examined them. No objections were raised following the Audit Committee's concluding results and our own review. The Supervisory Board approved the financial figures prepared by the Board of Management; the annual financial statements of SGL Carbon AG have therefore been formally adopted. We assent to the proposal of the Board of Management concerning the appropriation of the balance sheet profit.

Appointments to the Supervisory Board and the Board of Management

In January 2006, the Supervisory Board unanimously reappointed Mr. Robert Koehler as Chairman of the Board of Management of SGL Carbon AG for a further 5-year term from January 1, 2007 until December 31, 2011.

The Supervisory Board mandate of Mr. Heinz Schroth officially ended at the end of the Annual General Meeting on April 27, 2005. The local court replaced him by appointing Mr. Heinz Will as a member of the Supervisory Board. In a Supervisory Board meeting on April 27, 2005, Mr. Josef Scherer was elected to succeed Mr. Heinz Schroth as Deputy Chairman of the Supervisory Board of SGL Carbon AG. On behalf of the Supervisory Board, I would like to thank Mr. Schroth for the many years of consistently fair and constructive cooperation.

The Supervisory Board wishes to thank the members of the Board of Management, all employees and employee representatives for their work, without which SGL Carbon AG's positive Company development during 2005 would not have been possible.

Wiesbaden, March 7, 2006

The Supervisory Board

Max Dietrich Kley

Chairman

BOARD OF MANAGEMENT AND SUPERVISORY BOARD

Board of Management

Robert J. Koehler, Chairman
Chief Executive Officer SGL Carbon AG

- Responsible for:
  Corporate Development
  Corporate Communications
  Human Resources
  Legal Management Development
  Internal Audit
- External board memberships:
  Axa Lebensversicherungs AG, Cologne
  Benteler AG[1], Paderborn
  Heidelberger Druckmaschinen AG, Heidelberg
  LANXESS AG, Leverkusen (since July 2005)
  Pfleiderer AG, Neumarkt/OPF.
  Wacker-Chemie GmbH, Munich (until August 2005)

Sten Daugaard
Chief Financial Officer SGL Carbon AG

- Responsible for:
  Group Treasury, Group Accounting
  Management Reporting
  Group Controlling
  Information Services, Taxes
  Western Europe
- Internal board memberships:
  SGL Carbon Luxembourg S.A.[1], Luxembourg
  SGL Carbon GmbH[1], Meitingen

Theodore H. Breyer

- Responsible for:
  Carbon and Graphite
  North and South America
  Purchasing
  Corporate Security and Environmental Protection
- Internal board memberships:
  HITCO CARBON COMPOSITES Inc., Gardena, U.S.
  SGL CARBON S.p.A., Milan, Italy
  SGL CARBON S.A., La Coruña, Spain
  SGL CARBON LLC., Charlotte, U.S.

Dr. Hariolf Kottmann

- Responsible for:
  Graphite Specialties
  Process Technology
  SGL Technologies
  Asia, Eastern Europe
  SGL Excellence
  Technology & Innovation
- Internal board memberships:
  SGL CARBON ASIA PACIFIC Sdn Bhd[1], Kuala Lumpur, Malaysia
  SGL CARBON Japan Ltd.[1], Tokyo, Japan
  SGL TOKAI CARBON Ltd.[1], Shanghai, China
  SGL CARBON Far East Ltd.[1], Shanghai, China
- External board membership:
  SF Chem, Basel, Switzerland

Supervisory Board

Max Dietrich Kley, Chairman

Former Member of the Board of Management of BASF Aktiengesellschaft, Ludwigshafen
Chairman of Börsensachverständigenkommission (BSK)
President of Deutsches Aktieninstitut e.V., Frankfurt (DAI)
Member of the Board of Trustees of the International Accounting Standards Committee Foundation (IASCF)

- Internal board memberships:
  BASF AG, Ludwigshafen
- External board memberships:
  Bayerische Hypo- und Vereinsbank AG, Munich (until November 28, 2005)
  Infineon Technologies AG[1], Munich
  Schott AG, Mainz
  HeidelbergCement AG, Heidelberg
  UniCredit S.p.A., Milan, Italy (Board of Directors) (as of January 11, 2006)

Heinz Schroth

(retired as of April 27, 2005)
Deputy Chairman
(until AGM April 27, 2005)
Business Administrator,
SGL ACOTEC GmbH, Meitingen

Josef Scherer, Deputy Chairman

(as of AGM April 27, 2005)
Chemical Laboratory Assistant,
SGL CARBON GmbH, Meitingen

[1] Chairman of the Supervisory Board

Prof. Dr. rer. nat. Utz-Hellmuth Felcht

Chairman of the Board of Management of Degussa AG, Düsseldorf
Member of the Board of Management of RAG AG, Essen

- Internal board memberships:
Goldschmidt AG[1], Essen
(until January 10, 2005)
SKW Metallurgie AG[1], Trostberg
(until January 14, 2005)
RÜTGERS AG[1], Essen
(until June 30, 2005)
RAG Coal International, Essen
Degussa (China) Co., Ltd.[1],
Beijing, China
- External board memberships:
Gerling-Konzern Versicherungs-Beteiligungs-AG, Cologne

Peter Fischer

Lawyer, SGL CARBON AG, Wiesbaden

Dr.-Ing. Claus Hendricks

Former Member of the Board of Management of
Thyssen Krupp Steel AG, Duisburg

- External board memberships:
Pro Lean Consulting AG, Deputy[1]
Düsseldorf
Schumag AG[1], Aachen
TSTG mbH, Duisburg

Jürgen Kerner

First Authorized Representative of IG Metall Verwaltungsstelle Augsburg, Augsburg

- External board memberships:
IWKA Aktiengesellschaft, Karlsruhe
MAN B&W Diesel AG, Augsburg
MAN Roland AG, Offenbach

Dr.-Ing. Hubert Lienhard

Member of the Board of Management of Voith AG, Heidenheim

- Internal board memberships:
Voith Turbo Beteiligungs GmbH, Heidenheim
Voith Paper Holding Verwaltungs GmbH, Heidenheim
Voith Siemens Hydro Power Generation Ltda., São Paulo, Brasil
Voith Siemens Hydro Power Generation Shanghai Ltd., Shanghai, China
Voith Siemens Hydro Power Generation Inc., York, U.S.
- External board memberships:
Sulzer AG, Winterthur, Switzerland
(Board of Directors)

Jacques Loppion

Former Président du Conseil d'Administration of Groupe SNPE S.A., Paris, France

- External board memberships:
Groupe Gascogne, Saint-Paul-les-Dax
(until June 2005)
S.A.I. Golf, Saint-Nom-la-Bretèche
(all France)
KME AG, Osnabrück

Edelbert Schilling

Technical Assistant,
SGL ACOTEC GmbH, Siershahn
(until December 31, 2005)
General Manager,
K & W GmbH NL Europe, Montabaur
(as of January 01, 2006)

Andrew H. Simon OBE MBA

Consultant and Supervisory Board Member in various companies

- External board memberships:
Associated British Ports plc., London
Brake Bros. Ltd., Ashford
Dalkia UK plc, London
(all Great Britain),
Kaffee Partner Holding GmbH[1],
Osnabrück (until December 2005)
Finning International Inc.,
Vancouver, Canada

Heinz Will

(as of AGM April 27, 2005)
Electrician,
SGL CARBON GmbH, Frankfurt

Hans-Werner Zorn

Technician Mechanical Engineering,
SGL CARBON GmbH, Bonn

1 Chairman of the Supervisory Board

With memberships outside Germany, the respective country is mentioned.

The information within our annual report is originally published in German. Discrepancies or differences created in the translation are not binding and have no legal effect for compliance or enforcement purposes. If any questions arise related to the accuracy of the information contained in the translation, please refer to the German version of our annual report, which is the official and only binding version.

Acknowledgements

Published by:
SGL CARBON AG, Head Office, Wiesbaden

Concept, design and production management:
GFD-Finanzkommunikation, Frankfurt/Main

The photographs included in this annual report were coordinated by dpa/Picture-Alliance, Frankfurt/Main and the following photographers: Lance Hill (pp. 1, 5, 20), Jerome Lacrosniere (pp. 2, 8), Uli Deck (pp. 3, 31), Stefan Puchner (p. 4), Vaughn Youtz (pp. 7, 33).

Other photographs: Peter Sondermann (pp. 6, 29), Stefan Wildhirt (p. 10)

SGL CARBON GROUP FINANCIAL CALENDAR 2006

March 9, 2006: Annual Report 2005 +++ Year-End Press Conference and Analyst Meeting +++ Conference Call +++
April 25, 2006: Q1 Shareholders' Letter +++ Conference Call +++
April 28, 2006: Annual General Meeting in Wiesbaden, Germany +++
July 26, 2006: Q2 Shareholders' Letter +++ Conference Call +++
October 26, 2006: Q3 Shareholders' Letter +++ Fall Press Conference and Analyst Meeting +++ Conference Call +++

SGL CARBON GROUP INVESTOR RELATIONS CONTACT

SGL CARBON AG · Rheingaustrasse 182 · 65203 Wiesbaden, Germany
Phone +49 611 60 29-100 · Fax +49 611 60 29-101 · E-mail cpc@sglcarbon.de

These materials are available on written request from:
SGL CARBON AG · **Corporate Communications** · Rheingaustrasse 182 · 65203 Wiesbaden, Germany

- Annual Report (German/English)
- Form 20-F (English, primarily for shareholders in the U.S. and analysts)
- Shareholders' Letters for Q1, Q2 and Q3 (German/English)

These materials and additional information are also available via our homepage: **www.sglcarbon.com**

Depositary Bank for American Shareholders:
Morgan Guaranty Trust, Company of New York, 60 Wall Street, New York, NY 10260, U.S.